08070453

THE Scotts Miracle-Gro COMPANY


2008 Annual Report Cultivating a strong future
Miracle-Gro
PROCESSED
E DEC 3 1 2008
THOMSON REUTERS

SEC
Mail Processing
Section

DEC 2 3 2008

Washington, DC
101

The Scotts Miracle-Gro Company: Cultivating a strong future since 1868



This year, ScottsMiracle-Gro achieved a milestone few companies have ever reached – our 140th anniversary.

What has contributed to our longevity? Our people and our brands. Throughout our history, ScottsMiracle-Gro associates have advanced the lawn and garden industry with their innovation, operational excellence and world-class service. We are dedicated to helping create a beautiful world.

As a result, our brands enjoy unparalleled trust with consumers and continue to hold market-leading shares. The Company remains committed to strengthening our reputation going forward.

We have been left an exceptional legacy, and we accept the important responsibility to cultivate a strong future in everything we do. ScottsMiracle-Gro is well-positioned to be among the world's great consumer products companies for years to come.


Scotts
Turf Builder
Miracle-Gro
All Purpose

Net sales $2.98 billion

Global Consumer......................................75%
Global Professional..........................12%
Scotts LawnService.................8%
Smith & Hawken.............5%



The Scotts Miracle-Gro Company

(in millions, except per share data)

	2008	2007
Net sales	$2,981.8	$2,871.8
Cost of sales	2,042.2	1,867.3
Gross profit	939.6	1,004.5
Operating expenses, net	707.2	689.4
Impairment and other charges	134.4	38.0
Income from operations	98.0	277.1
Costs related to refinancings	-	18.3
Interest expense	82.2	70.7
Income before taxes	15.8	188.1
Income tax expense	26.7	74.7
Net income (loss)	(10.9)	113.4
Diluted net income (loss) per share	$ (0.17)	$ 1.69
Adjusted net income*	$ 134.1	$ 158.8
Adjusted diluted net income per share*	$ 2.05	$ 2.37
Adjusted EBITDA*	$ 318.4	$ 382.6

*Excludes impairment, registration and recall costs, and other non-recurring charges

Industry-leading brands worldwide

Scotts · Miracle-Gro · Ortho · Roundup · Scotts LawnService

Smith & Hawken · Fertiligène · Celaflor · KB · Substral

EverGreen · Nexa Lotte · Osmocote Exact · Agrocote · Peters Professional

Dear Shareholders,

My reputation for 'straight talk' is well understood in the halls of ScottsMiracle-Gro as well as by our investors. I take seriously the process of writing this letter each year and sharing my thoughts on the business with our shareholders, associates, retail partners and other stakeholders. This year's letter takes on increased significance, given the state of the global economy and the uncertainty of the financial markets.

There is no doubt that fiscal 2008 was a year of unprecedented challenges. We endured a late start to the season, several product recalls, higher commodity prices and retail partners who were nervous about the weaker consumer. While our results fell short of our original expectations, we reset our goals midway through the year and then achieved them.

Company-wide sales grew by 4 percent to a record $2.98 billion, including a 24 percent improvement in Global Professional and 2 percent growth in Global Consumer. However, adjusted gross margins declined by 190 basis points as urea, diesel and other commodities hit unprecedented highs. Although we increased prices by about $100 million for the year and realized productivity and efficiency savings of over $40 million, this was not enough to offset higher costs.

On an adjusted basis, we reported earnings of $2.05 per share compared with $2.37 per share reported a year earlier. Those results exclude $145 million of after tax costs related to asset impairment charges as well as costs associated with product recall and registration issues. Including those items, we reported a net loss for the year of $0.17 per share.

A strong focus on working capital throughout the year allowed us to generate free cash flow of $141 million. Even with higher commodity costs and lower-than-expected sales, inventory increased by only $10 million.

While I would be disappointed with this outcome in any other year, I am proud of the hard work and dedication shown by our 6,000 associates to achieve the results we did report. But we can do better. We *must* do better.

As I write this letter, our market capitalization of $1.7 billion is dramatically lower than a year ago and at a level similar to 2003. Clearly, macro-economic issues have impacted our business, and our stock price has suffered with others during this current downturn. But since stock prices are based on an assumption of *future* results, the simple truth is that we have to overcome the obstacles in front of us and stay focused on opportunities to drive growth and enhance shareholder value.

In the near-term, we know that the lawn and garden category has historically outperformed others during a weak economy. Consumers who are spending less on big-ticket purchases tend to stay close to home, and they tend to spend more time getting their hands dirty in the backyard. We need to strengthen our relationship with them and keep them in the ScottsMiracle-Gro family.

We can manage this effort without sacrificing the future. We must continue to strike a balance that allows us to make progress against several longer-term initiatives, even if the return on these investments is several years away.

On the cover of this annual report, we declare that we are 'cultivating a strong future.' In the remainder of this letter, I'll explain why I believe our efforts will allow us to strike the appropriate

"The 6,000 associates of this Company are committed to leveraging our history and our strengths to continue driving growth and to enhance shareholder value."



Jim Hagedorn
Chief Executive Officer
and Chairman of the Board
The Scotts Miracle-Gro Company

balance in cultivating near- *and* long-term growth. Doing so requires us to succeed in each of the following ways:

1. Even in a difficult economy, we must continue to invest in further strengthening our relationship with the consumer. This will allow us to leverage the cornerstone of our business – our brands – driving higher usage of our products and increased participation in the category.

2. We must continue to invest in game-changing innovation to drive higher sales and profits. In recent years, new products have been critical to our success. We must leverage the fact that no one in the industry can match our record of innovation.

3. We must further assist our retail partners in driving the sales and productivity of their lawn and garden departments. To that end, we have realigned our industry-leading sales force in the U.S. to be more flexible and improve their local focus.

4. We will continue to transform our supply chain platform in the U.S. to create a more regional model. This effort has the potential to save $50 million annually and reduce inventories by more than $100 million.

5. We must further develop and leverage the proprietary technologies in our Global Professional business to drive profitable sales growth in ornamental horticulture, professional turf and high-value specialty agriculture around the world.

Let me touch on each of these in more detail.


Miracle-Gro
Moisture Control
Potting Mix




get growing
grow
learn
solve
connect
Get away from it all

Consumer insights have led to the development of innovative solutions, such as Miracle-Gro® Moisture Control® Potting Mix and Miracle-Gro® LiquaFeed® – products that help gardeners easily succeed.

Driving our brands with consumers

Our relationship with the consumer remains the single biggest advantage we possess, and one that we will continue to build upon in 2009. Approximately 5 percent of sales each year is invested in advertising, a number we strive to increase. We also make incremental investments focused on consumer research that helps drive innovation, brand positioning and our messages to consumers.

Continuing to invest in both advertising and consumer insights is critical for us to grow the overall category and further increase our market share. Our goal is to do this by increasing household penetration rates as well as the frequency with which existing consumers use our products.

These investments are largely why our brands in both the U.S. and Europe – Scotts®, Miracle-Gro®, Ortho®, Roundup®, Evergreen®, Celaflor®, Fertiligène®, KB® and Substral® – continue to enjoy industry-leading market share with the opportunity for even more growth.

Our understanding of the consumer allows us to better interpret what they love about lawn and garden care as well as what frustrates them. For example, several years ago our research told us that consumers were confused about how much water they should provide to their plants. Our response: Miracle-Gro® Moisture Control® Potting Mix. By taking the guesswork out of watering, we made it easier for gardeners to succeed. In turn, they rewarded us with increased purchases of higher margin, value-added products. Since the introduction of this product in 2001, sales in our growing media business have increased nearly 85 percent.

Roundup and Roundup Design are trademarks of Monsanto Technology LLC. The Scotts Company LLC is the exclusive sales and marketing agent for Roundup Brand Lawn and Garden products.

In 2009, additional consumer insights will allow us to further leverage the Moisture Control brand. Data shows a significant increase in consumer interest in edible gardening, a trend we expect to continue. The introduction of Miracle-Gro® Moisture Control® Garden Soil will allow gardeners to trade up from low-value commodity soils to help them increase yields of healthy vegetables, fruits and herbs.


Celaflor
Naturen
Schädlingsfrei Neem

The Global Consumer business is fulfilling consumers' desire for natural gardening. Naturen®, a leading brand in Europe, provides a full range of natural products.

Researching consumer attitudes is a global effort that requires us to identify trends that go beyond the garden. Our understanding of consumer perspectives about the environment in Europe, for example, led to the introduction in 2008 of a complete line of natural and organic products in every major European market. Consumer response made the offering our most successful launch since we began operating in Europe a decade ago – already accounting for 8 percent of International Consumer sales.

I am equally confident that we are using our understanding of consumer behavior to enhance our ability to communicate effectively with them. A decade ago, nearly all of our consumer outreach was via television commercials. While television is still important, our marketing teams now rely on a much broader range of tools to reinforce the power of our brands.

In 2009, we will continue our shift away from television to weather-triggered radio as we adopt an increasingly more regional approach to driving our consumer business. Since weather is unpredictable, drive-time radio gives us the flexibility to make the call on Monday to run media that week. This enables us to run locally and seasonally relevant messages when the consumer is more likely to listen and act.

In addition, the state of the economy requires us to recognize potential vulnerabilities. As consumers become more sensitive to price, we will use promotions to help them stay in the ScottsMiracle-Gro franchise. This will require our messaging to the consumer – regardless of the medium – to become more competitive. We will reinforce with consumers *why* our products cost more and *why* they are worth it.

Building on a history of innovation

Knowing what the consumer wants is one thing – being able to provide it to them is quite another. Throughout our history, innovation has been the foundation of our consumer business. Looking ahead, I believe our potential to bring truly revolutionary products to the market has never looked stronger.


Roundup

Roundup® Pump 'N Go®, with its innovative applicator, was our most successful product launch ever, resulting in a 10 percent increase in Roundup® purchases.

Our philosophy regarding new product development starts with a basic formula. New products must be simple, sustainable and significant. We believe this approach can help us reach our goal of $200 million of sales growth each year through innovation.

Let me explain the formula.

"Simple" means that products must be easy for the consumer to buy, easy to use and easy to store. In addition, they should reduce the amount of time it takes to accomplish a task and should give the consumer more confidence and improved results. Being "sustainable" means products must be designed with consumer safety and environmental impacts in mind. And "significant" products should have strong margin potential, generate potential cost savings, present a global opportunity and be, whenever possible, proprietary to ScottsMiracle-Gro.

The introduction of Roundup® Pump 'N Go® in 2008, a product that sold at retail for $20, which is a relatively high price point in lawn and garden, was a near-perfect case study of this approach. The innovation was not what was in the product. We maintained the same long-standing formulation that has made Roundup® the world's best-selling consumer non-selective weed control. However, by improving the package design and application device, we made the product even easier to use. And consumers responded.

With sales of more than $40 million, Roundup® Pump 'N Go® was our best launch ever. We are now





ScottsMiracle-Gro's global R&D efforts are filling a growth pipeline with future products, improved formulas and more convenient applicators and packaging. Among our new offerings in fiscal 2009 will be two innovative grass seed products – EZ Seed™ and Turf Builder® Water Smart™ Grass Seed. The Company's commitment to research and development – a clear competitive advantage – helps drive continued growth and success.




Moisture
Control

Strong consumer relationships have always been key to the success of ScottsMiracle-Gro. We continue to seek opportunities to connect with consumers, including using in-store counselors, introducing new products such as Moisture Control® Garden Soil and through advertising, www.scotts.com and our consumer toll-free hotline. Our communication with the consumer has created a trusted bond that has endured for well over a century.


Scotts




complete

poised to apply the same packaging innovations to other products in our controls business.

Research & Development will be front-and-center again in 2009 with the introduction of two of the most innovative grass seed products in decades. New Turf Builder® Water Smart™ Grass Seed is a full line of premium grass seed products that provide consumers high-performance seed wrapped in a revolutionary super-absorbent coating. The patented coating allows the seed to absorb up to 40 percent more water than ordinary seed. As a result, the seed needs to be watered less frequently, which enables consumers to more easily succeed in growing a beautiful Scotts lawn.

Saving water and achieving great results are also included in the thinking behind our new EZ Seed™ product. The seeding mix includes premium grass seed, fertilizer and a proprietary growing material. Our proprietary technology absorbs water like a sponge, expanding to surround the seed in a moist protective layer. And it continues to care for the seed, infusing it with water and nutrients, so it builds strong roots that survive tough conditions. With EZ Seed™, consumers can grow grass that is 50 percent thicker than ordinary seed with half the water. It is so efficient that the seed can germinate in nearly any environment – including the most difficult soil conditions.

Our longer-term opportunities are even more encouraging. We have recently obtained global exclusivity on a breakthrough active ingredient for weed control. Although regulatory approval is still needed, we are optimistic that the product could radically change the way in which consumers control weeds in their lawns by making it easier to eliminate *and* prevent weeds. In addition, we continue to make progress with a new naturally derived bioherbicide that could provide a new way to control broadleaf weeds. Our goal is to introduce both of these breakthrough technologies in 2011.



ez seed

The Scotts® brand introduces EZ Seed™ in fiscal 2009, an innovation that makes growing grass simple in nearly any lawn environment.

Leveraging our sales force

Innovation and effective marketing campaigns are key to building a stronger relationship with the consumer. The relationship we maintain with our retail partners, however, is equally critical.

In the U.S., about 70 percent of our sales are with three primary retailers – The Home Depot, Lowe's and Wal-Mart. To help manage the sheer volume of business they conduct during the peak of the lawn and garden season, our sales team works year-round to help them maximize their store shelf productivity. The balance of our U.S. sales comes from national accounts and independent lawn and garden centers, where we maintain a dedicated sales force, unique product offerings and programs designed specifically for these retailers.

Our sales force numbers nearly 2,000 during the peak of the lawn and garden season. On weekdays, these associates help our retail partners merchandise products and manage their inventory. On the weekends, they are transformed into an army of in-store counselors, providing one-on-one assistance to consumers – answering their questions and guiding them to the Scotts®, Miracle-Gro®, Ortho® and Roundup® products that meet their needs.

In 2009, we are rebalancing our sales force in a cost-neutral way that allows us to spend more time in season helping our retailers and consumers. We will employ more merchandisers and expert product counselors than ever before and significantly increase the number of hours we spend in stores.

This change will provide a more flexible cost structure that helps maximize the return on our investment and allows us to better meet the needs and seasonal considerations of local markets. We are now better equipped to quickly deploy more labor in those regions where business is particularly strong and reduce spending in regions where sales may be lower than expected due to poor weather, economic concerns or other factors.


Scotts
Water Smart

Our distribution process is a critical link in our supply chain and key to driving customer service rates of more than 99 percent.

Driving out costs with supply chain

Perhaps the most significant long-term opportunity to reduce costs exists within our supply chain. Over the years, investments in infrastructure have made ScottsMiracle-Gro one of the most trusted partners with our retailers. We have helped our retailers increase inventory turns, lower their season-ending inventory and improve their overall profitability. We believe we can further build upon this track record while significantly reducing costs and improving working capital.

By creating a regionally-focused distribution and manufacturing footprint, we believe costs can be reduced by at least $50 million over the next several years. If fully realized, these efforts could also dramatically improve free cash flow by reducing inventory by more than $100 million. Let me provide an illustration to help explain our plans.

Today, the vast majority of our lawn fertilizer in the U.S. is shipped from Marysville, Ohio to 11 warehouses located across the country. From those warehouses, the fertilizer is then shipped – along with controls, plant food, grass seed and durable products – directly to home center stores. However, these products are often shipped on less-than-full trucks, making their distribution less efficient than we would like.

Meanwhile, our growing media products are shipped direct-to-store through a network of 26 manufacturing facilities throughout the U. S. Because these shipments go shorter distances on full trucks, they are extremely efficient.



Efficiently moving products from production to retailers is one of ScottsMiracle-Gro's competitive strengths. We continue to generate improvements in our supply chain in order to reduce inventory, save fuel costs and provide better service to retailers.


Scotts
Turf Builder
GRASS SEED
SUN & SHADE MIX
NEW!
GET THE LAWN YOU WANT
WITH LESS WATER





Our Global Professional business, which serves primarily professional growers and turf managers, is emerging as an attractive growth and profit driver. In fiscal 2008, strong demand for our products led to a reported 24 percent sales growth in this business.




Osmocote Exact
Scotts

The future model – which is being rolled out in the southeastern U.S. in fiscal 2009 – allows fertilizer products to be shipped into growing media facilities and, from there, co-distributed directly to the stores with growing media products. Once the model is deployed across the entire country, nearly all fertilizer for home center customers would be shipped through these growing media facilities on full truckloads, significantly improving the efficiency of distributing these products. The remaining products – mostly controls, plant foods and grass seed – would then be shipped in full truckloads to home center distribution centers, rather than directly to stores in less efficient, partial truckload quantities. We believe this will result in significant distribution savings, even as fuel prices have begun to retreat. And, within five years, it is anticipated that up to half of our third-party warehouse square footage could be eliminated.

These efforts not only present significant economic benefit to ScottsMiracle-Gro but also to our retailer partners through more frequent store replenishment, improved inventory turns and reduced order lead times to maximize retail point-of-sale opportunities. As importantly, we believe these efforts can be accomplished without compromising our world-class customer service rates.

Driving growth platforms

Since our Global Consumer business represents 75 percent of total sales, it is natural that this segment is a leading priority. However, it is increasingly obvious that our Global Professional business also presents an opportunity to drive profitable growth and long-term shareholder value.



Nurseries that grow ornamental plants are among Global Professional's most critical worldwide customers.

This business, which represents 12 percent of total sales, is primarily focused on serving professional horticulture and professional turf managers. Growers rely on our proprietary slow-release Osmocote® fertilizer to help them grow healthy plants, such as poinsettias and other ornamentals, in a cost-effective manner. Because Osmocote® technology can be adjusted for the specific needs of nearly any type of plant, it has allowed our Global Professional business to expand throughout the world in serving the needs of specialty agriculture.

In fiscal 2008, this business reported growth of 24 percent. While price increases and foreign exchange rates contributed to the improvement, the organic volume growth of nearly 10 percent gives us continued optimism in the long-term prospects of this business.

Today, approximately 20 percent of Global Professional sales occur in emerging markets such as the Asia Pacific and Latin America regions. As the populations and economies of these regions continue to expand, Global Professional provides significant opportunity to meet the needs of the increasingly larger base of professional growers. The ability to profitably expand our Global Professional business over the next several years appears extremely attractive, whether through tuck-in acquisitions or organic growth.

Pulling it all together

The collective impact of the five priorities outlined in this letter is the basis of our optimism. Our near-term challenge is to remain focused on these opportunities while navigating the most difficult economic climate in a generation.

Like most consumer goods companies, we believe a wait-and-see approach is appropriate for the upcoming year. Our performance in the final months of fiscal 2008 reinforced our belief that lawn and garden will remain a critical category for our retail partners and consumers. However, we also recognize that consumers are increasingly concerned about the state of the economy and, therefore, unpredictable. While we have provided significant incentives for our management and sales teams to return the Company to historical growth levels, we recognize that the economic environment in fiscal 2009 will be challenging and are planning accordingly.

Economic cycles come and go, and this one, too, will pass. Our job is to be positioned to drive higher levels of profitable growth, regardless of the environment. We also will remain focused on improving our return on invested capital and driving free cash flow – two metrics that I believe are critical in creating value.

To achieve those results, ScottsMiracle-Gro also must leverage two other competitive advantages – our history and our people.

Reaching our 140th-year anniversary is a tribute to our associates, who over the years were never deterred by a challenge. Through many difficult economic and business times, our Company has consistently emerged as an even stronger leader in the lawn and garden category. Our team has a proven history of being good stewards of this business, focused on our consumers, retailers and shareholders.

No one is better positioned to drive long-term growth in this critical industry than ScottsMiracle-Gro. Our advantages are clear – our brands, our innovation, our sales force, our infrastructure and our platform for growth in emerging markets. The 6,000 associates of this Company – by far, our most important competitive advantage – are committed to leveraging our history and our strengths to continue driving growth and to enhance shareholder value.

In next year's letter, I am confident I will share with you the numerous successes we enjoyed in fiscal 2009. And, I am confident I will once again reinforce the ways in which we are 'cultivating a strong future' and why the long-term prospects of this Company are so compelling.

Regards,

Jim Hagedorn
Chief Executive Officer
and Chairman of the Board
The Scotts Miracle-Gro Company
December 2008





The lawn and garden category represents a vital way of life for millions of people. By continuing to invest in our innovation portfolio, consumer relationships and retail partnerships, ScottsMiracle-Gro is cultivating a strong and enduring future.


Miracle Gro
Singles

Leadership Team

Jim Hagedorn
Chief Executive Officer and
Chairman of the Board

Mark Baker
President and
Chief Operating Officer

Vince Brockman
Executive Vice President,
General Counsel and
Corporate Secretary

Dave Evans
Executive Vice President and
Chief Financial Officer

Mike Kelty, Ph.D.
Executive Vice President

Claude Lopez
Executive Vice President,
International, and
Chief Marketing Officer

Mike Lukemire
Executive Vice President,
Global Technologies & Operations

Barry Sanders
Executive Vice President,
North America

Denise Stump
Executive Vice President,
Global Human Resources

Keith Baeder
Senior Vice President and General
Manager, North America Gardens

Fred Bosch
Senior Vice President,
Global Professional

Randy Coleman
Senior Vice President,
North America Finance

Andy Coogle
Senior Vice President and
Assistant General Counsel

Jeff Garascia, Ph.D.
Senior Vice President,
Global Research & Development

Michel Gasnier
Senior Vice President and
Chief Financial Officer, International

Jim King
Senior Vice President,
Investor Relations & Corporate Affairs

Peter Korda
Senior Vice President,
Scotts LawnService

Brian Kura
Senior Vice President,
North America Sales

Dan Paradiso
Senior Vice President and General
Manager, North America Lawns

Tim Portland
Senior Vice President and General
Manager, North America Controls

Korbin Riley
Senior Vice President, Global Pro Seed,
Asia Pacific & Emerging Markets

Rich Shank, Ph.D.
Senior Vice President,
Regulatory & Governmental Affairs,
and Chief Environmental Officer

Pete Supron
Senior Vice President,
Global Purchasing

Dave Swihart
Senior Vice President,
Global Supply Chain

Jan Valentic
Senior Vice President,
Global Marketing Services &
Growth Platforms

Board of Directors

Mark R. Baker
President and Chief Operating Officer
The Scotts Miracle-Gro Company
Board member since 2004

Arnold W. Donald
President and Chief Executive Officer (retired)
Juvenile Diabetes Research Foundation
International funding for diabetes research
Chair of Compensation & Organization Committee
Board member since 2000

Joseph P. Flannery
President, Chief Executive Officer
and Chairman of the Board
Uniroyal Holding, Inc.
Investment management company
Interim Chair of Governance & Nominating Committee;
Member of Compensation & Organization Committee
Board member since 1987

James Hagedorn
Chief Executive Officer and Chairman of the Board
The Scotts Miracle-Gro Company
Board member since 1995

Thomas N. Kelly Jr.
Former Executive Vice President,
Transition Integration
Sprint Nextel Corporation
Global communications company
Member of Audit Committee and
Innovation & Technology Committee
Board member since 2006

Carl F. Kohrt, Ph.D.
President and Chief Executive Officer
Battelle
International science and technology firm
Chair of Innovation & Technology Committee;
Member of Governance & Nominating Committee
Board member since 2008

Katherine Hagedorn Littlefield
Chair
Hagedorn Partnership, L.P.
Private investment partnership
Member of Finance Committee and
Innovation & Technology Committee
Board member since 2000

Karen G. Mills
President
MMP Group
Private equity firm, investor and advisor
Member of Audit Committee; Interim Member of
Compensation & Organization Committee
Lead Independent Director
Board member since 1994

Nancy G. Mistretta
Member
Russell Reynolds Associates
Executive search firm
Chair of Finance Committee
Board member since 2007

Patrick J. Norton
Executive Vice President and
Chief Financial Officer (retired)
The Scotts Company
Member of Finance Committee
Board member since 1998

Stephanie M. Shern
Founder
Shern Associates LLC
Retail consulting and business advisory firm
Chair of Audit Committee
Board member since 2003

John S. Shiely
Chief Executive Officer
and Chairman of the Board
Briggs & Stratton Corporation
Manufacturer of outdoor power equipment
Member of Audit Committee and Finance Committee
Board member since 2007

THE SCOTTS MIRACLE-GRO COMPANY
2008 FINANCIAL RESULTS

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

Five-Year Summary(1)
For the fiscal year ended September 30,
(in millions, except per share amounts)

	2008	2007	2006(2)	2005(2)	2004
OPERATING RESULTS(3):					
Net sales	$2,981.8	$2,871.8	$2,697.1	$2,369.3	$2,106.5
Gross profit	939.6	1,004.5	955.9	860.4	792.4
Income from operations	98.0	277.1	252.5	200.9	252.8
Income (loss) from continuing operations (net of tax)	(10.9)	113.4	132.7	100.4	100.5
Net income (loss)	(10.9)	113.4	132.7	100.6	100.9
Depreciation and amortization	70.3	67.5	67.0	67.2	57.7
FINANCIAL POSITION:					
Working capital	$ 366.8	$ 412.7	$ 445.8	$ 301.6	$ 396.7
Current ratio	1.5	1.7	1.9	1.6	1.9
Property, plant and equipment, net	344.1	365.9	367.6	337.0	328.0
Total assets	2,156.3	2,277.2	2,217.6	2,018.9	2,047.8
Total debt to total book capitalization(4)	69.6%	70.0%	30.8%	27.7%	41.9%
Total debt	999.5	1,117.8	481.2	393.5	630.6
Total shareholders' equity	436.7	479.3	1,081.7	1,026.2	874.6
CASH FLOWS:					
Cash flows from operating activities	$ 200.9	$ 246.6	$ 182.4	$ 226.7	$ 214.2
Investments in property, plant and equipment	56.1	54.0	57.0	40.4	35.1
Investments in intellectual property	4.1	—	—	—	—
Investments in acquisitions, including seller note payments	2.7	21.4	122.9	84.6	20.5
PER SHARE DATA:					
Basic earnings (loss) per common share	$ (0.17)	$ 1.74	$ 1.97	$ 1.51	$ 1.56
Diluted earnings (loss) per common share	(0.17)	1.69	1.91	1.47	1.52
Total cash dividends paid	32.5	543.6	33.5	8.6	—
Dividends per share(5)(6)	0.50	8.50	0.50	0.125	—
Stock price at year-end(6)	23.64	42.75	44.49	43.97	32.08
Stock price range — High(6)	46.90	57.45	50.47	43.97	34.28
Stock price range — Low(6)	16.12	40.57	37.22	30.95	27.63
OTHER:					
Adjusted EBITDA(7)	$ 318.4	$ 382.6	$ 385.9	$ 291.5	$ 310.5
Interest coverage (Adjusted EBITDA/interest expense)(7)	3.9	5.4	9.7	7.0	6.4
Weighted average common shares outstanding	64.5	65.2	67.5	66.8	64.7
Common shares and dilutive potential common shares used in diluted EPS calculation	64.5	67.0	69.4	68.6	66.6

(1) All common share and per share information presented in the above five-year summary have been adjusted to reflect the 2-for-1 stock split of the common shares which was distributed on November 9, 2005 to shareholders of record on November 2, 2005.

(2) Fiscal 2006 includes Rod McLellan Company, Gutwein & Co., Inc. and certain brands and assets acquired from Turf-Seed, Inc. and Landmark Seed Company from the dates of acquisition. Fiscal 2005 includes Smith & Hawken® from the October 2, 2004 date of acquisition. See further discussion of acquisitions in "NOTE 8. ACQUISITIONS" to the Consolidated Financial Statements included elsewhere in this Annual Report.

(3) Operating results include the following items segregated by lines affected as set forth on the Consolidated Statements of Operations included with the Consolidated Financial Statements included elsewhere in this Annual Report.

	For the Fiscal Year Ended September 30,				
	2008	2007	2006	2005	2004
Net sales includes the following relating to the Roundup® Marketing Agreement:					
Net commission income, excluding the deferred contribution charge	$ 44.3	$41.9	$39.9	$ 40.4	$28.5
Reimbursements associated with the Roundup® Marketing Agreement	58.0	47.7	37.6	40.7	40.1
Deferred contribution charge	—	—	—	(45.7)	—
Cost of sales includes:					
Costs associated with the Roundup® Marketing Agreement	58.0	47.7	37.6	40.7	40.1
Impairment, restructuring, and other charges (income)	15.1	—	0.1	(0.3)	0.6
Product registration and recall matters	27.2	—	—	—	—
Selling, general and administrative includes:					
Restructuring and other charges	—	2.7	9.3	9.8	9.1
Impairment charges	121.7	35.3	66.4	23.4	—
Product registration and recall matters	12.7	—	—	—	—
Interest expense includes:					
Costs related to refinancings	—	18.3	—	1.3	45.5

(4) The total debt to total book capitalization percentage is calculated by dividing total debt by total debt plus shareholders' equity.

(5) The Company began paying a quarterly dividend of 12.5 cents per share in the fourth quarter of fiscal 2005.

(6) The Company paid a special one-time cash dividend of $8.00 per share on March 5, 2007. Stock prices have not been adjusted for this special one-time cash dividend.

(7) Given our significant borrowings, we view our credit facilities as material to our ability to fund operations, particularly in light of our seasonality. Please refer to "RISK FACTORS" in this Annual Report for a more complete discussion of the risks associated with the Company's debt and our credit facilities and related covenants. Our ability to generate cash flows sufficient to cover our debt service costs is essential to our ability to maintain our borrowing capacity. We believe that Adjusted EBITDA provides additional information for determining our ability to meet debt service requirements. The presentation of Adjusted EBITDA herein is intended to be consistent with the calculation of that measure as required by our borrowing arrangements, and used to calculate a leverage ratio (maximum of 4.25 at September 30, 2008) and an interest coverage ratio (minimum of 3.25 for the year ended September 30, 2008). The Company's leverage ratio was 3.97 at September 30, 2008 and our interest coverage ratio was 3.87 for the year ended September 30, 2008.

In accordance with the terms of our credit facilities, Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, as well as certain other items such as the impact of discontinued operations, the cumulative effect of changes in accounting, costs associated with debt refinancings, and other non-recurring, non-cash items effecting net income. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by accounting principles generally accepted in the United States, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. Interest coverage is calculated as Adjusted EBITDA divided by interest expense excluding costs related to refinancings.

A numeric reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	2008	2007	2006	2005	2004
Net income (loss)	$ (10.9)	$ 113.4	$ 132.7	$100.6	$100.9
Interest	82.2	70.7	39.6	41.5	48.8
Income taxes	26.7	74.7	80.2	57.7	58.0
Deprecation and amortization	70.3	67.5	67.0	67.2	57.7
Loss on impairment and other charges	136.8	38.0	66.4	23.4	—
Product registration and recall matters, non-cash portion	13.3	—	—	—	—
Costs related to refinancings	—	18.3	—	1.3	45.5
Discontinued operations	—	—	—	(0.2)	(0.4)
Adjusted EBITDA	$318.4	$382.6	$385.9	$291.5	$310.5

RECONCILIATION OF NON-GAAP DISCLOSURE ITEMS

This table is part of The Scotts Miracle-Gro Company 2008 Annual Report (the "Annual Report"). The Annual Report includes financial data and a letter from James Hagedorn, President, Chief Executive Officer and Chairman of the Board, to the shareholders of The Scotts Miracle-Gro Company. Some of the data and Mr. Hagedorn's letter include non-GAAP financial measures, as defined in SEC Regulation G, of adjusted gross margin, adjusted net income and adjusted diluted earnings per share which exclude costs or gains for discrete projects or transactions. Items excluded during the five-year period ended September 30, 2008 relate to the closure, downsizing or divestiture of certain operations that are apart from and not indicative of the results of operations of the business, costs incurred to refinance the long-term debt of the Company, product registration and recall charges, intangible and other asset impairment charges, and a deferred contribution charge related to the Roundup® marketing agreement, in each case net of tax. The comparable GAAP measures are reported gross margin, reported net income and reported diluted earnings per share. Additionally, Mr. Hagedorn's letter includes reference to free cash flow, another non-GAAP financial measure. Free cash flow is equivalent to cash provided by operating activities as defined by generally accepted accounting principles less capital expenditures. A reconciliation of the GAAP to the non-GAAP measures is presented in the following tables:

The Scotts Miracle-Gro Company

Reconciliation of Non-GAAP Disclosure Items for the Twelve Months Ended September 30, 2008, 2007, 2006, 2005, and 2004
(in millions, except per share data)

	Twelve Months Ended September 30,				
	2008	2007	2006	2005	2004
Net income (loss)	$(10.9)	$ 113.4	$132.7	$100.6	$100.9
Restructuring and other charges, net of tax	—	1.7	6.1	6.1	6.1
Debt refinancing charges, net of tax	—	11.5	—	0.8	28.3
Impairment of intangibles and other assets, net of tax	111.8	32.2	43.1	14.9	—
Deferred contribution charge, net of tax	—	—	—	29.0	—
Product registration and recall matters, net of tax	33.2	—	—	—	—
Adjusted net income	$134.1	$158.8	$181.9	$ 151.4	$ 135.3
Diluted earnings (loss) per share	$(0.17)	$ 1.69	$ 1.91	$ 1.47	$ 1.52
Restructuring and other charges, net of tax	—	0.03	0.09	0.09	0.09
Debt refinancing charges, net of tax	—	0.17	—	0.01	0.42
Impairment of intangibles and other assets, net of tax	1.71	0.48	0.62	0.21	—
Deferred contribution charge, net of tax	—	—	—	0.43	—
Product registration and recall matters, net of tax	0.51	—	—	—	—
Adjusted diluted earnings per share	$ 2.05	$ 2.37	$ 2.62	$ 2.21	$ 2.03

The Scotts Miracle-Gro Company
Reconciliation of Non-GAAP Disclosure Items for the Twelve months ended September 30, 2008 and 2007

	Twelve Months Ended September 30, 2008				Twelve Months Ended September 30, 2007			
	As Reported	Product Registrations/ Recalls	Impairment	Adjusted	As Reported	Costs Related to Refinancings	Impairment	Adjusted
Net sales	$2,981.8	$(22.3)	$ —	$3,004.1	$2,871.8	$ —	$ —	$2,871.8
Cost of sales	1,999.9	(11.1)	—	2,011.0	1,867.3	—	—	$1,867.3
Cost of sales — impairment, restructuring, and other charges	15.1	—	15.1	—	—	—	—	—
Cost of sales — product registrations and recall matters	27.2	27.2	—	—	—	—	—	—
Gross profit	939.6	(38.4)	(15.1)	993.1	1,004.5	—	—	1,004.5
% of sales	31.5%			33.1%	35.0%			35.0%
Operating expenses:								
Selling, general and administrative	717.6	—	—	717.6	700.9	—	—	700.9
Impairment, restructuring and other charges	121.7	—	121.7	—	38.0	—	38.0	—
Product registrations and recall matters	12.7	12.7	—	—	—	—	—	—
Other income, net	(10.4)	—	—	(10.4)	(11.5)	—	—	(11.5)
Income from operations	98.0	(51.1)	(136.8)	285.9	277.1	—	(38.0)	315.1
Costs related to refinancings	—	—	—	—	18.3	18.3	—	—
Interest expense	82.2	—	—	82.2	70.7	—	—	70.7
Income before taxes	15.8	(51.1)	(136.8)	203.7	188.1	(18.3)	(38.0)	244.4
Income tax expense	26.7	(17.9)	(25.0)	69.6	74.7	(6.5)	(4.4)	85.6
Net income (loss)	$ (10.9)	$(33.2)	$ (111.8)	$ 134.1	$ 113.4	$(11.8)	$(33.6)	$ 158.8
Diluted income (loss) per share	$ (0.17)	$(0.51)	$ (1.71)	$ 2.05	$ 1.69	$(0.18)	$(0.50)	$ 2.37
Common shares and potential common shares used in diluted income (loss) per share calculation	64.5	65.4	65.4	65.4	67.0	67.0	67.0	67.0

	2008	2007
Net income (loss)	$ (10.9)	$ 113.4
Impairment of assets	136.8	38.0
Costs related to refinancing	—	18.3
Stock-based compensation	12.5	13.3
Depreciation	53.9	51.4
Amortization, including marketing fees	16.4	16.1
Changes in working capital and other	(7.8)	(3.9)
Investment in property, plant and equipment	(56.1)	(54.0)
Investment in intellectual property	(4.1)	—
Free cash flow	$ 140.7	$ 192.6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide an understanding of the financial condition and results of operations of The Scotts Miracle-Gro Company ("Scotts Miracle-Gro") and its subsidiaries (collectively the "Company"), by focusing on changes in certain key measures from year-to-year. Management's Discussion and Analysis ("MD&A") is divided into the following sections:

- Executive summary
- Results of operations
- Management's outlook
- Liquidity and capital resources
- Critical accounting policies and estimates

Executive Summary

We are dedicated to delivering strong, consistent financial results and outstanding shareholder returns by providing products of superior quality and value in order to enhance consumers' outdoor living environments. We are a leading manufacturer and marketer of consumer branded products for lawn and garden care and professional horticulture in North America and Europe. We are Monsanto's exclusive agent for the marketing and distribution of consumer Roundup® non-selective herbicide products within the United States and other contractually specified countries. We have a presence in similar consumer branded and professional horticulture products in Australia, the Far East, Latin America and South America. In the United States, we operate Scotts LawnService®, the second largest residential lawn care service business, and Smith & Hawken®, a leading brand in the outdoor living and garden lifestyle category. In fiscal 2008, our operations were divided into the following reportable segments: Global Consumer, Global Professional, Scotts LawnService® and Corporate & Other. The Corporate & Other segment consists of the Smith & Hawken® business and corporate general and administrative expenses.

As a leading consumer branded lawn and garden company, our marketing efforts are largely focused on building brand and product level awareness to inspire consumers and create retail demand. We have successfully applied this consumer marketing focus for a number of years, consistently investing approximately 5% of our annual net sales in advertising to support and promote our products and brands. We continually explore new and innovative ways to communicate with consumers. We believe that we receive a significant return on these marketing expenditures and anticipate a similar level of advertising and marketing investments in the future, with the continuing objective of driving category growth and increasing market share.

Our sales are susceptible to global weather conditions. For instance, periods of wet weather can adversely impact sales of certain products, while increasing demand for other products. We believe that our diversified product line provides some mitigation to this risk. We also believe that our broad geographic diversification further reduces this risk.

	Percent of Net Sales by Quarter		
	2008	2007	2006
First Quarter	10.4%	9.5%	9.3%
Second Quarter	32.1%	34.6%	33.6%
Third Quarter	39.3%	38.2%	38.9%
Fourth Quarter	18.2%	17.7%	18.2%

Due to the nature of our lawn and garden business, significant portions of our products ship to our retail customers during the second and third fiscal quarters. Our annual sales are further concentrated in the second and third fiscal quarters by retailers who increasingly rely on our ability to deliver products "in season" when consumers buy our products, thereby reducing their inventories.

Management focuses on a variety of key indicators and operating metrics to monitor the health and performance of our business. These metrics include consumer purchases (point-of-sale data), market share, net sales (including volume, pricing, product mix and foreign exchange movements), gross profit margins, income from operations, net income and earnings per share. To the extent applicable, these measures are evaluated with and without impairment, restructuring and other charges, which management believes are not indicative of the ongoing earnings capabilities of our businesses. We also focus on measures to optimize cash flow and return on invested capital, including the management of working capital and capital expenditures.

Given the Company's historical performance and consistent cash flows, the Company has undertaken a number of actions over the past several years to return cash to our shareholders. We began paying a quarterly cash dividend of 12.5 cents per share in the fourth quarter of fiscal 2005. In fiscal 2006, the Company launched a five-year, $500 million share repurchase program pursuant to which we repurchased 2.0 million common shares for an aggregate purchase price of $87.9 million during fiscal 2006. In December 2006, the Company announced a recapitalization plan to return $750 million to the Company's shareholders. This plan expanded and accelerated the previously announced five-year, $500 million share repurchase program (which was canceled). Pursuant to the recapitalization plan, in February 2007, the Company repurchased 4.5 million of the Company's common shares for an aggregate purchase price of $245.5 million ($54.50 per share) and paid a special one-time cash dividend of $8.00 per share ($508 million in the aggregate) in early March 2007.

In order to fund this recapitalization, the Company entered into credit facilities totaling $2.15 billion and terminated its prior credit facility. Please refer to "NOTE 11. DEBT" to the Consolidated Financial Statements included in this Annual Report for further information as to the credit facilities and the repayment and termination of the Company's prior credit facility and the Company's 6⅝% senior subordinated notes.

Product Registration and Recall Matters

In April 2008, the Company learned that a former associate apparently deliberately circumvented the Company's policies and U.S. Environmental Protection Agency ("U.S. EPA") regulations under the Federal Insecticide, Fungicide, and Rodenticide Act of 1947, as amended ("FIFRA"), by failing to obtain valid registrations for products and/or causing invalid product registration forms to be submitted to regulators. Since that time, the Company has been cooperating with the U.S. EPA in its civil investigation into pesticide product registration issues involving the Company and with the U.S. EPA and the U.S. Department of Justice (the "U.S. DOJ") in a related criminal investigation. In late April of 2008, in connection with the U.S. EPA's investigation, the Company was required to conduct a consumer-level recall of certain consumer lawn and garden products and a Scotts LawnService® product. Subsequently, the Company and the U.S. EPA agreed upon a Compliance Review Plan for conducting a comprehensive, independent review of the Company's product registration records. Pursuant to the Compliance Review Plan, an independent third-party firm, Quality Associates Incorporated ("QAI"), has been reviewing all of the Company's U.S. pesticide product registration records, some of which are historical in nature and no longer support sales of the Company's products. The Company has identified approximately 132 of the registrations under review as relating to products for which there was sales activity in the period generally representing the Company's 2008 fiscal year ("Active Registrations"). These Active Registrations supported products which accounted for approximately $680 million of the Company's net sales in the period. The U.S. EPA investigation and QAI review process identified several issues affecting Active Registrations which resulted in the issuance of a number of Stop Sale, Use or Removal Orders by the U.S. EPA and caused the Company to temporarily suspend sales and shipments of affected products. In addition, as the QAI review process or the Company's internal review has identified a FIFRA registration issue or a potential FIFRA registration issue (some of which appear unrelated to the former associate), the Company has endeavored to stop selling or distributing the affected products until the issue could be resolved with the U.S. EPA.

To date, QAI has completed a review of the registration records for substantially all of the Company's Active Registrations. Based on such review, and with the cooperation and prompt attention of the U.S. EPA, the Company believes it has restored the ability to sell and distribute products representing over 90% of the sales associated with Active Registrations; and the Company is hopeful that it will be able to satisfactorily resolve most, if not all, of the remaining issues prior to the start of the 2009 lawn and garden season. The QAI review process is expected to continue with a focus on reviewing advertising and related promotional support of our registered pesticide products.

While the Company believes it has made substantial progress toward completing the FIFRA compliance review process, the process continues and may result in future state or federal action with respect to additional product registration issues. Until such investigation is complete, the Company cannot fully quantify the extent of additional issues. Furthermore, the Company may be subject to civil or criminal fines and/or penalties or private rights of action at the state and/or federal level as a result of the product registration issues. At this time, management cannot reasonably determine the scope or magnitude of possible liabilities that could result from known or potential additional product registration issues, and no reserves for these claims have been established as of September 30, 2008. However, it is possible that such fines, penalties and/or judgments could be material and have an adverse effect on the Company's financial condition, results of operations and cash flows.

On September 26, 2008, the Company, doing business as Scotts LawnService®, was named as a defendant in a purported class action filed in the U.S. District Court for the Eastern District of Michigan relating to certain pesticide products. In the suit, Mark Baumkel, on behalf of himself and the purported classes, seeks an unspecified amount of damages, plus costs and attorney fees, for alleged claims involving breach of contract, unjust enrichment and violation of the Michigan consumer protection act. Given the preliminary stages of the proceedings, no reserves have been booked at this time, and the Company intends to vigorously contest the plaintiff's assertions.

In addition, in fiscal 2008 the Company conducted a voluntary recall of most of its wild bird food products due to a formulation issue. The wild bird food products had been treated with pest control additives to avoid insect infestation, especially at retail stores. While the pest control additives had been labeled for use on certain stored grains that can be processed for human and/or animal consumption, they were not labeled for use on wild bird food products. This voluntary recall was completed prior to the end of fiscal 2008.

As a result of these registration and recall matters, the Company has reversed sales associated with estimated returns of affected products, recorded an impairment estimate for affected inventory and recorded other registration and recall-related costs. The cumulative impact of these adjustments reduced income from operations by $51.1 million for the fiscal year ended September 30, 2008. While the Company continues to evaluate the financial impact of the registration and recall matters, the Company currently expects total fiscal year 2008 and 2009 costs related to the recalls and known registration issues to be limited to approximately $65 million, exclusive of potential fines, penalties and/or judgments.

Scotts Miracle-Gro is committed to providing its customers and consumers with products of superior quality and value to enhance their lawns, gardens and overall outdoor living environments. We believe consumers have come to trust our brands based on the superior quality and value they deliver, and that trust is highly valued. We are also committed to conducting business with the highest degree of ethical standards and in adherence to the law. While we are disappointed in these recent events, we believe we have made significant progress in addressing the issues and restoring customer and consumer confidence in our products.

Results of Operations

The following table sets forth the components of income and expense as a percentage of net sales for the three years ended September 30, 2008:

	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	67.1	65.0	64.6
Cost of sales — impairment, restructuring and other charges	0.5	—	—
Cost of sales — product registration and recall matters	0.9	—	—
Gross profit	31.5	35.0	35.4
Operating expenses:			
Selling, general and administrative	24.1	24.4	23.6
SG&A — impairment, restructuring and other charges	4.1	1.4	2.8
SG&A — product registration and recall matters	0.4	—	—
Other income, net	(0.4)	(0.4)	(0.4)
Income from operations	3.3	9.6	9.4
Costs related to refinancings	—	0.6	—
Interest expense	2.8	2.5	1.5
Income before income taxes	0.5	6.5	7.9
Income taxes	0.9	2.6	3.0
Net income (loss)	(0.4)%	3.9%	4.9%

Net Sales

Consolidated net sales for fiscal 2008 increased 3.8% to $2.98 billion from $2.87 billion in fiscal 2007, while for fiscal 2007, net sales increased 6.3% to $2.87 billion from $2.70 billion in fiscal 2006. Significantly impacting the rate of sales growth in both years were the following items:

	2008	2007
Net sales growth	3.8%	6.3%
Acquisitions	(0.3)	(1.3)
Foreign exchange rates	(2.0)	(1.6)
Product recall matters — returns	0.8	—
Adjusted net sales growth	2.3%	3.4%

Excluding the impact of pricing, Global Consumer adjusted net sales declined by 2.5% for the year. We believe this was a result of a number of factors, including the overall economic climate in the United States, as well as unfavorable early spring weather conditions. Adjusted net sales in our Global Professional segment grew 9.3% excluding the impact of pricing, driven by strong demand for the proprietary technology used in that segment. Despite a reduction in customer count, Scotts LawnService® experienced adjusted net sales growth of 1.2%, excluding the impact of pricing. Corporate & Other adjusted net sales decreased 13.8%, primarily driven by declines across all channels of the Smith & Hawken® business.

The adjusted net sales increase of 3.4% in fiscal 2007 was reflective of the weather related challenges in the largest part of our business, the Global Consumer segment. Extreme cold and wet weather in April 2007 discouraged consumer usage during this key retail selling period, and these lost opportunities were not recovered as the weather improved later in the spring. While we saw strong growth in the gardening category, in our Scotts LawnService® business, and our in Global Professional segment, the adverse impact of weather on the important lawns business in North America overshadowed these successes.

Gross Profit

As a percentage of net sales, gross profit was 31.5% of net sales for fiscal 2008 compared to 35.0% for fiscal 2007. The decrease in gross profit margin percentage was primarily driven by increased commodity costs, which unfavorably impacted all operating segments. Product registration and recall matters and impairment charges unfavorably impacted gross profit rates for fiscal 2008 by 90 basis points and 50 basis points, respectively.

As a percentage of net sales, gross profit was 35.0% of net sales for fiscal 2007 compared to 35.4% for fiscal 2006. This decline in gross profit was driven primarily by the Global Consumer segment, due almost entirely to unfavorable product mix. Strong net sales growth in the lower margin wild bird food and growing media businesses, coupled with a net sales decline in our higher margin lawns business, were the drivers behind this decrease. Offsetting this decline were gross profit improvements in our Scotts LawnService®, Smith & Hawken® and the Global Professional businesses.

Selling, General and Administrative Expenses (in millions)

	2008	2007	2006
Advertising	$142.4	$ 150.9	$ 137.3
Advertising as a percentage of net sales	4.8%	5.3%	5.1%
Other SG&A	$547.1	$ 519.2	$468.7
Stock-based compensation	12.5	15.5	15.7
Amortization of intangibles	15.6	15.3	15.2
	$717.6	$700.9	$636.9

Advertising expenses in fiscal 2008 were $142.4 million, a decrease of $8.5 million or 5.6% from fiscal 2007. Fiscal 2007 advertising expenses were $150.9 million, an increase of $13.6 million or 9.9% from fiscal 2006. On a percentage of net sales basis, advertising expenses were 4.8% of net sales in fiscal 2008, 5.3% in fiscal 2007 and 5.1% in fiscal 2006. The fiscal 2008 decrease as a percent of net sales was principally the result of a shift from media to consumer promotions and other trade expense, the costs of which are netted against sales rather than classified as SG&A. The fiscal 2007 increase as a percent of net sales was due to an effort to drive consumer interest and reinvigorate the lawns category following weak net sales performance in April 2007.

In fiscal 2008, other SG&A spending increased $27.9 million or 5.4% from fiscal 2007. The Company's increased investments were focused principally within the sales force, research and development and marketing areas ($14.2 million). The increase from fiscal 2007 to fiscal 2008 was largely driven by increased investments within the North America portion of the Global Consumer segment. The adverse impact of foreign exchange rates on spending outside of the United States represented the majority of the remaining increase ($11.3 million). In fiscal 2007, other SG&A spending increased $50.5 million or 10.8% from fiscal 2006. An increase in Scotts LawnService® infrastructure ($20.4 million), the adverse effect of foreign exchange rates on spending outside the United States ($11.3 million), and a nonrecurring benefit in fiscal 2006 ($10.1 million) for an insurance recovery relating to past legal costs incurred in our defense of lawsuits regarding our use of vermiculite were the primary drivers behind the increase from fiscal 2006 to fiscal 2007.

The majority of our stock-based awards vest over three years, with the associated expense recognized ratably over the vesting period. The decrease in stock-based compensation expense in fiscal 2008 as compared to fiscal 2007 was primarily attributable to a change in the Board of Directors equity compensation plan effective in February 2008, which resulted in the majority of associated expense being recognized ratably over the Board of Directors' service period, compared to previous years' grants where the associated expense was recorded entirely in the year of the grant. Additionally, the decrease in the Company's share price during fiscal 2008 resulted in a reduction of expense for the equity awards that are expensed based on the Company's share price.

Amortization expense of $15.6 million in fiscal 2008 is comparable to $15.3 million in fiscal 2007 and $15.2 million in fiscal 2006.

Impairment, Restructuring and Other Charges (in millions)

	2008	2007	2006
Goodwill and intangible asset impairment	$120.0	$35.3	$66.4
Property, plant and equipment impairment	1.7	—	—
SG&A — product registration and recall matters	12.7	—	—
Restructuring — severance and related	—	—	9.3
Other	—	2.7	—
	$134.4	$38.0	$75.7

During the third quarter of fiscal 2007, the Company changed the timing of its SFAS 142, "Goodwill and Other Intangible Assets" annual goodwill impairment testing from the last day of our first fiscal quarter to the first day of our fourth fiscal quarter. Moving the timing of our annual goodwill impairment testing better aligns with the seasonal nature of our business and the timing of our annual strategic planning process. In addition, the Company also changed the date of its annual indefinite life intangible impairment testing to the first day of our fourth fiscal quarter. Management engages an independent valuation firm to assist in its impairment assessment reviews.

As a result of a significant decline in the market value of the Company's common shares during the latter half of the third fiscal quarter ended June 28, 2008, the Company's market value of invested capital was approximately 60% of the comparable impairment metric used in our fourth quarter fiscal 2007 annual impairment testing. Management determined this was an indicator of possible goodwill impairment and, therefore, interim impairment testing was performed as of June 28, 2008.

The Company's third quarter fiscal 2008 interim impairment review resulted in a non-cash charge of $123.3 million to reflect the decline in the fair value of certain goodwill and other assets evidenced by the decline in the Company's common shares. No further adjustments to the goodwill portion of this impairment charge were required as a result of the completion of the SFAS 142 Step 2 evaluation in the fourth quarter of fiscal 2008. However, an additional impairment charge of $13.5 million was recorded in the fourth quarter of fiscal 2008, primarily related to leasehold improvements of Smith & Hawken®. In total, the fiscal 2008 impairment charges comprise $80.8 million for goodwill, $19.0 million related to indefinite-lived tradenames and $37.0 million for SFAS 144 long-lived assets. Of the $37.0 million impairment charge recorded for SFAS 144 long-lived assets, $15.1 million was recorded in cost of sales. On a reportable segment basis, $64.5 million of the impairment was in Global Consumer, $38.4 million was in Global Professional, with the remaining $33.9 million in Corporate & Other.

The Company recorded $12.7 million of SG&A-related product registration and recall costs during fiscal 2008 which primarily relate to third-party compliance review, legal and consulting fees.

Our fourth quarter fiscal 2007 impairment review resulted in a non-cash goodwill and intangible asset impairment charge of $35.3 million. Partially as a result of the disappointing 2007 lawn and garden season, management completed a comprehensive strategic update of its business initiatives in the fourth quarter of fiscal 2007. One outcome of this update was a decision to increase the focus of Company resources on our core consumer lawn and garden do-it-yourself businesses. This process also involved a re-evaluation of the strategy and cash flow projections surrounding our Smith & Hawken® business, which has consistently performed below expectations since it was acquired in early fiscal 2005. We revised our Smith & Hawken® strategy to reflect a scaled back retail expansion plan, with an increased focus on aggressively expanding the wholesale aspect of this business. This resulted in a decrease in our prior cash flow projections for this business, resulting in a $24.6 million goodwill impairment charge and a $4.6 million impairment charge for an indefinite-lived tradename. The Company finalized the fourth quarter fiscal 2007 SFAS 142 impairment evaluation of the Smith & Hawken® goodwill during the first quarter of fiscal 2008 and there was no change to the related impairment charge recorded in the fourth quarter of fiscal 2007.

Our fiscal 2007 fourth quarter strategic update also encompassed other areas. We remain strongly committed to the development of turfgrass varieties that could one day require less mowing, less water and fewer treatments to resist insects, weeds and disease. Our efforts to develop such turfgrass varieties include conventional breeding programs as well as research and development involving biotechnology. Our efforts to develop turfgrass varieties involving biotechnology have yielded positive results; however, the required regulatory approval process is taking longer than anticipated, impacting our ability to commercialize our innovations. As a result of our fiscal 2007 fourth quarter strategic update, we recorded a $2.2 million goodwill impairment charge related to our turfgrass biotechnology program. Similarly, a strategic update of certain information technology initiatives in our Scotts LawnService® segment resulted in a $3.9 million impairment charge.

Other charges in fiscal 2007 related to ongoing monitoring and remediation costs associated with our turfgrass biotechnology program. Restructuring activities in fiscal 2006 related primarily to organizational reductions associated with Project Excellence, initiated in the third quarter of fiscal 2005. As a result of this program, approximately 110 associates accepted early retirement or were severed during fiscal 2006.

Other Income, net

Other income, net was $10.4 million for fiscal 2008, $11.5 million for fiscal 2007 and $9.2 million for fiscal 2006. Royalty income was the most significant component of other income, approximating $9.6 million, $9.9 million and $6.8 million in fiscal 2008, 2007 and 2006, respectively.

Income from Operations

Income from operations in fiscal 2008 was $98.0 million compared to $277.1 million in fiscal 2007, a decrease of $179.1 million. Fiscal 2008 was negatively impacted by impairment charges ($136.8 million) and product registration and recall costs ($51.1 million) that, when excluded, result in income from operations of $285.9 million. Fiscal 2007 was negatively impacted by impairment and other charges ($38.0 million) that, when excluded, result in income from operations of $315.1 million. Excluding the impairment and other charges and product registration and recall costs, income from operations declined by $29.2 million in 2008, primarily driven by increased commodity costs which more than offset price increases passed onto our customers.

Income from operations in fiscal 2007 was $277.1 million compared to $252.5 million in fiscal 2006, an increase of $24.6 million. Both years were negatively impacted by impairment, restructuring and other charges that, when excluded, result in a decline of $13.1 million of income from operations in fiscal 2007 as compared to fiscal 2006. The adverse effects of weather on net sales growth coupled with a 40 basis point decline in gross profit and SG&A spending increases were the drivers behind this decline.

Interest Expense and Refinancing Activities

Interest expense in fiscal 2008 was $82.2 million compared to $70.7 million and $39.6 million in fiscal 2007 and 2006, respectively. The increase in interest expense is primarily attributable to an increase in borrowings resulting from the recapitalization transactions that were consummated during the second quarter of fiscal 2007. We also recorded $18.3 million in costs in fiscal 2007 related to the refinancing undertaken to facilitate the recapitalization transactions.

Income Taxes

The effective tax rate for fiscal 2008 was 168.6% compared to 39.7% in fiscal 2007 and 37.7% in fiscal 2006. The increase in the effective tax rate for fiscal 2008 and fiscal 2007 was due to goodwill impairment charges ($80.8 million, $26.8 million and $1.8 million in fiscal 2008, 2007 and 2006, respectively), which are not fully deductible for tax purposes. The fiscal 2008 income tax expense also includes $16.9 million of charges to fully reserve for deferred tax assets that originated as a result of impairments of the Smith & Hawken® business in fiscal 2008 and fiscal 2007. The Company has concluded that it is probable that we will not receive any future benefit from these deferred tax assets.

Net Income (Loss) and Earnings (Loss) per Share

The Company reported a net loss of $10.9 million or $0.17 per diluted share in fiscal 2008 compared to net income of $113.4 million or $1.69 per diluted share in fiscal 2007. The Company recorded $136.8 million in impairment charges, as well as $51.1 million in costs related to product registration and recall matters, in fiscal 2008. Challenging weather conditions in March 2008 negatively impacted net sales for the largest part of our business, the Global Consumer segment. Additionally, commodity costs increased significantly in fiscal 2008. Diluted weighted-average common shares outstanding decreased from 67.0 million in fiscal 2007 to 64.5 million in fiscal 2008, due to the 4.5 million common shares repurchased as part of the recapitalization consummated during the second quarter of fiscal 2007, weighted for the period outstanding, and offset by common shares issued upon the exercise of share-based awards and the vesting of restricted stock. Furthermore, 0.9 million potential common shares were excluded from the diluted loss per share calculation for fiscal 2008 because their effect is anti-dilutive. The number of potential common shares declined in fiscal 2008 as a result of a lower average market price for our common shares.

While income from operations increased $24.6 million in fiscal 2007 over fiscal 2006, net income decreased from $132.7 million or $1.91 per diluted share in fiscal 2006 to $113.4 million or $1.69 per diluted share in fiscal 2007. Adverse weather conditions negatively impacted net sales in the Global Consumer segment, particularly during the important month of April. Costs related to the refinancing, increased levels of debt and a higher weighted average interest rate resulting from the recapitalization transactions coupled with a higher effective tax rate also contributed to the decline. Diluted weighted-average common shares outstanding decreased from 69.4 million in fiscal 2006 to 67.0 million in fiscal 2007 due to the repurchase of 4.5 million of our common shares, weighted for the period outstanding, as part of the recapitalization transactions consummated in the second quarter of fiscal 2007.

Segment Results

The Company is divided into the following segments: Global Consumer, Global Professional, Scotts LawnService® and Corporate & Other. These segments differ from those used in the prior year due to the realignment of the North America and International segments into the Global Consumer and Global Professional segments. The Corporate & Other segment consists of Smith & Hawken® and corporate general and administrative expenses. The prior year amounts have been reclassified to conform to the fiscal 2008 segments. Segment performance is evaluated based on several factors, including income from operations before amortization, product registration and recall costs, and impairment, restructuring and other charges, which are not generally accepted accounting principles ("GAAP") measures. Management uses this measure of operating profit to gauge segment performance because we believe this measure is the most indicative of performance trends and the overall earnings potential of each segment.

Net Sales by Segment (in millions)

	2008	2007	2006
Global Consumer	$ 2,250.1	$ 2,176.2	$2,089.6
Global Professional	348.8	281.9	233.4
Scotts LawnService®	247.4	230.5	205.7
Corporate & Other	158.6	184.0	169.2
Segment total	3,004.9	2,872.6	2,697.9
Roundup® amortization	(0.8)	(0.8)	(0.8)
Product registrations and recall matters-returns	(22.3)	—	—
Consolidated	$2,981.8	$2,871.8	$ 2,697.1

Income from Operations by Segment (in millions)

	2008	2007	2006
Global Consumer	$ 344.5	$379.1	$392.4
Global Professional	33.7	31.3	27.3
Scotts LawnService®	11.3	11.3	15.6
Corporate & Other	(87.2)	(90.5)	(91.0)
Segment total	302.3	331.2	344.3
Roundup® amortization	(0.8)	(0.8)	(0.8)
Other amortization	(15.6)	(15.3)	(15.2)
Product registrations and recall matters	(51.1)	—	—
Impairment of assets	(136.8)	(35.3)	(66.4)
Restructuring and other charges	—	(2.7)	(9.4)
Consolidated	$ 98.0	$277.1	$252.5

Global Consumer

Global Consumer segment net sales were $2.25 billion in fiscal 2008 compared to $2.18 billion in fiscal 2007, an increase of 3.4%. Within Global Consumer, North America consumer sales increased by 2.0%. Net sales of our gardening products, which consist of plant foods and growing media, increased by 0.7%, with growth driven by growing media products, where consumers continue to trade up for branded, value-added solutions. Net sales of our lawn products, comprised of fertilizers, grass seed, and durables, increased by 0.8% as the season got off to a late start, with unseasonable March weather resulting in reduced sales of higher priced lawn fertilizer combination products. Ortho® net sales decreased by 3.4% in fiscal 2008, while the net sales in the wild bird food category have increased by 20.0% primarily due to pricing, and net sales in Canada increased by 9.3% excluding the effect of foreign exchange rates. International consumer sales increased by 10.8% in 2008. Excluding foreign exchanges rates, international consumer net sales increased 2.0% driven by growth in France and Central Europe as the result of improved marketing programs and new products. This growth offset the decreased net sales in the United Kingdom where the economic environment is more challenging and competition has been more aggressive.

Global Consumer segment operating income decreased by $34.6 million or 9.1% in fiscal 2008. The decrease in operating income was driven primarily by a decrease in gross margin rates of 160 basis points. The decrease in gross margin rates was largely the result of higher commodity costs, which more than offset price increases. SG&A spending, including media advertising, increased 3.7% in fiscal 2008 primarily related to higher selling and R&D costs.

For fiscal 2007, Global Consumer segment net sales were $2.18 billion, an increase of $86.6 million or 4.1% compared to fiscal 2006. In the North American consumer business, adverse weather conditions for much of the core selling season disproportionately impacted the lawns business, resulting in a 5.6% decline in net sales. The other core businesses were less impacted by the weather, with net sales in the gardening category up 7.4% and Ortho® up 2.9%. Net sales in our wild bird food business improved by 13.5%. International consumer net sales increased by 5.5% excluding foreign exchange rates, driven by growth in our two largest markets, France and the United Kingdom. The increase in net sales for the segment did not generate the gross margin improvement needed to offset the growth in advertising and other SG&A spending, with the result being a decline in segment operating income of $13.3 million or 3.4% compared to fiscal 2006.

Global Professional

Global Professional segment net sales increased $66.9 million or 23.7% in fiscal 2008. Excluding the effect of exchange rates, net sales increased by 17.2%. Strong demand for our proprietary technology drove the sales growth of 9.3% in fiscal 2008, excluding pricing actions. The segment operating income increased by $2.4 million in fiscal 2008 as the strong growth in net sales was partially offset by increased commodity costs and SG&A spending, primarily related to selling costs.

Global Professional segment net sales increased $48.5 million or 20.8% in fiscal 2007, driven by the impact of foreign exchange rates as well as organic growth in the international professional business. The segment operating income increased by $4.0 million or 14.7% in fiscal 2007 driven by a steady gross margin on higher net sales as well as tight control over growth in SG&A spending.

Scotts LawnService®

Compared to fiscal 2007, Scotts LawnService® net sales increased 7.3% to $247.4 million in fiscal 2008. The increase for fiscal 2008 was the result of acquisition growth of 3.3%, pricing of 2.8% and organic growth of 1.2%. Despite macroeconomic pressures that have reduced customer count, the business has grown partially due to increased penetration on tree, shrub and insect services, a reduction in new customer cancel rates and reduced cancels due to issues with service or results. Additionally, the shifting of late season lawn treatments to the first quarter of fiscal 2008 positively impacted net sales. The Scotts LawnService® segment operating income is flat compared to fiscal 2007 as the net sales and gross margin growth were offset by an increase in SG&A spending.

Compared to fiscal 2006, segment net sales increased 12.1% to $230.5 million for fiscal 2007. This revenue growth was primarily attributable to an increase in average customer count. Approximately 3.6% of the revenue increase came from acquisitions completed in fiscal 2006 and fiscal 2007. Operating income decreased from $15.6 million in fiscal 2006 to $11.3 million in fiscal 2007. The decrease in operating income was primarily attributable to higher planned SG&A spending to support higher volume and continued service improvements. Improved labor productivity helped to offset higher fertilizer and fuel costs, but revenue growth was not adequate to cover the higher levels of SG&A spending due to adverse weather conditions during the important late winter/early spring period.

Corporate & Other

Net sales for the Corporate & Other segment, which pertain primarily to Smith & Hawken®, decreased $25.4 million or 13.8% in fiscal 2008. Net sales decreased across all channels of Smith & Hawken®. Additionally, the first half of fiscal 2007 benefited from initial start-up activity with Starbucks®. The operating loss for Corporate & Other decreased by $3.3 million in fiscal 2008 primarily due to lower net Corporate spending.

Net sales for the Corporate & Other segment increased $14.8 million or 8.7% in fiscal 2007 due largely to the business-to-business channel, including the initial start-up activity with Starbucks®. The operating loss for Corporate & Other decreased by $0.5 million in fiscal 2007. Spending at the Corporate level declined more than the numbers indicate for fiscal 2007, as fiscal 2006 benefited from a $10.1 million insurance recovery.

Management's Outlook

Entering fiscal 2009, we expected net income and earnings per share, excluding impairment charges and product registration and recall costs, to be in line with the results we reported in fiscal 2008. We anticipated net sales to be flat compared to 2008, as average price increases of eight percent would be largely offset by unfavorable foreign exchange rate movements and unit volume declines. We also anticipated that gross margin rates would be in line with 2008 and that SG&A would likely grow at a minimal level.

In the early weeks of fiscal 2009, however, key commodity costs continued to trend more favorably than expected. Subsequently, several retail partners approached the Company about possibly providing private label products for them in fiscal 2009 after a major competitor unexpectedly exited the category. While we are hopeful that favorable commodity price trends will continue and that we will ultimately be successful in securing additional volume from the private label opportunities, we are mindful of the continually deteriorating outlook for consumer spending. Given the seasonality of our business (which results in a concentration of sales in the second and third fiscal quarters), it is difficult for us to predict what impact the current economic volatility will have on upcoming consumer lawn and garden spending. Nevertheless, we believe that we have more opportunity than not to exceed the financial expectations we had entering fiscal 2009.

The Company remains focused on maintaining its free cash flow and return on invested capital, both of which the Company believes are important drivers of shareholder value. Our regular quarterly dividend will allow us to continue to return funds to shareholders while maintaining our targeted capital structure.

For certain information concerning our risk factors, see "RISK FACTORS."

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities decreased from $246.6 million in fiscal 2007 to $200.9 million in fiscal 2008. Net income (loss) plus non-cash impairment charges, non-cash costs related to refinancing, stock-based compensation expense, depreciation and amortization declined by $41.8 million from $250.5 million in fiscal 2007 to $208.7 million in fiscal 2008, primarily due to product registration and recall costs of approximately $51.1 million.

Cash provided by operating activities increased from $182.4 million in fiscal 2006 to $246.6 million in fiscal 2007. Net income plus non-cash impairment charges, non-cash costs related to refinancing, stock-based compensation expense, depreciation and amortization declined by $31.3 million from $281.8 million in fiscal 2006 to $250.5 million in fiscal 2007, primarily due to higher interest expense after our February 2007 recapitalization and lower operating income in our Global Consumer segment. Fiscal 2006 operating cash flows were unfavorably impacted by inventory and accounts receivable increases, which did not impact fiscal 2007. Furthermore, fiscal 2006 reflects a $43.0 million usage of cash to fund the Roundup® deferred contribution payment in October 2005.

The seasonal nature of our operations generally requires cash to fund significant increases in working capital (primarily inventory) during the first half of the year. Receivables and payables also build substantially in the second quarter of the year in line with the timing of sales to support our retailers' spring selling season. These balances liquidate during the June through September period as the lawn and garden season unwinds. Unlike our core retail business, Scotts LawnService® typically has its highest receivables balances in the fourth quarter because of the seasonal timing of customer applications and extra service revenues.

Investing Activities

Cash used in investing activities was $59.1 million and $72.2 million for fiscal 2008 and 2007, respectively. Capital spending increased from $54.0 million in fiscal 2007 to $60.2 million in fiscal 2008. Capital spending in fiscal 2008 included a $4.1 million investment in intellectual property rights to certain organically derived herbicides, repellants and insecticides. For the three years ended September 30, 2008, the Company's capital spending was allocated as follows: 50% for expansion and maintenance of Global Consumer productive assets; 12% for new productive assets supporting our Global Consumer business; 9% primarily for leasehold improvements associated with new Smith & Hawken® retail stores; 5% for expansion and upgrades of Scotts LawnService® facilities; 16% to expand our information technology capabilities; and 8% for other corporate assets. Acquisition activity in fiscal 2007 was restricted to our Scotts LawnService® business, approximating $18.7 million. There was no acquisition activity in fiscal 2008.

Financing Activities

Financing activities used cash of $123.0 million and $158.8 million in fiscal 2008 and 2007, respectively. In fiscal 2008, the cash used was primarily the result of net repayments on outstanding debt of $99.9 million and dividends paid of $32.5 million, offset by cash of $9.2 million received from the exercise of stock options. Fiscal 2007 included the recapitalization plan that returned $750 million to shareholders in addition to the repurchase of all of our 6⅝% senior subordinated notes in an aggregate principal amount of $200 million. These actions were financed by replacing, effective February 7, 2007, our prior revolving credit facility with senior secured $2.15 billion multicurrency credit facilities that provide for revolving credit and term loans through February 7, 2012.

Credit Agreements

Our primary sources of liquidity are cash generated by operations and borrowings under our credit agreements. In connection with the recapitalization transactions discussed in "NOTE 5. RECAPITALIZATION" to the Consolidated Financial Statements included in this Annual Report, in February 2007, Scotts Miracle-Gro and certain of its subsidiaries entered into the following loan facilities totaling up to $2.15 billion in the aggregate: (a) a senior secured five-year term loan facility in the principal amount of $560 million and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.59 billion. Borrowings may be made in various currencies including U.S. dollars, Euros, British pounds, Australian dollars and Canadian dollars. These $2.15 billion senior secured credit facilities replaced the Company's former $1.05 billion senior credit facility. In addition, we used proceeds from these senior secured credit facilities to repurchase all of our then outstanding 6⅝% senior subordinated notes in an aggregate principal amount of $200 million. Under our current structure, we may request an additional $200 million in revolving credit and/or term credit commitments, subject to approval from our lenders. As of September 30, 2008, there was $1.19 billion of availability under our senior secured credit facilities. "NOTE 11. DEBT" to the Consolidated Financial Statements included in this Annual Report provides additional information pertaining to our borrowing arrangements. Although we were in compliance with all of our debt covenants throughout fiscal 2008, please see "RISK FACTORS" for a discussion of the potential negative impact of such issues on our compliance with certain covenants contained in our credit agreements.

On April 11, 2007, the Company entered into a one-year Master Accounts Receivable Purchase Agreement (the "Original MARP Agreement"). On April 9, 2008, the Company terminated the Original MARP Agreement and entered into a new Master Accounts Receivable Purchase Agreement (the "New MARP Agreement") with a stated termination date of April 8, 2009, or such later date as may be extended by mutual agreement of the Company and its lenders. The terms of the New MARP Agreement are substantially the same as the Original MARP Agreement. The New MARP Agreement provides an interest rate savings of 40 basis points as compared to borrowing under our senior secured credit facilities. The New MARP Agreement provides for the sale, on a revolving basis, of accounts receivable generated by specified account debtors, with seasonally adjusted monthly aggregate limits ranging from $10 million to $300 million. The New MARP Agreement also provides for specified account debtor sublimit amounts, which provide limits on the amount of receivables owed by individual account debtors that can be sold to the banks. Borrowings under the New MARP Agreement at September 30, 2008 were $62.1 million.

At September 30, 2008, the Company had outstanding interest rate swaps with major financial institutions that effectively converted a portion of our variable-rate debt denominated in Euros, British pounds and U.S. dollars to a fixed rate. The swap agreements had a total U.S. dollar equivalent notional amount of $711.4 million at September 30, 2008. The term, expiration date and rates of these swaps are shown in the table below.

Currency	Notional Amount in USD (In millions)	Term	Expiration Date	Fixed Rate
British pound	$ 51.2	3 years	11/17/2008	4.76%
Euro	60.2	3 years	11/17/2008	2.98%
U.S. dollar	200.0	2 years	3/31/2009	4.90%
U.S. dollar	200.0	3 years	3/30/2010	4.87%
U.S. dollar	200.0	5 years	2/14/2012	5.20%

Our primary sources of liquidity are cash generated by operations and borrowings under our credit facilities. As of September 30, 2008, there was $1.19 billion of availability under our credit facilities and we were in compliance with all debt covenants. Our credit facilities contain, among other obligations, an affirmative covenant regarding the Company's leverage ratio, calculated as indebtedness relative to our earnings before taxes, depreciation and amortization. Under the terms of the credit facilities, the permissible leverage ratio is 4.25 as of September 30, 2008, which is scheduled to decrease to 3.75 on September 30, 2009. Management continues to monitor the Company's compliance with the leverage ratio and other covenants contained in the credit facilities and, based upon the Company's current operating assumptions, the Company expects to remain in compliance with the permissible leverage ratio throughout fiscal 2009. However, an unanticipated charge to earnings or an increase in debt could materially affect our ability to remain in compliance with the financial covenants of our credit facilities, potentially causing us to have to seek an amendment or waiver from our lending group. While we believe we have good relationships with our banking group, given the adverse conditions currently present in the global credit markets, we can provide no assurance that such a request would be likely to result in a modified or replacement credit facility on reasonable terms, if at all.

Judicial and Administrative Proceedings

We are party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on accidents or product liability claims and alleged violations of environmental laws. We have reviewed our pending environmental and legal proceedings, including the probable outcomes, reasonably anticipated costs and expenses, and the availability and limits of our insurance coverage and have established what we believe to be appropriate reserves. Apart from the proceedings surrounding the FIFRA compliance matters, which are discussed separately, we do not believe that any liabilities that may result from pending judicial and administrative proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes our future cash outflows for contractual obligations as of September 30, 2008 (in millions):

		Payments Due by Period			
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Debt obligations	$ 999.5	$ 150.0	$349.4	$496.6	$ 3.5
Operating lease obligations	192.2	39.0	63.9	44.7	44.6
Purchase obligations	597.3	299.8	229.0	68.5	—
Other, primarily retirement plan obligations	47.2	12.3	7.3	7.7	19.9
Total contractual cash obligations	$1,836.2	$ 501.1	$649.6	$ 617.5	$68.0

Purchase obligations primarily represent commitments for materials used in the Company's manufacturing processes, as well as commitments for warehouse services, seed and out-sourced information services which comprise the unconditional purchase obligations disclosed in "NOTE 17. COMMITMENTS" to the Consolidated Financial Statements included in this Annual Report.

Other includes actuarially determined retiree benefit payments and pension funding to comply with local funding requirements. Pension funding requirements beyond fiscal 2009 are not currently determinable. The above table excludes interest payments and insurance accruals as the Company is unable to estimate the timing of the payment for these items.

The Company has no off-balance sheet financing arrangements.

In our opinion, cash flows from operations and capital resources will be sufficient to meet debt service and working capital needs during fiscal 2009, and thereafter for the foreseeable future. However, we cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control.

Regulatory Matters

We are subject to local, state, federal and foreign environmental protection laws and regulations with respect to our business operations and believe we are operating in substantial compliance with, or taking actions aimed at ensuring compliance with, such laws and regulations. Apart from the proceedings surrounding the FIFRA compliance matters, which are discussed separately, we are involved in several legal actions with various governmental agencies related to environmental matters. While it is difficult to quantify the potential financial impact of actions involving these environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of management, the ultimate liability arising from such environmental matters, taking into account established reserves, should not have a material adverse effect on our financial position, results of operations and cash flows. However, there can be no assurance that the resolution of these matters will not materially affect our future quarterly or annual results of operations, financial condition and cash flows.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Certain accounting policies are particularly significant, including those related to revenue recognition, goodwill and intangibles, certain employee benefits, and income taxes. We believe these accounting policies, and others set forth in "NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" to the Consolidated Financial Statements included in this Annual Report, should be reviewed as they are integral to understanding our results of operations and financial position. Our critical accounting policies are reviewed periodically with the Audit Committee of the Board of Directors of Scotts Miracle-Gro.

The preparation of financial statements requires management to use judgment and make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets, income taxes, restructuring, environmental matters, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Although actual results historically have not deviated significantly from those determined using our estimates, our results of operations or financial position could differ, perhaps materially, from these estimates under different assumptions or conditions.

Revenue Recognition and Promotional Allowances

Most of our revenue is derived from the sale of inventory, and we recognize revenue when title and risk of loss transfer, generally when products are received by the customer. Provisions for payment discounts, product returns and allowances are recorded as a reduction of sales at the time revenue is recognized based on historical trends and adjusted periodically as circumstances warrant. Similarly, reserves for uncollectible receivables due from customers are established based on management's judgment as to the ultimate collectibility of these balances. We offer sales incentives through various programs, consisting principally of volume rebates, cooperative advertising, consumer coupons and other trade programs. The cost of these programs is recorded as a reduction of sales. The recognition of revenues, receivables and trade programs requires the use of estimates. While we believe these estimates to be reasonable based on the then current facts and circumstances, there can be no assurance that actual amounts realized will not differ materially from estimated amounts recorded.

Long-lived Assets, Including Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets. Intangible assets with finite lives, and therefore subject to amortization, include technology (e.g., patents), customer relationships and certain tradenames. These intangible assets are being amortized on the straight-line method over periods typically ranging from 10 to 25 years. The Company reviews long-lived assets whenever circumstances change such that the indicated recorded value of an asset may not be recoverable.

Goodwill and Indefinite-lived Intangible Assets

We have significant investments in intangible assets and goodwill. Whenever changing conditions warrant, we review the assets that may be affected for recoverability. At least annually, we review goodwill and indefinite-lived intangible assets for impairment. As discussed in the Results of Operations section of this MD&A, during the third quarter of fiscal 2007, the Company changed the timing of its annual goodwill impairment testing from the last day of our first fiscal quarter to the first day of our fourth fiscal quarter. The review for impairment of intangibles and goodwill is primarily based on our estimates of discounted future cash flows, which are based upon budgets and longer-range strategic plans. These budgets and plans are used for internal purposes and are also the basis for communication with outside parties about future business trends. While we believe the assumptions we use to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment charges that possibly should have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates. An asset's value is deemed impaired if the discounted cash flows or earnings projections generated do not substantiate the carrying value of the asset. The estimation of such amounts requires management to exercise judgment with respect to revenue and expense growth rates, changes in working capital and selection of an appropriate discount rate, as applicable. The use of different assumptions would increase or decrease discounted future operating cash flows or earnings projections and could, therefore, change impairment determinations.

Fair values related to our annual impairment review of indefinite-lived tradenames and goodwill were determined using discounted cash flow models involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: (i) present value factors used in determining the fair value of the reporting units and tradenames; (ii) royalty rates used in our tradename valuations; (iii) projected average revenue growth rates used in the reporting unit and tradename models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period specific facts and circumstances.

Inventories

Inventories are stated at the lower of cost or market, the majority of which are based on the first-in, first-out method of accounting. Reserves for excess and obsolete inventory are based on a variety of factors, including product changes and improvements, changes in active ingredient availability and regulatory acceptance, new product introductions and estimated future demand. The adequacy of our reserves could be materially affected by changes in the demand for our products or regulatory actions.

Contingencies

As described more fully in "NOTE 18. CONTINGENCIES" to the Consolidated Financial Statements included in this Annual Report, we are involved in significant environmental and legal matters, which have a high degree of uncertainty associated with them. We continually assess the likely outcomes of these matters and the adequacy of amounts, if any, provided for their resolution. There can be no assurance that the ultimate outcomes will not differ materially from our assessment of them. There can also be no assurance that all matters that may currently be brought against us are known by us at this time.

Income Taxes

Our annual effective tax rate is established based on our pre-tax income (loss), statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. Valuation allowances are used to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and consolidated statement of operations reflect the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end.

Associate Benefits

We sponsor various post-employment benefit plans. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit ("OPEB") plans, consisting primarily of health care for retirees. For accounting purposes, the defined benefit pension and OPEB plans are dependent on a variety of assumptions to estimate the projected and accumulated benefit obligations determined by actuarial valuations. These assumptions include the following: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on plan assets; and health care cost trend rates. These and other assumptions affect the annual expense recognized for these plans.

Assumptions are reviewed annually for appropriateness and updated as necessary. We base the discount rate assumption on investment yields available at year-end on corporate long-term bonds rated AA or the equivalent. The salary growth assumption reflects our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets assumption reflects asset allocation, investment strategy and the views of investment managers regarding the market. Retirement and mortality rates are based primarily on actual and expected plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods.

Changes in the discount rate and investment returns can have a significant effect on the funded status of our pension plans and shareholders' equity. We cannot predict these discount rates or investment returns with certainty and, therefore, cannot determine whether adjustments to our shareholders' equity for minimum pension liability in subsequent years will be significant. Subsequent to September 30, 2008, investment markets have continued to decline. This has put further downward pressure on the investments of the Company's pension plans. Management continues to monitor this situation and the potential impact on our future pension plan funding requirements and related expenses. However, we cannot predict future investment returns, and therefore cannot determine whether future pension plan funding requirements could materially and adversely affect our financial condition, results of operations and cash flows.

Accruals for Self-Insurance

We maintain insurance for certain risks, including workers' compensation, general liability and vehicle liability, and are self-insured for employee-related health care benefits. We establish reserves for losses based on our claims experience and industry actuarial estimates of the ultimate loss amount inherent in the claims, including losses for claims incurred but not reported. Our estimate of self-insured liabilities is subject to change as new events or circumstances develop which might materially impact the ultimate cost to settle these losses.

Other Significant Accounting Policies

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed above, are also critical to understanding the consolidated financial statements. The Notes to the Consolidated Financial Statements included in this Annual Report contain additional information related to our accounting policies, including recent accounting pronouncements, and should be read in conjunction with this discussion.

RISK FACTORS

Cautionary Statement on Forward-Looking Statements

We have made and will make "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in our fiscal 2008 Form 10-K, in this Annual Report and in other contexts relating to future growth and profitability targets and strategies designed to increase total shareholder value. Forward-looking statements also include, but are not limited to, information regarding our future economic and financial condition, the plans and objectives of our management and our assumptions regarding our performance and these plans and objectives.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of that Act.

Some forward-looking statements that we make in our fiscal 2008 Form 10-K, in this Annual Report and in other contexts represent challenging goals for our Company, the achievement of which is subject to a variety of risks and assumptions and numerous factors beyond our control. Important factors that could cause actual results to differ materially from the forward-looking statements we make are described below. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by the following cautionary statements. Updates to our risk factors as a result of our 2008 product recalls and the related governmental investigation are included below.

FIFRA Compliance, the Corresponding Governmental Investigation and Related Matters

Our products that contain pesticides must comply with FIFRA and be registered with the U.S. EPA (and similar state agencies) before they can be sold or distributed. In April 2008, we became aware that a former associate apparently deliberately circumvented Company policies and U.S. EPA regulations under FIFRA by failing to obtain valid registrations for products and/or causing invalid product registration forms to be submitted to regulators. Since that time, we have been cooperating with the U.S. EPA in its civil investigation into pesticide product registration issues involving the Company and with the U.S. EPA and the U.S. DOJ in a related criminal investigation.

In connection with the registration investigation and FIFRA compliance review process, we have recorded, and in the future may record, charges and costs, based on our most recent estimates, of retailer inventory returns, consumer returns and replacement costs, costs to rework existing products, inventory write-downs, associated legal and professional fees and costs associated with administration of the registration investigation and compliance review process. Because these current and expected future charges are based on estimates, they may increase as a result of numerous factors, many of which are beyond our control, including the amount of products that may be returned by consumers and retailers, the number and type of legal or regulatory proceedings relating to the registration investigation and FIFRA compliance review process and regulatory or judicial orders or decrees that may require us to take certain actions in connection with the registration investigation and FIFRA compliance review process or to pay civil or criminal fines and/or penalties at the state and/or federal level.

There can be no assurance that the ultimate outcome of the investigation will not result in further action against us, whether administrative, civil or criminal, by the U.S. EPA, U.S. DOJ, state regulatory agencies or private litigants, and any such action, in addition to the costs we have incurred and would continue to incur in connection therewith, could materially and adversely affect our financial condition, results of operations and cash flows. In particular, a significant fine, penalty or judgment assessed against us could result in a charge to earnings or an increase in debt which materially affects our ability to remain in compliance with the financial covenants of our credit facilities, potentially causing us to have to seek an amendment or waiver from our lending group. While we believe we have good relationships with our banking group, given the adverse conditions currently present in the global credit markets, we can provide no assurance that such a request would be likely to result in a modified or replacement credit facility on reasonable terms, if at all.

Product recalls, our inability to ship, sell or transport affected products and the on-going governmental investigation may harm our reputation and acceptance of our products by our retail customers and consumers, which may materially and adversely affect our business operations, decrease sales and increase costs. Moreover, the FIFRA compliance issues we have disclosed throughout fiscal 2008, together with the corresponding governmental investigation by the U.S. EPA and U.S. DOJ, have resulted in coverage critical of us in the press and media. While we believe that these compliance issues are primarily the result of the misguided actions of a former associate who misled us, some of the issues identified appear unrelated to the former associate. And although we believe we have acted promptly, responsibly and in the public interest, these compliance issues may nevertheless harm our reputation and the acceptance of our products by consumers and our retailer customers. Our retailer customers may be less willing to purchase our products or to provide marketing support for those products, such as shelf space, promotions and advertising, or may impose additional requirements that could materially and adversely affect our business operations, decrease sales and increase costs.

On September 26, 2008, the Company, doing business as Scotts LawnService®, was named as a defendant in a purported class action filed in the U.S. District Court for the Eastern District of Michigan relating to certain pesticide products. In the suit, Mark Baumkel, on behalf of himself and the purported classes, seeks an unspecified amount of damages, plus costs and attorney fees, for alleged claims involving breach of contract, unjust enrichment and violation of the Michigan consumer protection act. Given the preliminary stages of the proceedings, no reserves have been booked at this time, and the Company intends to vigorously contest the plaintiff's assertions.

Commodity Cost Pressures

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices, such as those experienced in both fiscal 2008 and 2007. Market conditions may limit the Company's ability to raise selling prices to offset increases in our input and distribution costs. The uniqueness of our technologies can limit our ability to locate or utilize alternative inputs for certain products. For certain inputs, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing a product to market.

Competition

Each of our segments participates in markets that are highly competitive. Many of our competitors sell their products at prices lower than ours. The most price sensitive segment of our category may be more likely to trade down to lower price point products in a more challenging economic environment. We compete primarily on the basis of product innovation, product quality, product performance, value, brand strength, supply chain competency, field sales support and advertising. Some of our competitors have significant financial resources. The strong competition that we face in all of our markets may prevent us from achieving our revenue goals, which may have a material adverse affect on our financial condition, results of operations and cash flows.

The Regulatory Environment

Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must comply with FIFRA and be registered with the U.S. EPA (and similar state agencies) before they can be sold or distributed. The inability to obtain or maintain such compliance, or the cancellation of any registration, could have an adverse effect on our business, the severity of which would depend on the products involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute active ingredients, but there can be no assurance that we will continue to be able to avoid or minimize these risks. In the EU, the European Parliament is considering the adoption of certain regulations, the effect of which would substantially restrict or eliminate our ability to market and sell certain of our pesticide products. If these regulations were to be adopted in their current form in the EU, the resulting impact on our consumer and professional European controls businesses could be materially adversely impacted. In addition, there are provincially-driven regulations pending across Canada that, depending on the timing and scope of final issuance, could substantially restrict or eliminate our ability to market and sell certain of our consumer pesticide products there.

Under the Food Quality Protection Act, enacted by the U.S. Congress in 1996, food-use pesticides are evaluated to determine whether there is reasonable certainty that no harm will result from the cumulative effects of pesticide exposures. Under this Act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, are typically manufactured by independent third parties and continue to be evaluated by the U.S. EPA as part of this exposure risk assessment. The U.S. EPA or the third party registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in December 2000, the U.S. EPA reached agreement with various parties, including manufacturers of the active ingredient diazinon, regarding a phased withdrawal from retailers by December 2004 of residential uses of products containing diazinon, which was also used in our lawn and garden products. We cannot predict the outcome or the severity of the effect of continuing evaluations.

In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations, may require users to post notices on properties to which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot provide assurance that our products, particularly pesticide products, will not cause injury to the environment or to people under all circumstances. The costs of compliance, remediation or products liability have adversely affected operating results in the past and could materially adversely affect future quarterly or annual operating results.

Perceptions that the products we produce and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We manufacture and market a number of complex chemical products, such as fertilizers, certain growing media, herbicides and pesticides. On occasion, allegations are made that some of our products have failed to perform up to expectations or have caused damage or injury to individuals or property. Based on reports of contamination at a third party supplier's vermiculite mine, the public may perceive that some of our products manufactured in the past using vermiculite are or may be contaminated. Public perception that our products are not safe, whether justified or not, could impair our reputation, involve us in litigation, damage our brand names and have a material adverse affect on our business.

The harvesting of peat for our growing media business has come under increasing regulatory and environmental scrutiny. In the United States, state regulations frequently require us to limit our harvesting and to restore the property to an agreed-upon condition. In some locations, we have been required to create water retention ponds to control the sediment content of discharged water. In the United Kingdom, our peat extraction efforts are also the subject of legislation.

In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of waste, air and water discharges from our facilities.

The adequacy of our current non-FIFRA compliance related environmental reserves and future provisions is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and several significant assumptions:

- that we have identified all of the significant sites that must be remediated;

- that there are no significant conditions of potential contamination that are unknown to us; and
- that with respect to the agreed judicial consent order in Ohio relating to the remediation of the Marysville site, the potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions or if we are found not to be in substantial compliance with applicable environmental and public health laws and regulations, it could have a material adverse impact on future environmental capital expenditures and other environmental expenses and our results of operations, financial position and cash flows.

Manufacturing

We use a combination of internal and outsourced facilities to manufacture our products. We are subject to the inherent risks in such activities, including product quality, safety, licensing requirements and other regulatory issues, environmental events, loss or impairment of key manufacturing sites, disruptions in logistics, labor disputes and industrial accidents. Furthermore, we are subject to natural disasters and other factors over which the Company has no control.

Customer Concentration

Global Consumer net sales represented approximately 75% of our worldwide net sales in fiscal 2008. Our top three North American retail customers together accounted for 64% of our Global Consumer segment fiscal 2008 net sales and 34% of our outstanding accounts receivable as of September 30, 2008. Home Depot, Lowe's and Walmart represented approximately 28%, 18% and 18%, respectively, of our fiscal 2008 Global Consumer net sales. The loss of, or reduction in orders from, Home Depot, Lowe's, Walmart or any other significant customer could have a material adverse effect on our business and our financial results, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse affect on our financial condition and results of operations.

We do not have long-term sales agreements with, or other contractual assurances as to future sales to, any of our major retail customers. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base. To the extent such concentration continues to occur, our net sales and income from operations may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more of our customers.

Weather and Seasonality

Weather conditions in North America and Europe can have a significant impact on the timing of sales in the spring selling season and overall annual sales. An abnormally wet and/or cold spring throughout North America or Europe could adversely affect both fertilizer and pesticide sales and, therefore, our financial results. Because our products are used primarily in the spring and summer, our business is highly seasonal. For the past three fiscal years, 70% to 75% of our annual net sales have occurred in the second and third fiscal quarters combined. Our working capital needs and borrowings typically peak during the initial weeks of our third fiscal quarter because we are incurring expenditures in preparation for the spring selling season, while the majority of our revenue collections occur later in our third fiscal quarter. If cash on hand is insufficient to pay our obligations as they come due, including interest payments or operating expenses, at a time when we are unable to draw on our credit facilities, this seasonality could have a material adverse effect on our ability to conduct our business. Adverse weather conditions could heighten this risk.

Debt

We have a significant amount of debt that could adversely affect our financial health and prevent us from fulfilling our obligations. Our substantial indebtedness could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations under outstanding indebtedness;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of cash flows from operating activities to payments on our indebtedness, which would reduce the cash flows available to fund working capital,

capital expenditures, advertising, research and development efforts and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to borrow additional funds; and
- expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Our ability to make payments and to refinance our indebtedness, to fund planned capital expenditures and acquisitions and to pay dividends will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow from operating activities or that future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot be sure that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our credit facilities contain restrictive covenants and cross default provisions that require us to maintain specified financial ratios. Our ability to satisfy those financial ratios can be affected by events beyond our control, and we cannot be assured we will satisfy those ratios. A breach of any of these financial ratio covenants or other covenants could result in a default. Upon the occurrence of an event of default, the lenders could elect to declare the applicable outstanding indebtedness due immediately and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Foreign Operations and Currency Exposures

We currently operate manufacturing, sales and service facilities outside of the United States, particularly in Canada, France, the United Kingdom, Germany and the Netherlands. In fiscal 2008, international net sales, including Canada, accounted for approximately 24% of our total net sales. Accordingly, we are subject to risks associated with operating in foreign countries, including:

- fluctuations in currency exchange rates;
- limitations on the remittance of dividends and other payments by foreign subsidiaries;
- additional costs of compliance with local regulations; and
- historically, in certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international and Canadian operations could adversely affect our operations and financial results in the future.

Acquisitions

We make strategic acquisitions from time to time, including the June 2006 acquisition of certain assets of Landmark Seed Company, the May 2006 acquisition of certain assets of Turf-Seed, Inc., the November 2005 acquisition of Gutwein (Morning Song®), the October 2005 acquisition of Rod McLellan Company and the October 2004 acquisition of Smith & Hawken®. Acquisitions have inherent risks, such as obtaining necessary regulatory approvals, retaining key personnel, integration of the acquired business and achievement of planned synergies and projections. We have approximately $745 million of goodwill and intangible assets as of September 30, 2008. Uncertainty regarding the future performance of the acquired businesses could also result in future impairment charges related to the associated goodwill and intangible assets, such as the impairment charges recorded in fiscal 2006, 2007 and 2008.

Significant Agreement

If we were to commit a serious default under the Marketing Agreement with Monsanto for consumer Roundup® products, Monsanto may have the right to terminate the Marketing Agreement. If Monsanto were to terminate the Marketing Agreement for cause, we would not be entitled to any termination fee, and we would lose all, or a substantial portion, of the significant source of earnings and overhead expense absorption the Marketing Agreement provides. Monsanto may also be able to terminate the Marketing Agreement within a given region, including North America, without paying us a termination fee if unit volume sales to consumers in that region decline: (1) over a cumulative three-fiscal-year period; or (2) by more than 5% for each of two consecutive years.

Equity Ownership Concentration

Hagedorn Partnership, L.P. beneficially owned approximately 31% of our outstanding common shares as of November 21, 2008, and has sufficient voting power to significantly influence the election of directors and the approval of other actions requiring the approval of our shareholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As part of our ongoing business, we are exposed to certain market risks, including fluctuations in interest rates, foreign currency exchange rates and commodity prices. Financial derivative and other instruments are used to manage these risks. These instruments are not used for speculative purposes.

Interest Rate Risk

The Company had variable rate debt instruments outstanding at September 30, 2008 and 2007 that are impacted by changes in interest rates. As a means of managing our interest rate risk on these debt instruments, the Company enters into interest rate swap agreements to effectively convert certain variable-rate debt obligations to fixed rates.

At September 30, 2008 and September 30, 2007, the Company had outstanding interest rate swaps with major financial institutions that effectively convert a portion of our variable-rate debt to a fixed rate. The swap agreements had a total U.S. dollar equivalent notional amount of $711.4 million and $720.0 million, respectively. Under the terms of these swaps, we paid average fixed rates of 2.98% on Euro denominated swaps, 4.76% on British pound ("GBP") denominated swaps and 4.99% on U.S. Dollar denominated swaps.

The following table summarizes information about our derivative financial instruments and debt instruments that are sensitive to changes in interest rates as of September 30, 2008 and 2007. For debt instruments, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents expected cash flows based on notional amounts and weighted-average interest rates by contractual maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at September 30, 2008 and 2007. A change in our variable interest rate of 1% would have a $2.7 million impact on interest expense assuming the $267.6 million of our variable-rate debt that had not been hedged via an interest rate swap at September 30, 2008 was outstanding for the entire fiscal year. The information is presented in U.S. dollars (in millions):

	Expected Maturity Date						
2008	2009	2010	2011	2012	After	Total	Fair Value
Long-term debt:							
Variable rate debt	$146.7	$154.1	$193.2	$485.0	$ —	$979.0	$979.0
Average rate	6.2%	6.2%	6.2%	6.2%	6.2%	6.2%	—
Interest rate derivatives:							
Interest rate swaps based on U.S. Dollar, Euro and GBP LIBOR	$ (0.9)	$ (4.6)	$ —	$ (9.5)	$ —	$ (15.0)	$ (15.0)
Average rate	4.79%	4.87%	—	5.20%	—	4.71%	—

2007	Expected Maturity Date 2008	2009	2010	2011	After	Total	Fair Value
Long-term debt:							
Variable rate debt	$82.6	$84.0	$154.0	$193.2	$578.4	$1,092.2	$1,092.2
Average rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	—
Interest rate derivatives:							
Interest rate swaps based on U.S. Dollar, Euro and GBP LIBOR	$ 1.9	$ (0.9)	$ (1.4)	$ —	$ (3.7)	$ (4.1)	$ (4.1)
Average rate	3.87%	4.90%	4.87%	—	5.20%	4.71%	—

Excluded from the information provided above are $20.5 million and $25.6 million at September 30, 2008 and 2007, respectively, of miscellaneous debt instruments.

Other Market Risks

Our market risk associated with foreign currency rates is not considered to be material. Through fiscal 2008, we had only minor amounts of transactions that were denominated in currencies other than the currency of the country of origin. We use foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans with foreign subsidiaries that are denominated in U.S. dollars. At September 30, 2008, the notational amount of outstanding contracts was $86.4 million with a fair value of ($0.4) million. At September 30, 2007, the notional amount of outstanding contracts was $101.5 million with a fair value of ($1.3) million.

We are subject to market risk from fluctuating prices of certain raw materials, including urea, resins, fuel, grass seed and wild bird food components. Our objectives surrounding the procurement of these materials are to ensure continuous supply and to minimize costs. We seek to achieve these objectives through negotiation of contracts with favorable terms directly with vendors. In addition, in 2007 we entered into arrangements to partially mitigate the effect of fluctuating direct and indirect fuel costs on our Global Consumer and Scotts LawnService® businesses and hedged a portion of our urea needs for fiscal 2008. We had outstanding a strip of collars for approximately 0.5 million gallons of fuel at September 30, 2007. There were no outstanding derivatives for fuel at September 30, 2008. We also had hedging arrangements for 48,500 and 45,000 aggregate tons of urea at September 30, 2008 and 2007, respectively. The fair value of the 48,500 aggregate tons at September 30, 2008 was ($8.5) million, while the fair value of the 45,000 aggregate tons at September 30, 2007 was $1.0 million.

ANNUAL REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of The Scotts Miracle-Gro Company and our consolidated subsidiaries are being made only in accordance with authorizations of management and directors of The Scotts Miracle-Gro Company and our consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries that could have a material effect on the consolidated financial statements.

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2008, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of September 30, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We reviewed the results of management's assessment with the Audit Committee of the Board of Directors of The Scotts Miracle-Gro Company.

Our independent registered public accounting firm, Deloitte & Touche LLP, independently audited our internal control over financial reporting and has issued their report which appears herein.

James Hagedorn
Chief Executive Officer
and Chairman of the Board
Dated: November 25, 2008

David C. Evans
Executive Vice President
and Chief Financial Officer
Dated: November 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited the accompanying consolidated balance sheets of The Scotts Miracle-Gro Company and Subsidiaries (the "Company") as of September 30, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, on September 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 25, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Columbus, Ohio
November 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited the internal control over financial reporting of The Scotts Miracle-Gro Company and Subsidiaries (the "Company") as of September 30, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2008 of the Company and our report dated November 25, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* on September 30, 2007.

Deloitte & Touche LLP

Columbus, Ohio
November 25, 2008

The Scotts Miracle-Gro Company
Consolidated Statements of Operations
for the fiscal years ended September 30, 2008, 2007 and 2006
(in millions, except per share data)

	2008	2007	2006
Net sales	$2,981.8	$2,871.8	$2,697.1
Cost of sales	1,999.9	1,867.3	1,741.1
Cost of sales — impairment, restructuring and other charges	15.1	—	0.1
Cost of sales — product registration and recall matters	27.2	—	—
Gross profit	939.6	1,004.5	955.9
Operating expenses:			
Selling, general and administrative	717.6	700.9	636.9
Impairment, restructuring and other charges	121.7	38.0	75.7
Product registration and recall matters	12.7	—	—
Other income, net	(10.4)	(11.5)	(9.2)
Income from operations	98.0	277.1	252.5
Costs related to refinancing	—	18.3	—
Interest expense	82.2	70.7	39.6
Income before income taxes	15.8	188.1	212.9
Income taxes	26.7	74.7	80.2
Net income (loss)	$ (10.9)	$ 113.4	$ 132.7
Basic earnings (loss) per common share	$ (0.17)	$ 1.74	$ 1.97
Diluted earnings (loss) per common share	$ (0.17)	$ 1.69	$ 1.91

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Statements of Cash Flows
for the fiscal years ended September 30, 2008, 2007 and 2006
(in millions)

	2008	2007	2006
OPERATING ACTIVITIES			
Net income (loss)	$ (10.9)	$ 113.4	$ 132.7
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Impairment and other charges	136.8	38.0	66.4
Costs related to refinancing	—	18.3	—
Stock-based compensation expense	12.5	13.3	15.7
Depreciation	53.9	51.4	51.0
Amortization	16.4	16.1	16.0
Deferred taxes	(16.5)	6.3	(0.4)
Loss (gain) on sale of property, plant and equipment	1.0	(0.4)	(0.5)
Changes in assets and liabilities, net of acquired businesses:			
Accounts receivable	(15.7)	(4.2)	(37.6)
Inventories	(17.9)	13.2	(60.6)
Prepaid and other current assets	(2.6)	(6.9)	(3.6)
Accounts payable	9.4	(3.5)	34.3
Accrued taxes and liabilities	31.7	(2.0)	(33.4)
Restructuring reserves	(1.4)	(5.0)	(9.2)
Other non-current items	14.4	6.8	2.0
Other, net	(10.2)	(8.2)	9.6
Net cash provided by operating activities	200.9	246.6	182.4
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment	1.1	0.5	1.3
Investments in property, plant and equipment	(56.1)	(54.0)	(57.0)
Investments in intellectual property	(4.1)	—	—
Investments in acquired businesses, net of cash acquired	—	(18.7)	(118.4)
Net cash used in investing activities	(59.1)	(72.2)	(174.1)
FINANCING ACTIVITIES			
Borrowings under revolving and bank lines of credit and term loans	942.1	2,519.2	746.9
Repayments under revolving and bank lines of credit and term loans	(1,042.0)	(1,710.5)	(691.7)
Repayment of 6⅝% senior subordinated notes	—	(209.6)	—
Financing and issuance fees	—	(13.0)	—
Dividends paid	(32.5)	(543.6)	(33.5)
Payments on sellers notes	(2.7)	(2.7)	(4.5)
Purchase of common shares	—	(246.8)	(87.9)
Excess tax benefits from share-based payment arrangements	2.9	19.0	6.2
Cash received from exercise of stock options	9.2	29.2	17.6
Net cash used in financing activities	(123.0)	(158.8)	(46.9)
Effect of exchange rate changes	(2.0)	4.2	6.5
Net increase (decrease) in cash	16.8	19.8	(32.1)
Cash and cash equivalents, beginning of year	67.9	48.1	80.2
Cash and cash equivalents, end of year	$ 84.7	$ 67.9	$ 48.1
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid, net of interest capitalized	(82.0)	(75.9)	(38.2)
Income taxes paid	(36.8)	(65.2)	(60.3)

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Balance Sheets
September 30, 2008 and 2007
(in millions except per share data)

	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 84.7	$ 67.9
Accounts receivable, less allowances of $10.6 in 2008 and $11.4 in 2007	259.8	248.3
Accounts receivable pledged	146.6	149.5
Inventories, net	415.9	405.9
Prepaid and other assets	137.9	127.7
Total current assets	1,044.9	999.3
Property, plant and equipment, net	344.1	365.9
Goodwill	377.7	462.9
Intangible assets, net	367.2	418.8
Other assets	22.4	30.3
Total assets	$2,156.3	$2,277.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 150.0	$ 86.4
Accounts payable	207.6	202.5
Accrued liabilities	314.2	286.8
Accrued taxes	6.3	10.9
Total current liabilities	678.1	586.6
Long-term debt	849.5	1,031.4
Other liabilities	192.0	179.9
Total liabilities	1,719.6	1,797.9
Commitments and contingencies (Notes 2, 16, 17 and 18)		
Shareholders' equity:		
Common shares and capital in excess of $.01 stated value per share; shares issued and outstanding of 65.2 in 2008 and 64.1 in 2007	472.4	480.3
Retained earnings	216.7	260.5
Treasury shares, at cost; 3.4 shares in 2008 and 4.0 shares in 2007	(185.3)	(219.5)
Accumulated other comprehensive loss	(67.1)	(42.0)
Total shareholders' equity	436.7	479.3
Total liabilities and shareholders' equity	$2,156.3	$2,277.2

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Statements of Shareholders' Equity
for the fiscal years ended September 30, 2008, 2007 and 2006
(in millions)

	Common Stock		Capital in Excess of	Deferred	Retained	Treasury Stock		Accumulated Other Comprehensive	
	Shares	Amount	Stated Value	Compensation	Earnings	Shares	Amount	Income/(loss)	Total
Balance, September 30, 2005	67.8	0.3	503.2	(12.2)	591.5	—	—	(56.6)	1,026.2
Net income					132.7				132.7
Foreign currency translation								(1.5)	(1.5)
FAS 123(R) reclassification			(12.2)	12.2					—
Minimum pension liability, net of tax								6.5	6.5
Comprehensive income									137.7
Stock-based compensation expense			15.7						15.7
Cash dividends paid ($0.50 per share)					(33.5)				(33.5)
Treasury stock purchases						2.0	(87.9)		(87.9)
Treasury stock issuances			(21.4)			(0.5)	21.4		—
Issuance of common shares	0.3		23.5						23.5
Balance, September 30, 2006	68.1	0.3	508.8	—	690.7	1.5	(66.5)	(51.6)	1,081.7
Net income					113.4				113.4
Foreign currency translation								4.9	4.9
Unrecognized loss on derivatives, net of tax								(2.4)	(2.4)
Minimum pension liability, net of tax								20.4	20.4
Comprehensive income									136.3
Adjustment to initially apply SFAS 158, net of tax								(13.3)	(13.3)
Stock-based compensation expense (non-cash)			13.3						13.3
Cash dividends paid ($8.50 per share)					(543.6)				(543.6)
Treasury stock purchases						4.5	(246.8)		(246.8)
Treasury stock issuances			(42.1)			(2.0)	93.8		51.7
Balance, September 30, 2007	68.1	0.3	480.0	—	260.5	4.0	(219.5)	(42.0)	479.3
Net loss					(10.9)				(10.9)
Foreign currency translation								8.5	8.5
Unrecognized loss on derivatives, net of tax								(13.5)	(13.5)
Pension and other postretirement liabilities, net of tax								(20.1)	(20.1)
Comprehensive loss									(36.0)
Adjustment to initially apply FIN 48					(0.4)				(0.4)
Stock-based compensation expense (non-cash)			12.5						12.5
Cash dividends paid ($0.50 per share)					(32.5)				(32.5)
Treasury stock issuances			(20.4)			(0.6)	34.2		13.8
Balance, September 30, 2008	68.1	$0.3	$ 472.1	$ —	$ 216.7	3.4	$ (185.3)	$ (67.1)	$ 436.7

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Scotts Miracle-Gro Company ("Scotts Miracle-Gro") and its subsidiaries (collectively, the "Company") are engaged in the manufacturing, marketing and sale of lawn and garden care products. The Company's major customers include home centers, mass merchandisers, warehouse clubs, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, commercial nurseries and greenhouses and specialty crop growers. The Company's products are sold primarily in North America and the European Union. The Company also operates the Scotts LawnService® business, which provides lawn, tree and shrub fertilization, insect control and other related services in the United States and Smith & Hawken®, a leading brand in the outdoor living and gardening lifestyle category, with sales primarily through its own retail stores, Internet and catalog channels.

Due to the nature of the lawn and garden business, the majority of sales to customers occur in the Company's second and third fiscal quarters. On a combined basis, net sales for the second and third fiscal quarters generally represent 70% to 75% of annual net sales.

Organization and Basis of Presentation

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of Scotts Miracle-Gro and all wholly-owned and majority-owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. The Company's criteria for consolidating entities is based on majority ownership (as evidenced by a majority voting interest in the entity) and an objective evaluation and determination of effective management control.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

Revenue Recognition

Revenue is recognized when title and risk of loss transfer, which generally occurs when products or services are received by the customer. Provisions for estimated returns and allowances are recorded at the time revenue is recognized based on historical rates and are periodically adjusted for known changes in return levels. Shipping and handling costs are included in cost of sales.

Under the terms of the Amended and Restated Exclusive Agency and Marketing Agreement (the "Marketing Agreement") between the Company and Monsanto, the Company, in its role as exclusive agent, performs certain functions, such as sales support, merchandising, distribution and logistics, and incurs certain costs in support of the consumer Roundup® business. The actual costs incurred by the Company on behalf of Roundup® are recovered from Monsanto through the terms of the Marketing Agreement. The reimbursement of costs for which the Company is considered the primary obligor is included in net sales.

Promotional Allowances

The Company promotes its branded products through cooperative advertising programs with retailers. Retailers also are offered in-store promotional allowances and rebates based on sales volumes. Certain products are promoted with direct consumer rebate programs and special purchasing incentives. Promotion costs (including allowances and rebates) incurred during the year are expensed to interim periods in relation to revenues and are recorded as a reduction of net sales. Accruals for expected payouts under these programs are included in the "Accrued liabilities" line in the Consolidated Balance Sheets.

Advertising

Advertising costs incurred during the year by our Global Consumer segment are expensed to interim periods in relation to revenues. All advertising costs, except for external production costs, are expensed within the fiscal year in which such costs are incurred. External production costs for advertising programs are deferred until the period in which the advertising is first aired.

Scotts LawnService® promotes its service offerings primarily through direct mail campaigns. External costs associated with these campaigns that qualify as direct response advertising costs are deferred and recognized as advertising expense in proportion to revenues over a period not beyond the end of the subsequent calendar year. Costs that do not qualify as direct response advertising costs are expensed within the fiscal year incurred on a monthly basis in proportion to net sales. The costs deferred at September 30, 2008 and 2007 were $4.5 million and $5.7 million, respectively.

Smith & Hawken® promotes its products primarily through catalogs. Costs related to the production, printing and distribution of catalogs are expensed over the expected sales life of the related catalog; four weeks for consumer catalogs and 52 weeks for trade catalogs. Other advertising costs, such as Internet, radio and print, are expensed as incurred. The costs deferred at September 30, 2008 and 2007 were $0.6 million and $0.5 million, respectively.

Advertising expenses were $142.4 million in fiscal 2008, $150.9 million in fiscal 2007 and $137.3 million in fiscal 2006.

Research and Development

All costs associated with research and development are charged to expense as incurred. Expenses for fiscal 2008, 2007 and 2006 were $44.7 million, $38.8 million and $35.1 million including product registration costs of $9.8 million, $9.3 million and $8.2 million, respectively.

Environmental Costs

The Company recognizes environmental liabilities when conditions requiring remediation are probable and the amounts can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

Stock-Based Compensation Awards

The fair value of awards is expensed ratably over the vesting period, generally three years. The Company uses a binomial model to determine the fair value of its option grants.

Earnings per Common Share

Basic earnings per common share is computed based on the weighted-average number of common shares outstanding each period. Diluted earnings per common share is computed based on the weighted-average number of common shares and dilutive potential common shares (stock options, restricted stock, performance shares and stock appreciation rights) outstanding each period.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Allowances reflect our best estimate of amounts in our existing accounts receivable that may not be collected due to customer claims, the return of goods, or customer inability or unwillingness to pay. We determine the allowance based on customer risk assessment and historical experience. We review our allowances monthly. Past due balances over 90 days and in excess of a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

Inventories

Inventories are stated at the lower of cost or market, principally determined by the FIFO method. Certain growing media inventories are accounted for by the LIFO method. Approximately 6% of inventories were valued at the lower of LIFO cost or market at September 30, 2008 and 2007. Inventories include the cost of raw materials, labor, manufacturing overhead and freight and in-bound handling costs incurred to pre-position goods in the Company's warehouse network. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventory at the lower of cost or market value. Reserves for excess and obsolete inventories were $26.2 million and $15.6 million at September 30, 2008 and 2007, respectively.

Goodwill and Indefinite-lived Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," ("SFAS 142"), goodwill and intangible assets determined to have indefinite lives are not subject to amortization. Goodwill and indefinite-lived intangible assets are reviewed for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value and classified as "Impairment, restructuring and other charges" in the Consolidated Statements of Operations.

During the third quarter of fiscal 2007, the Company changed the timing of its annual goodwill impairment testing from the last day of the first fiscal quarter to the first day of the fourth fiscal quarter. As such, the annual impairment test was performed as of December 30, 2006 and was performed again as of July 1, 2007. This accounting is preferable in the circumstances as moving the timing of our annual goodwill impairment testing better aligns with the seasonal nature of the business and the timing of the annual strategic planning process. The Company believes that this change in accounting principle will not delay, accelerate or avoid an impairment charge. In addition, the Company also changed the date of its annual indefinite life intangible impairment testing to the first day of the fourth fiscal quarter for the current year. The Company determined that the change in accounting principle related to the annual testing date does not result in adjustments to the financial statements applied retrospectively.

Long-lived Assets

Property, plant and equipment are stated at cost. Interest capitalized on capital projects amounted to $0.3 million, $0.4 million and $0.5 million during fiscal 2008, 2007 and 2006, respectively. Expenditures for maintenance and repairs are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in income from operations.

Depreciation of property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:

Land improvements	10 — 25 years
Buildings	10 — 40 years
Machinery and equipment	3 — 15 years
Furniture and fixtures	6 — 10 years
Software	3 — 8 years

Intangible assets with finite lives, and therefore subject to amortization, include technology (e.g., patents), customer accounts and certain tradenames. These intangible assets are being amortized on the straight-line method over periods typically ranging from 10 to 25 years. The Company's fixed assets and intangible assets subject to amortization are required to be tested for recoverability under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

Internal Use Software

The Company accounts for the costs of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage. As of September 30, 2008 and 2007, the Company had $21.9 million and $31.1 million, respectively, in unamortized capitalized internal use computer software costs. Amortization of these costs was $7.2 million, $12.1 million and $10.7 million during fiscal 2008, 2007 and 2006, respectively.

Accruals for Self-Insured Losses

The Company maintains insurance for certain risks, including workers' compensation, general liability and vehicle liability, and is self-insured for employee related health care benefits. The Company accrues for the expected costs associated with these risks by considering historical claims experience, demographic factors, severity factors and other relevant information. Costs are recognized in the period the claim is incurred, and the financial statement accruals include an actuarially determined estimate of claims incurred but not yet reported.

Translation of Foreign Currencies

For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income and expense accounts are translated at the average rate of exchange prevailing during the year. Translation gains and losses arising from the use of differing exchange rates from period to period are included in other comprehensive income, a component of shareholders' equity. Foreign currency transaction gains and losses are included in the determination of net income (loss).

Derivative Instruments

In the normal course of business, the Company is exposed to fluctuations in interest rates, the value of foreign currencies and the cost of commodities. A variety of financial instruments, including forward and swap contracts, are used to manage these exposures. The Company's objective in managing these exposures is to better control these elements of cost and mitigate the earnings and cash flow volatility associated with changes in the applicable rates and prices.

The Company has established policies and procedures that encompass risk-management philosophy and objectives, guidelines for derivative-instrument usage, counterparty credit approval, and the monitoring and reporting of derivative activity. The Company does not enter into derivative instruments for the purpose of speculation.

Variable Interest Entities

Financial Accounting Standards Board ("FASB") Interpretation 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46(R)"), provides a framework for identifying variable interest entities ("VIE's") and determining when a company should include the assets, liabilities, noncontrolling interests and results of operations of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46(R) requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46(R) also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The Company's Scotts LawnService® business sells new franchise territories, primarily in small to mid-size markets, under arrangements where a portion of the franchise fee is paid in cash with the balance due under a promissory note. The Company believes that it may be the primary beneficiary for certain of its franchisees initially, but ceases to be the primary beneficiary as the franchisees develop their businesses and the promissory notes are repaid. At September 30, 2008 and 2007, the Company had approximately $1.8 million and $2.3 million in notes receivable from such franchisees, respectively. The effect of consolidating the entities where the Company may be the primary beneficiary for a limited period of time is not material to either the Consolidated Statements of Operations or the Consolidated Balance Sheets.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 157 — Fair Value Measurements

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," which removes leasing transactions accounted for under Statement 13 and related guidance from the scope of SFAS 157. In February 2008, the FASB issued FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"), which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. FSP SFAS 157-2 states that a measurement is recurring if it happens at least annually and defines nonfinancial assets and nonfinancial liabilities as all assets and liabilities other than those meeting the definition of a financial asset or financial liability in SFAS 159. The Company is required to adopt SFAS 157 as of October 1, 2008, the beginning of fiscal 2009. The Company is completing its evaluation of SFAS 157 and does not expect its adoption in the first quarter of fiscal 2009 to have a material impact on its financial position or results of operations.

Statement of Financial Accounting Standards No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Company's financial statements for the fiscal year beginning October 1, 2008. No entity is permitted to apply SFAS 159 retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The Company will adopt SFAS 159 as of October 1, 2008, the beginning of fiscal 2009.

Statement of Financial Accounting Standards No. 141(R) — Business Combinations

In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS 141. The objective of SFAS 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration. SFAS 141(R) is effective for the Company's financial statements for the fiscal year beginning October 1, 2009.

Statement of Financial Accounting Standards No. 160 — Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated financial statements are presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the parent's ownership interest and the interest of the noncontrolling owners of a subsidiary. The provisions of SFAS 160 are to be applied prospectively as of the beginning of the fiscal year in which SFAS 160 is adopted, except for the presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. SFAS 160 is effective for the Company's financial statements for the fiscal year beginning October 1, 2009. The Company is in the process of evaluating the impact that the adoption of SFAS 160 may have on its financial statements.

Statement of Financial Accounting Standards No. 161 — Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"). The objective of SFAS 161 is to enhance the current disclosure framework in SFAS 133 and improve the transparency of financial reporting for derivative instruments and hedging activities. SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for the Company's financial statements for the fiscal year beginning October 1, 2010. The Company is in the process of evaluating the impact that the adoption of SFAS 161 may have on its financial statement disclosures.

FASB Staff Position 142-3 — Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FASB Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"), which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets." The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. FSP No. FAS 142-3 will require certain additional disclosures beginning October 1, 2009 and prospective application to useful life estimates prospectively for intangible assets acquired after September 30, 2009. The Company is in the process of evaluating the impact that the adoption of FSP No. FAS 142-3 may have on its financial statements and related disclosures.

NOTE 2. PRODUCT REGISTRATION AND RECALL MATTERS

In April 2008, the Company learned that a former associate apparently deliberately circumvented the Company's policies and U.S. Environmental Protection Agency ("U.S. EPA") regulations under the Federal Insecticide, Fungicide, and Rodenticide Act of 1947, as amended ("FIFRA") by failing to obtain valid registrations for products and/or causing invalid product registration forms to be submitted to regulators. Since that time, the Company has been cooperating with the U.S. EPA in its civil investigation into pesticide product registration issues involving the Company and with the U.S. EPA and the

U.S. Department of Justice (the "U.S. DOJ") in a related criminal investigation. In late April of 2008, in connection with the U.S. EPA's investigation, the Company was required to conduct a consumer-level recall of certain consumer lawn and garden products and a Scotts LawnService® product. Subsequently, the Company and the U.S. EPA agreed upon a Compliance Review Plan for conducting a comprehensive, independent review of the Company's product registration records. Pursuant to the Compliance Review Plan, an independent third party firm, Quality Associates Incorporated ("QAI"), has been reviewing all of the Company's U.S. pesticide product registration records, some of which are historical in nature and no longer support sales of the Company's products. The Company has identified approximately 132 of the registrations under review as relating to products for which there was sales activity in the period generally representing the Company's 2008 fiscal year ("Active Registrations"). These Active Registrations supported products which accounted for approximately $680 million of the Company's net sales in the period. The U.S. EPA investigation and QAI review process identified several issues affecting Active Registrations which resulted in the issuance of a number of Stop Sale, Use or Removal Orders by the U.S. EPA and caused the Company to temporarily suspend sales and shipments of affected products. In addition, as the QAI review process or the Company's internal review has identified a FIFRA registration issue or a potential FIFRA registration issue (some of which appear unrelated to the former associate), the Company has endeavored to stop selling or distributing the affected products until the issue could be resolved with the U.S. EPA.

To date, QAI has completed a review of the registration records for substantially all of the Company's Active Registrations. Based on such review, and with the cooperation and prompt attention of the U.S. EPA, the Company believes it has restored the ability to sell and distribute products representing over 90% of the sales associated with Active Registrations; and the Company is hopeful that it will be able to satisfactorily resolve most, if not all, of the remaining issues prior to the start of the 2009 lawn and garden season. The QAI review process is expected to continue with a focus on reviewing advertising and related promotional support of the Company's registered pesticide products.

On September 26, 2008, the Company, doing business as Scotts LawnService®, was named as a defendant in a purported class action filed in the U.S. District Court for the Eastern District of Michigan relating to certain pesticide products. In the suit, Mark Baumkel, on behalf of himself and the purported classes, seeks an unspecified amount of damages, plus costs and attorney fees, for alleged claims involving breach of contract, unjust enrichment and violation of the Michigan consumer protection act. Given the preliminary stages of the proceedings, no reserves have been booked at this time, and the Company intends to vigorously contest the plaintiff's assertions.

In addition, in fiscal 2008 the Company conducted a voluntary recall of most of its wild bird food products due to a formulation issue. The wild bird food products had been treated with pest control additives to avoid insect infestation, especially at retail stores. While the pest control additives had been labeled for use on certain stored grains that can be processed for human and/or animal consumption, they were not labeled for use on wild bird food products. This voluntary recall was completed prior to the end of fiscal 2008.

While the Company continues to evaluate the financial impact of the registration and recall matters, the Company currently expects total fiscal year 2008 and 2009 costs related to the recalls and known registration issues to be limited to approximately $65 million, exclusive of potential fines, penalties and/or judgments. While the Company believes it has made substantial progress toward completing the FIFRA compliance review process, the process continues and may result in future state or federal action with respect to additional product registration issues. Until such investigation is complete, the Company cannot fully quantify the extent of additional issues. Furthermore, the Company may be subject to civil or criminal fines and/or penalties or private rights of action at the state and/or federal level as a result of the product registration issues. At this time, management cannot reasonably determine the scope or magnitude of possible liabilities that could result from known or potential additional product registration issues, and no reserves for these claims have been established as of September 30, 2008. However, it is possible that such fines, penalties and/or judgments could be material and have an adverse effect on the Company's financial condition, results of operations and cash flows.

For the fiscal year ended September 30, 2008, the Company reversed sales associated with estimated returns of the recalled products, recorded an impairment estimate for affected inventory, and incurred other registration and recall-related costs. The following tables summarize the impact of the product registration and recall matters on the results of operations and accrued liabilities and inventory reserves for fiscal 2008:

	Year Ended September 30, 2008
Net sales — product recalls	$(22.3)
Cost of sales — product recalls	(11.1)
Cost of sales — inventory impairment and other	27.2
Gross Profit	(38.4)
SG&A	12.7
Income from operations	(51.1)
Income tax benefit	(17.9)
Net loss	$(33.2)

	Reserves Established During the Second Quarter of Fiscal 2008	Additional Costs and Changes in Estimate	Reserves Used	Reserves at September 30, 2008
Sales returns — product recalls	$ 19.0	$ 3.3	$(22.1)	$ 0.2
Cost of sales returns — product recalls	(12.0)	0.9	11.0	(0.1)
Inventory impairment	14.1	(0.8)	(7.4)	5.9
Other incremental costs of sales	8.5	5.4	(10.7)	3.2
Other general and administrative costs	1.2	11.5	(8.4)	4.3
Accrued liabilities and inventory reserves	$30.8	$20.3	$(37.6)	$13.5

NOTE 3. IMPAIRMENT, RESTRUCTURING AND OTHER CHARGES

The Company recorded net restructuring and other charges of $1.0 million, $1.1 million and $9.4 million in fiscal 2008, 2007 and 2006, respectively. Other charges in fiscal 2008 and 2007 related to the Company's turfgrass biotechnology program. Substantially all costs in fiscal 2006 were for severance and related costs.

Property, plant and equipment charges of $15.8 million in fiscal 2008 related primarily to Smith & Hawken®. Goodwill and intangible asset impairment charges of $120.0 million, $35.3 million and $66.4 million were recorded in fiscal 2008, 2007 and 2006, respectively. The nature of the impairment charges are discussed further in "NOTE 4. GOODWILL AND INTANGIBLE ASSETS, NET."

The following table details impairment, restructuring and other charges and rolls forward the cash portion of the restructuring and other charges accrued in fiscal 2008, 2007 and 2006 (in millions):

	2008	2007	2006
Restructuring and other charges	$ 1.0	$ 2.7	$ 9.4
Property, plant and equipment impairment	15.8	—	—
Goodwill and intangible asset impairments	120.0	35.3	66.4
Total impairment, restructuring and other charges	$136.8	$38.0	$ 75.8
Amounts reserved for restructuring and other charges at beginning of year	$ 2.5	$ 6.4	$ 15.6
Restructuring and other expense	1.0	2.7	9.4
Receipts, payments and other	(2.4)	(6.6)	(18.6)
Amounts reserved for restructuring and other charges at end of year	$ 1.1	$ 2.5	$ 6.4

NOTE 4. GOODWILL AND INTANGIBLE ASSETS, NET

In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are not subject to amortization. Goodwill and indefinite-lived intangible assets are reviewed for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate impairment may have occurred. The Company assesses goodwill for impairment by comparing the carrying value of its reporting units to their respective fair values and reviewing the Company's market value of invested capital. Management engages an independent valuation firm to assist in its impairment assessment reviews. The Company determines the fair value of its reporting units primarily utilizing discounted cash flows and incorporates assumptions it believes marketplace participants would utilize. The Company also uses comparative market multiples and other factors to corroborate the discounted cash flow results used. The value of all indefinite-lived tradenames was determined using a royalty savings methodology similar to that employed when the associated businesses were acquired but using updated estimates of sales, cash flow and profitability.

As discussed in "NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," during the third quarter of fiscal 2007, the Company changed the timing of its annual goodwill impairment testing from the last day of the first fiscal quarter to the first day of the fourth fiscal quarter. As such, annual impairment testing for fiscal 2008 was scheduled to be performed as of June 29, 2008. Annual impairment testing for fiscal 2007 was performed as of December 30, 2006 and again as of July 1, 2007.

Fiscal 2008

As a result of a significant decline in the market value of the Company's common shares during the latter half of the third fiscal quarter ended June 28, 2008, the Company's market value of invested capital was approximately 60% of the comparable impairment metric used in the fourth quarter fiscal 2007 annual impairment testing. Management determined this was an indicator of possible goodwill impairment and, therefore, interim impairment testing was performed as of June 28, 2008.

The Company's third quarter fiscal 2008 interim impairment review resulted in a non-cash charge of $123.3 million to reflect the decline in the fair value of certain goodwill and other assets as evidenced by the decline in the Company's common shares. No further adjustments to the goodwill portion of this impairment charge were required as a result of the completion of the SFAS 142 Step 2 evaluation in the fourth quarter of fiscal 2008. However, an additional impairment charge of $13.5 million was recorded in the fourth quarter of fiscal 2008, primarily related to leasehold improvements of Smith & Hawken®. In total, the fiscal 2008 impairment charges comprise $80.8 million for goodwill, $19.0 million related to indefinite-lived tradenames and $37.0 million for SFAS 144 long-lived assets. Of the $37.0 million impairment charge recorded for SFAS 144 long-lived assets, $15.1 million was recorded in cost of sales. On a reportable segment basis, $64.5 million of the impairment was in Global Consumer, $38.4 million was in Global Professional, with the remaining $33.9 million in Corporate & Other.

Given the timing of the interim impairment testing at the end of the third quarter of fiscal 2008, management performed an evaluation and determined that additional goodwill and indefinite-lived intangibles as of the annual impairment testing date at the beginning of the fourth fiscal quarter was not required in fiscal 2008.

Fiscal 2007

The Company's fourth quarter fiscal 2007 impairment review resulted in a non-cash goodwill and intangible asset impairment charge of $35.3 million. Partially as a result of the disappointing 2007 lawn and garden season, management performed a comprehensive strategic update of the Company's business initiatives in the fourth quarter of fiscal 2007. One outcome of this update was a decision to increase the focus of resources on the Company's core consumer lawn and garden do-it-yourself businesses. This process also involved a re-evaluation of the strategy and cash flow projections surrounding the Company's Smith & Hawken® business, which has consistently performed below expectations since it was acquired in early fiscal 2005. Management revised its Smith & Hawken® strategy to reflect a scaled back retail expansion plan, with an increased focus on aggressively expanding the wholesale aspect of this business. This resulted in a decrease in the prior cash flow projections for this business, resulting in a $24.6 million goodwill impairment charge and a $4.6 million impairment charge for an indefinite-lived tradename. The Company finalized the fourth quarter fiscal 2007 SFAS 142 impairment evaluation of the Smith & Hawken® goodwill during the first quarter of fiscal 2008 and there was no change to the related impairment charge recorded in the fourth quarter of fiscal 2007.

Management's fiscal 2007 fourth quarter strategic update also encompassed other areas. The Company remains committed to the development of turfgrass varieties that could one day require less mowing, less water and fewer treatments to resist insects, weeds and disease. The Company's efforts to develop such turfgrass varieties include conventional breeding programs as well as research and development involving biotechnology. Efforts to develop turfgrass varieties involving biotechnology have yielded positive results; however, the required regulatory approval process is taking longer than anticipated, impacting the Company's ability to commercialize such innovations. As a result of management's fiscal 2007 fourth quarter strategic update, the Company recorded a $2.2 million goodwill impairment charge related to its turfgrass biotechnology program. Similarly, a strategic update of certain information technology initiatives in the Company's Scotts LawnService® segment resulted in a $3.9 million impairment charge.

Fiscal 2006

The Company's fiscal 2006 annual impairment analysis resulted in an impairment charge of $1.0 million associated with a tradename no longer in use in the European portion of the Global Consumer reporting segment. Subsequent to the fiscal 2006 first quarter impairment analysis, the European portion of the Global Consumer reporting segment and Smith & Hawken® each experienced significant off-plan performance. Management believes the off-plan performance of the European consumer business was driven largely by category declines in the European consumer markets. The off-plan performance of these two businesses was an indication that, more-likely-than-not, the fair values of the related reporting units and indefinite-lived intangibles had declined below their carrying amount. Accordingly, an interim impairment test was performed for the goodwill and indefinite-lived tradenames of these reporting units during the fourth quarter of fiscal 2006. As a result of the interim impairment test, the Company recorded a $65.4 million non-cash impairment charge, $62.3 million of which was associated with indefinite-lived tradenames in the European portion of the Global Consumer reporting segment. The balance of the fiscal 2006 fourth quarter impairment charge was in the Global Consumer segment and consisted of $1.3 million for a Canadian tradename being phased out and $1.8 million related to goodwill of a pottery business being exited. The interim impairment testing of the Smith & Hawken® goodwill and indefinite-lived tradename did not indicate impairment.

The following table presents goodwill and intangible assets as of September 30, 2008 and 2007 (dollars in millions).

		September 30, 2008			September 30, 2007		
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:							
Technology	16	$ 49.9	$ (39.1)	$ 10.8	$ 56.7	$ (37.1)	$ 19.6
Customer accounts	13	83.5	(38.0)	45.5	89.0	(29.6)	59.4
Tradenames	17	11.3	(9.0)	2.3	11.3	(5.6)	5.7
Other	13	101.2	(71.2)	30.0	117.7	(82.0)	35.7
Total amortizable intangible assets, net				88.6			120.4
Unamortizable intangible assets:							
Tradenames				278.6			298.4
Total intangible assets, net				367.2			418.8
Goodwill				377.7			462.9
Total goodwill and intangible assets, net				$744.9			$881.7

The changes to the net carrying value of goodwill by segment for the fiscal years ended September 30, 2008 and 2007 are as follows (in millions):

	Global Consumer	Global Professional	Scotts LawnService®	Corporate & Other	Total
Balance as of September 30, 2006	$267.0	$ 57.9	$108.6	$ 24.6	$458.1
Increases due to acquisitions	4.3	—	14.9	—	19.2
Impairment	(2.2)	—	—	(24.6)	(26.8)
Other, primarily cumulative translation	7.9	4.5	—	—	12.4
Balance as of September 30, 2007	$277.0	$ 62.4	$123.5	$ —	$462.9
Increases due to acquisitions	—	—	0.3	—	0.3
Impairment	(61.0)	(19.8)	—	—	(80.8)
Other, primarily cumulative translation	(0.9)	(3.8)	—	—	(4.7)
Balance as of September 30, 2008	$ 215.1	$ 38.8	$123.8	$ —	$ 377.7

The total amortization expense for the years ended September 30, 2008, 2007 and 2006 was $16.4 million, $16.1 million and $16.0 million, respectively. Amortization expense is estimated to be as follows for the years ending September 30 (in millions):

2009	$13.1
2010	11.2
2011	9.3
2012	8.6
2013	8.3

NOTE 5. RECAPITALIZATION

On December 12, 2006, the Company announced a recapitalization plan to return $750 million to the Company's shareholders. This plan expanded and accelerated the previously announced five-year, $500 million share repurchase program (which was canceled) under which the Company repurchased $87.9 million of its common shares during fiscal 2006. Pursuant to the recapitalization plan, on February 14, 2007, the Company completed a modified "Dutch auction" tender offer, resulting in the repurchase of 4.5 million of the Company's common shares for an aggregate purchase price of $245.5 million ($54.50 per share). On February 16, 2007, the Company's Board of Directors declared a special one-time cash dividend of $8.00 per share ($508 million in the aggregate), which was paid on March 5, 2007, to shareholders of record on February 26, 2007.

In order to fund these transactions, the Company entered into new credit facilities aggregating $2.15 billion and terminated its prior credit facility. As part of this debt restructuring, the Company also conducted a cash tender offer for any and all of its outstanding 6⅝% senior subordinated notes in an aggregate principal amount of $200 million. Please refer to "NOTE 11. DEBT" for further information as to the new credit facilities and the repayment and termination of the prior credit facility and the 6⅝% senior subordinated notes.

The payment of the special one-time cash dividend required the Company to adjust the number of common shares subject to stock options and stock appreciation rights outstanding under the Company's share-based awards programs, as well as the price at which the awards may be exercised. Please refer to "NOTE 12. SHAREHOLDERS' EQUITY" for further information.

The Company's interest expense will be significantly higher for periods subsequent to the recapitalization transactions as a result of the borrowings incurred to fund the cash returned to shareholders. The following pro forma financial information has been compiled as if the Company had completed the recapitalization transactions as of October 1, 2005 for fiscal 2006 and as of October 1, 2006 for fiscal 2007. Borrowing rates in effect as of March 30, 2007 were used to compute pro forma interest expense. As the recapitalization involved a share repurchase, pro forma diluted common shares are also provided.

	Pro Forma Financial Information (Unaudited)	
	Year Ended September 30,	
	2007	2006
	(In millions, except per share data)	
Income before income taxes, as reported	$188.1	$ 212.9
Add back reported interest expense	70.7	39.6
Add back costs related to refinancing	18.3	—
Deduct pro forma interest expense	(94.3)	(100.8)
Pro forma income before income taxes	182.8	151.7
Pro forma income taxes	72.5	57.3
Pro forma net income	$110.3	$ 94.4
Pro forma basic net income per common share	$ 1.74	$ 1.50
Pro forma diluted net income per common share	$ 1.68	$ 1.45
Reported interest expense	$ 70.7	$ 39.6
Incremental interest on recapitalization borrowings	21.8	53.0
New credit facilities interest rate differential	1.5	7.4
Incremental amortization of new credit facilities fees	0.3	0.8
Pro forma interest expense	$ 94.3	$ 100.8
Pro forma effective tax rates	39.7%	37.8%

	Pro Forma Shares Year Ended September 30, 2007	2006
	(In millions)	
Weighted-average common shares outstanding during the period	65.2	67.5
Incremental full period impact of repurchased common shares	(1.8)	(4.5)
Pro forma basic common shares	63.4	63.0
Weighted-average common shares outstanding during the period plus dilutive potential common shares	67.0	69.4
Incremental full period impact of repurchased common shares	(1.8)	(4.5)
Impact on dilutive potential common shares	0.3	0.3
Pro forma diluted common shares	65.5	65.2

NOTE 6. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

	September 30, 2008	2007
	(In millions)	
INVENTORIES, NET:		
Finished goods	$ 277.3	$ 289.9
Work-in-progress	29.9	28.3
Raw materials	108.7	87.7
	$ 415.9	$ 405.9
PROPERTY, PLANT AND EQUIPMENT, NET:		
Land and improvements	$ 61.0	$ 58.9
Buildings	165.1	162.8
Machinery and equipment	432.0	417.4
Furniture and fixtures	36.2	39.2
Software	92.0	88.6
Construction in progress	18.4	17.8
	804.7	784.7
Less: accumulated depreciation	(460.6)	(418.8)
	$ 344.1	$ 365.9
ACCRUED LIABILITIES:		
Payroll and other compensation accruals	$ 50.3	$ 44.0
Advertising and promotional accruals	144.1	138.8
Other	119.8	104.0
	$ 314.2	$ 286.8
OTHER NON-CURRENT LIABILITIES:		
Accrued pension and postretirement liabilities	$ 108.4	$ 79.8
Deferred tax liability	42.6	67.9
Other	41.0	32.2
	$ 192.0	$ 179.9

	September 30, 2008	2007	2006
		(In millions)	
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Unrecognized gain (loss) on derivatives, net of tax of $8.9, $0.4 and $(0.9)	$(14.1)	$ (0.6)	$ 1.8
Minimum pension liability, net of tax of $0, $0 and $19.5	—	—	(34.1)
Pension liability under SFAS 158, net of tax of $29.2, $15.9 and $0	(47.1)	(27.0)	—
Foreign currency translation adjustment	(5.9)	(14.4)	(19.3)
	$(67.1)	$(42.0)	$(51.6)

NOTE 7. MARKETING AGREEMENT

The Company is Monsanto's exclusive agent for the domestic and international marketing and distribution of consumer Roundup® herbicide products. Under the terms of the Marketing Agreement with Monsanto, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of the Company's duties as agent. The annual gross commission under the Marketing Agreement is calculated as a percentage of the actual earnings before interest and income taxes (EBIT) of the consumer Roundup® business, as defined in the Marketing Agreement. Each year's percentage varies in accordance with the terms of the Marketing Agreement based on the achievement of two earnings thresholds and on commission rates that vary by threshold and program year. The Marketing Agreement also requires the Company to make annual payments to Monsanto as a contribution against the overall expenses of the consumer Roundup® business. The annual contribution payment is defined in the Marketing Agreement as $20 million.

In consideration for the rights granted to the Company under the Marketing Agreement for North America, the Company was required to pay a marketing fee of $32 million to Monsanto. The Company has deferred this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the Marketing Agreement. Based on management's current assessment of the likely term of the Marketing Agreement, the useful life over which the marketing fee is being amortized is 20 years.

Under the terms of the Marketing Agreement, the Company performs certain functions, primarily manufacturing conversion, selling and marketing support, on behalf of Monsanto in the conduct of the consumer Roundup® business. The actual costs incurred for these activities are charged to and reimbursed by Monsanto, for which the Company recognizes no gross profit or net income. The Company records costs incurred under the Marketing Agreement for which the Company is the primary obligor on a gross basis, recognizing such costs in "Cost of sales" and the reimbursement of these costs in "Net sales," with no effect on gross profit or net income. The related net sales and cost of sales were $58.0 million, $47.7 million and $37.6 million for fiscal 2008, 2007 and 2006, respectively.

The elements of the net commission earned under the Marketing Agreement and included in "Net sales" for each of the three years in the period ended September 30, 2008 were as follows:

	2008	2007	2006
Gross commission	$ 65.1	$ 62.7	$ 60.7
Contribution expenses	(20.0)	(20.0)	(20.0)
Amortization of marketing fee	(0.8)	(0.8)	(0.8)
Net commission income	44.3	41.9	39.9
Reimbursements associated with marketing agreement	58.0	47.7	37.6
Total net sales associated with marketing agreement	$102.3	$ 89.6	$ 77.5

The Marketing Agreement has no definite term except as it relates to the European Union countries (the "EU term"). The EU term had previously been extended through September 30, 2008 and, on March 28, 2008, the parties agreed to further extend the EU term through September 30, 2011, with up to two additional automatic renewal periods of two years each, subject to non-renewal only upon the occurrence of certain performance defaults.

The Marketing Agreement provides Monsanto with the right to terminate the Marketing Agreement upon an event of default (as defined in the Marketing Agreement) by the Company, a change in control of Monsanto or the sale of the consumer Roundup® business. The Marketing Agreement provides the Company with the right to terminate the Marketing Agreement in certain circumstances, including an event of default by Monsanto or the sale of the consumer Roundup® business. Unless Monsanto terminates the Marketing Agreement due to an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. The termination fee is calculated as a percentage of the value of the Roundup® business exceeding a certain threshold, but in no event will the termination fee be less than $16 million. If Monsanto were to terminate the Marketing Agreement due to an event of default by the Company, however, the Company would not be entitled to any termination fee, and it would lose all, or a substantial portion, of the significant source of earnings and overhead expense absorption the Marketing Agreement provides. Monsanto may also be able to terminate the Marketing Agreement within a given region, including North America, without paying a termination fee if unit volume sales to consumers in that region decline: (1) over a cumulative three-fiscal-year period; or (2) by more than 5% for each of two consecutive years.

NOTE 8. ACQUISITIONS

The Company continues to view strategic acquisitions as a means to enhance our strong core businesses. The following recaps key acquisitions made during fiscal 2006:

Date of Acquisition	Assets Acquired	Consideration	Reasons for the Acquisition
June 2006	Certain brands and assets of Landmark Seed Company, a producer and distributor of quality professional seed and turfgrasses.	Cash of $6.2 million with an additional $1.0 million deferred to future periods.	Enhanced the Company's position in the global turfgrass seed industry and complemented the acquisition from Turf-Seed, Inc.
May 2006	Certain brands and assets of Turf-Seed, Inc., a leading producer of quality commercial turfgrasses, including 49% equity interest in Turf-Seed Europe, which distributes Turf-Seed's grass varieties throughout the European Union and other countries in the region.	Cash of $10.0 million plus assumed liabilities of $4.5 million. Contingent consideration based on future performance of the business due in 2012 that may approximate $15 million which would be recorded as additional purchase price.	Integration of Turf-Seed's extensive professional seed sales and distribution network with the Company's existing presence and industry leading brands in the consumer seed market strengthened the Company's overall global position in the seed category.
November 2005	All the outstanding shares of Gutwein & Co., Inc. ("Gutwein"), a branded producer and marketer in the North American wild bird food category.	$78.3 million in cash plus assumed liabilities of $4.7 million.	Gutwein's Morning Song® branded products are sold at leading mass retailers, grocery, pet and general merchandise stores. This acquisition gave the Company its entry into the North American wild bird food category, a large, fragmented category with opportunity for branding and innovation.
October 2005	All the outstanding shares of Rod McLellan Company ("RMC"), a branded producer and marketer of soil and landscape products in the western United States.	$20.5 million in cash plus assumed liabilities of $6.8 million.	RMC complemented our existing line of growing media products and has been integrated into that business.

Due to the timing of these acquisitions in fiscal 2006, pro forma results would not be materially different from actual results for the year ended September 30, 2006.

Scotts LawnService®

During fiscal 2006 and fiscal 2007, the Company's Scotts LawnService® segment acquired 16 individual lawn service entities for a total cost of approximately $26.9 million. The following table summarizes the details of these transactions by fiscal year (dollar amounts in millions):

	Fiscal Year	
	2007	2006
Number of individual acquisitions	11	5
Total cost	$22.5	$4.4
Portion of cost paid in cash	18.7	3.4
Notes issued and liabilities assumed	3.8	1.0
Goodwill	14.9	3.5
Other intangible assets	6.3	0.7
Working capital and property, plant and equipment	1.3	0.2

NOTE 9. RETIREMENT PLANS

The Company sponsors a defined contribution profit sharing and 401(k) plans for substantially all U.S. associates. The Company provides a base contribution equal to 2% of compensation up to 50% of the Social Security taxable wage base plus 4% of remaining compensation. Associates also may make pretax contributions from compensation that are matched by the Company at 100% of the associates' initial 3% contribution and 50% of their remaining contribution up to 5%. The Company recorded charges of $11.4 million, $10.7 million and $10.3 million under the plan in fiscal 2008, 2007 and 2006, respectively.

The Company sponsors two defined benefit plans for certain U.S. associates. Benefits under these plans have been frozen and closed to new associates since 1997. The benefits under the primary plan are based on years of service and the associates' average final compensation or stated amounts. The Company's funding policy, consistent with statutory requirements and tax considerations, is based on actuarial computations using the Projected Unit Credit method. The second frozen plan is a non-qualified supplemental pension plan. This plan provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's pension plan if it were not for limitations imposed by the income tax regulations.

The Company sponsors defined benefit pension plans associated with its international businesses in the United Kingdom, the Netherlands, Germany and France. These plans generally cover all associates of the respective businesses, with retirement benefits primarily based on years of service and compensation levels. During fiscal 2004, the U.K. plans were closed to new participants, but existing participants continue to accrue benefits. All newly hired associates of the U.K. business now participate in a defined contribution plan.

The following tables present information about benefit obligations, plan assets, annual expense, assumptions and other information about the Company's defined benefit pension plans (in millions). The defined benefit plans are valued using a September 30 measurement date.

	Curtailed Defined Benefit Plans		International Benefit Plans	
	2008	2007	2008	2007
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 90.8	$ 93.4	$ 179.5	$178.7
Service cost	—	—	2.8	3.9
Interest cost	5.4	5.3	10.0	9.2
Plan participants' contributions	—	—	0.9	0.9
Plan amendments	—	—	—	(0.8)
Curtailment/settlement gain	—	—	—	(0.6)
Actuarial loss (gain)	0.5	(1.5)	10.2	(23.8)
Benefits paid	(6.5)	(6.4)	(6.6)	(6.0)
Other	—	—	(0.6)	0.2
Special termination benefits	—	—	0.1	0.5
Foreign currency translation	—	—	(19.6)	17.3
Projected benefit obligation at end of year	$ 90.2	$ 90.8	$ 176.7	$179.5
Accumulated benefit obligation at end of year	$ 90.2	$ 90.8	$ 152.4	$158.6
Change in plan assets				
Fair value of plan assets at beginning of year	$ 77.9	$ 70.9	$142.7	$ 116.1
Actual return on plan assets	(10.3)	9.3	(11.5)	10.4
Employer contribution	4.8	4.1	9.1	9.6
Plan participants' contributions	—	—	0.9	0.9
Benefits paid	(6.5)	(6.4)	(6.6)	(6.0)
Foreign currency translation	—	—	(15.0)	11.9
Other	—	—	(0.7)	(0.2)
Fair value of plan assets at end of year	$ 65.9	$ 77.9	$118.9	$142.7
Underfunded status at end of year	$(24.3)	$(12.9)	$ (57.8)	$(36.8)
Information for pension plans with an accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$ 90.2	$ 90.8	$ 157.0	$ 28.1
Accumulated benefit obligation	90.2	90.8	135.9	26.5
Fair value of plan assets	65.9	77.9	102.0	7.0
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	$ (0.2)	$ (0.2)	$ (1.0)	$ (1.0)
Noncurrent liabilities	(24.1)	(12.7)	(56.8)	(35.8)
Total amount accrued	$(24.3)	$(12.9)	$ (57.8)	$(36.8)

	Curtailed Defined Benefit Plans		International Benefit Plans	
	2008	2007	2008	2007
Amounts recognized in accumulated other comprehensive loss consist of:				
Actuarial loss	$ 37.7	$ 22.0	$ 46.3	$ 21.7
Prior service cost	—	—	(1.1)	(1.1)
Net amount recognized	$ 37.7	$ 22.0	$ 45.2	$ 20.6
Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost in fiscal 2009 are as follows:				
Actuarial loss	$ 3.0	$ 1.3	$ 2.4	$ 0.6
Prior service cost	—	—	(0.1)	(0.1)
Amount to be amortized into net periodic benefit cost	$ 3.0	$ 1.3	$ 2.3	$ 0.5

	Curtailed Defined Benefit Plans		International Benefit Plans	
	2008	2007	2008	2007
Weighted average assumptions used in development of projected benefit obligation				
Discount rate	6.46%	6.11%	6.06%	5.67%
Rate of compensation increase	n/a	n/a	4.1%	3.5%

	Curtailed Defined Benefit Plan			International Benefit Plans		
	2008	2007	2006	2008	2007	2006
Components of net periodic benefit cost						
Service cost	$ —	$ —	$ —	$ 2.8	$ 3.9	$ 4.2
Interest cost	5.4	5.3	5.2	10.0	9.2	7.7
Expected return on plan assets	(6.2)	(5.6)	(5.5)	(9.3)	(8.2)	(7.0)
Net amortization	1.3	2.1	2.2	0.4	2.1	2.0
Net periodic benefit cost	0.5	1.8	1.9	3.9	7.0	6.9
Curtailment/settlement loss (gain)	—	—	—	0.1	0.6	(1.1)
Total benefit cost	$ 0.5	$ 1.8	$ 1.9	$ 4.0	$ 7.6	$ 5.8
Weighted average assumptions used in development of net periodic benefit cost						
Discount rate	6.11%	5.93%	5.63%	5.67%	4.86%	4.68%
Expected return on plan assets	8.0%	8.0%	8.0%	5.8%	6.6%	6.9%
Rate of compensation increase	n/a	n/a	n/a	3.5%	3.5%	3.5%

Other Information

	Curtailed Defined Benefit Plans	International Benefit Plans
Plan asset allocations:		
Target for September 30, 2009:		
Equity securities	60%	49%
Debt securities	40%	51%
September 30, 2008:		
Equity securities	56%	48%
Debt securities	43%	52%
Other	1%	0%
September 30, 2007:		
Equity securities	61%	50%
Debt securities	38%	49%
Other	1%	1%
Expected contributions in fiscal 2009:		
Company	1.5	8.4
Employee	—	0.9
Expected future benefit payments:		
2009	6.6	5.4
2010	6.6	5.6
2011	6.7	6.1
2012	6.8	6.4
2013	6.8	7.0
2014-2018	35.2	42.1

Investment Strategy

Target allocation percentages among various asset classes are maintained based on an individual investment policy established for each of the various pension plans. Asset allocations are designed to achieve long-term objectives of return, while mitigating against downside risk and considering expected cash requirements necessary to fund benefit payments. Subsequent to September 30, 2008, investment markets have continued to decline. This has put further downward pressure on the investments of the Company's pension plans. Management continues to monitor this situation and the potential impact on our future pension plan funding requirements and related expenses. However, we cannot predict future investment returns, and therefore cannot determine whether future pension plan funding requirements could materially and adversely affect our financial condition, results of operations and cash flows.

Basis for Long-Term Rate of Return on Asset Assumptions

The Company's expected long-term rate of return on asset assumptions is derived from studies conducted by third parties. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected. While the studies give appropriate consideration to recent fund performance and historical returns, the assumptions primarily represent expectations about future rates of return over the long term.

NOTE 10. ASSOCIATE MEDICAL BENEFITS

The Company provides comprehensive major medical benefits to certain of its retired associates and their dependents. Substantially all of the Company's domestic associates who were hired before January 1, 1998 become eligible for these benefits if they retire at age 55 or older with more than ten years of service. The plan requires certain minimum contributions from retired associates and includes provisions to limit the overall cost increases the Company is required to cover. The Company funds its portion of retiree medical benefits on a pay-as-you-go basis.

The following table sets forth the information about the retiree medical plan for domestic associates (in millions). The retiree medical plan is valued using a September 30 measurement date.

	2008	2007
Change in Accumulated Plan Benefit Obligation (APBO)		
Benefit obligation at beginning of year	$ 30.4	$ 33.2
Service cost	0.5	0.6
Interest cost	1.8	1.8
Plan participants' contributions	0.9	0.9
Actuarial gain	(4.5)	(3.4)
Benefits paid (net of federal subsidy of $0.3 and $0.3)	(2.9)	(2.7)
Benefit obligation at end of year	$ 26.2	$ 30.4
Change in plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	2.3	2.1
Plan participants' contributions	0.9	0.9
Gross benefits paid	(3.2)	(3.0)
Fair value of plan assets at end of year	—	—
Funded status at end of year	$(26.2)	$(30.4)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current liabilities	$ (2.4)	$ (2.5)
Noncurrent liabilities	(23.8)	(27.9)
Total amount accrued	$(26.2)	$(30.4)
Amounts recognized in accumulated other comprehensive loss consist of:		
Actuarial (gain) loss	$ (4.2)	$ 0.3
The estimated actuarial gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.2 million.		
Discount rate used in development of APBO	7.54%	6.22%

	2008	2007	2006
Components of net periodic benefit cost			
Service cost	$ 0.5	$ 0.6	$ 0.7
Interest cost	1.8	1.8	1.9
Amortization of actuarial loss	—	—	0.1
Total postretirement benefit cost	$ 2.3	$ 2.4	$ 2.7
Discount rate used in development of net periodic benefit cost	6.22%	5.86%	5.51%

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") became law. The Act provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to the benefit established by the Act. On May 19, 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "FSP"). The FSP provides guidance on accounting for the effects of the Act, which the Company adopted at the beginning of its fourth quarter of fiscal 2004. The APBO at September 30, 2008, has been reduced by a deferred actuarial gain in the amount of $5.5 million to reflect the effect of the subsidy related to benefits attributed to past service. The amortization of the actuarial gain and reduction of service and interest costs served to reduce net periodic post retirement benefit cost for fiscal years 2008, 2007 and 2006 by $0.5 million, $0.7 million and $0.9 million, respectively.

For measurement as of September 30, 2008, management has assumed that health care costs will increase at an annual rate of 7.0% in fiscal 2009, decreasing 0.50% per year to an ultimate trend of 5.00% in 2013. A 1% increase in health cost trend rate assumptions would increase the APBO as of September 30, 2008 and 2007 by $0.9 million and $0.0 million, respectively. A 1% decrease in health cost trend rate assumptions would decrease the APBO as of September 30, 2008 and 2007 by $0.6 million and $0.1 million, respectively. A 1% increase or decrease in the same rate would not have a material effect on service or interest costs.

Estimated Future Benefit Payments

The following benefit payments under the plan are expected to be paid by the Company and the retirees for the fiscal years indicated (in millions):

	Gross Benefit Payments	Retiree Contributions	Medicare Part D Subsidy	Net Company Payments
2009	$ 3.6	$ (0.9)	$(0.3)	$ 2.4
2010	3.8	(1.0)	(0.4)	2.4
2011	4.0	(1.2)	(0.4)	2.4
2012	4.2	(1.4)	(0.4)	2.4
2013	4.5	(1.6)	(0.5)	2.4
2014-2018	27.0	(11.7)	(3.0)	12.3

The Company also provides comprehensive major medical benefits to its associates. The Company is self-insured for certain health benefits up to $0.3 million per occurrence per individual. The cost of such benefits is recognized as expense in the period the claim is incurred. This cost was $24.1 million, $21.4 million and $21.8 million in fiscal 2008, 2007 and 2006, respectively.

The following table reflects the effects of the adoption of SFAS 158 on the Company's Consolidated Balance Sheet for pension and other post-employment benefits as of September 30, 2007.

	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported under SFAS 158
		(In millions)	
Prepaid and other assets	$ 136.8	$ (9.1)	$ 127.7
Accrued liabilities	283.1	3.7	286.8
Other liabilities	179.4	0.5	179.9
Total liabilities	1,793.7	4.2	1,797.9
Accumulated other comprehensive (loss)	(28.7)	(13.3)	(42.0)

NOTE 11. DEBT

	September 30, 2008	September 30, 2007
	(In millions)	
Credit Facilities:		
Revolving loans	$375.8	$ 469.2
Term loans	540.4	558.6
Master Accounts Receivable Purchase Agreement	62.1	64.4
Notes due to sellers	12.8	15.1
Foreign bank borrowings and term loans	0.7	—
Other	7.7	10.5
	999.5	1,117.8
Less current portions	150.0	86.4
	$849.5	$1,031.4

The Company's debt matures as follows for each of the next five fiscal years and thereafter (in millions):

2009	$150.0
2010	155.8
2011	193.6
2012	496.1
2013	0.5
Thereafter	3.5
	$999.5

In connection with the recapitalization transactions discussed in "NOTE 5. RECAPITALIZATION," in February 2007, the Company entered into the following loan facilities totaling up to $2.15 billion in the aggregate: (a) a senior secured five-year term loan in the principal amount of $560 million and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.59 billion. Under the terms of the loan facilities, the Company may request an additional $200 million in revolving credit and/or term credit commitments, subject to approval from the lenders. Borrowings may be made in various currencies including U.S. dollars, Euros, British pounds, Australian dollars and Canadian dollars.

The terms of these senior secured credit facilities provide for customary representations and warranties and affirmative covenants. The senior secured credit facilities also contain customary negative covenants setting forth limitations, subject to negotiated carve-outs, on liens; contingent obligations; fundamental changes; acquisitions, investments, loans and advances; indebtedness; restrictions on subsidiary distributions; transactions with affiliates and officers; sales of assets; sale and leaseback transactions; changing the Company's fiscal year end; modifications of certain debt instruments; negative pledge clauses; entering into new lines of business; and restricted payments (including restricting dividend payments to $55 million annually based on the current Leverage Ratio (as defined) of the Company). The senior secured credit facilities are secured by collateral that includes the capital stock of specified subsidiaries of Scotts Miracle-Gro, substantially all domestic accounts receivable (exclusive of any "sold" receivables), inventory and equipment. The senior secured credit facilities also require the maintenance of a specified Leverage Ratio and Interest Coverage Ratio (both as defined), and are guaranteed by substantially all of Scotts Miracle-Gro's domestic subsidiaries.

The senior secured credit facilities have several borrowing options, including interest rates that are based on (i) a LIBOR rate plus a margin based on a Leverage Ratio (as defined) or (ii) the greater of the prime rate or the Federal Funds Effective Rate (as defined) plus ½ of 1% plus a margin based on a Leverage Ratio (as defined). Commitment fees are paid quarterly and are calculated as an amount equal to the product of a rate based on a Leverage Ratio (as defined) and the average daily unused portion of both the revolving and term credit facilities. Amounts outstanding under the senior secured credit facilities at September 30, 2008 were at interest rates based on LIBOR applicable to the borrowed currencies plus 125 basis points. The weighted average interest rates on average debt under the credit facilities were 6.2% and 6.5% at September 30, 2008 and 2007, respectively. As of September 30, 2008, there was $1.19 billion of availability under the senior secured credit facilities. Under the senior secured credit facilities, the Company has the ability to issue letter of credit commitments up to $65.0 million. At September 30, 2008, the Company had letters of credit in the amount of $28.4 million outstanding.

On January 10, 2007, the Company also launched a cash tender offer for any and all of its outstanding 6⅝% senior subordinated notes due 2013 in an aggregate principal amount of $200 million. Substantially all of the 6⅝% senior subordinated notes were repurchased under the terms of the tender offer on February 14, 2007. The remaining senior subordinated notes not tendered were subsequently called and repurchased on March 26, 2007. Proceeds from the senior secured credit facilities were used to fund the repurchase of the 6⅝% senior subordinated notes, at an aggregate cost of $209.6 million including an early redemption premium.

At September 30, 2008, the Company had outstanding interest rate swaps with major financial institutions that effectively converted a portion of variable-rate debt denominated in the Euros, British pounds and U.S. dollars to a fixed rate. The swap agreements had a total U.S. dollar equivalent notional amount of $711.4 million at September 30, 2008. The term, expiration date and rates of these swaps are as follows:

Currency	Notional Amount in USD	Term	Expiration Date	Fixed Rate
	(In millions)			
British pound	$ 51.2	3 years	11/17/2008	4.76%
Euro	60.2	3 years	11/17/2008	2.98%
U.S. dollar	200.0	2 years	3/31/2009	4.90%
U.S. dollar	200.0	3 years	3/30/2010	4.87%
U.S. dollar	200.0	5 years	2/14/2012	5.20%

The Company recorded a charge of $18.3 million (including approximately $8.0 million of non-cash charges associated with the write-off of deferred financing costs) during fiscal 2007 relating to the refinancing of the $1.05 billion senior credit facility and the repurchase of the 6⅝% senior subordinated notes.

Master Accounts Receivable Purchase Agreement

On April 11, 2007, the Company entered into a one-year Master Accounts Receivable Purchase Agreement (the "Original MARP Agreement"). On April 9, 2008, the Company terminated the Original MARP Agreement and entered into a new Master Accounts Receivable Purchase Agreement (the "New MARP Agreement") with a termination date of April 8, 2009, or such later date as may be extended by mutual agreement of the Company and its lenders. The terms of the New MARP Agreement are substantially the same as the Original MARP Agreement. The New MARP Agreement provides for the discounted sale, on a revolving basis, of accounts receivable generated by specified account debtors, with seasonally adjusted monthly aggregate limits ranging from $10 million to $300 million. The New MARP Agreement also provides for specified account debtor sublimit amounts, which provide limits on the amount of receivables owed by individual account debtors that can be sold to the banks.

The New MARP Agreement provides that although the specified receivables are sold, the purchaser has the right to require the Company to repurchase uncollected receivables if certain events occur, including the breach of certain covenants, warranties or representations made by the Company with respect to such receivables. However, the purchaser does not have the right to require the Company to repurchase any uncollected receivables if nonpayment is due to the account debtor's financial inability to pay. Under certain specified conditions, the Company has the right to repurchase receivables which have been sold pursuant to the New MARP Agreement. The purchase price paid by the purchaser reflects a discount on the adjusted amount (primarily reflecting historical dilution and potential trade credits) of the receivables purchased, which effectively is equal to the 7-day LIBOR rate plus a margin of .85% per annum. The Company continues to be responsible for the servicing and administration of the receivables purchased.

The Company accounts for the sale of receivables under the New MARP Agreement as short-term debt and continues to carry the receivables on its consolidated balance sheet, in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," primarily as a result of the Company's right to repurchase receivables sold. The caption "Accounts receivable pledged" on the accompanying Consolidated Balance Sheets in the amounts of $146.6 million and $149.5 million as of September 30, 2008 and 2007, respectively, represents the pool of receivables that have been designated as "sold" and serve as collateral for short-term debt in the amount of $62.1 million and $64.4 million as of those dates, respectively.

The Company was in compliance with the terms of all borrowing agreements at September 30, 2008. Management continues to monitor the Company's compliance with the leverage ratio and other covenants contained in the credit facilities and, based upon the Company's current operating assumptions, the Company expects to remain in compliance with the permissible leverage ratio throughout fiscal 2009. However, an unanticipated charge to earnings or an increase in debt could materially affect our ability to remain in compliance with the financial covenants of our credit facilities, potentially causing us to have to seek an amendment or waiver from our lending group. While the Company believes it has good relationships with its banking group, given the adverse conditions currently present in the global credit markets, the Company can provide no assurance that such a request would be likely to result in a modified or replacement credit facility on reasonable terms, if at all.

NOTE 12. SHAREHOLDERS' EQUITY

	2008	2007
	(In millions)	
Preferred shares, no par value:		
Authorized	0.2 shares	0.2 shares
Issued	0.0 shares	0.0 shares
Common shares, no par value, $.01 stated value per share		
Authorized	100.0 shares	100.0 shares
Issued	68.1 shares	68.1 shares

In fiscal 1995, The Scotts Company merged with Stern's Miracle-Gro Products, Inc. ("Miracle-Gro"). At September 30, 2008, the former shareholders of Miracle-Gro, including Hagedorn Partnership L.P., owned approximately 32% of Scotts Miracle-Gro's outstanding common shares and, thus, have the ability to significantly influence the election of directors and approval of other actions requiring the approval of Scotts Miracle-Gro's shareholders.

Under the terms of the merger agreement with Miracle-Gro, the former shareholders of Miracle-Gro may not collectively acquire, directly or indirectly, beneficial ownership of Voting Stock (as that term is defined in the Miracle-Gro merger agreement) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of Scotts Miracle-Gro other than the former shareholders of Miracle-Gro and their affiliates and associates.

Scotts Miracle-Gro reacquired no common shares in fiscal 2008 and 4.5 million common shares during fiscal 2007, to be held in treasury. Common shares held in treasury totaling 0.6 million and 2.0 million were reissued in support of share-based compensation awards and employee purchases under the employee stock purchase plan during fiscal 2008 and fiscal 2007, respectively. See "NOTE 5. RECAPITALIZATION" for a discussion of the Company's fiscal 2007 recapitalization transactions.

Share-Based Awards

Scotts Miracle-Gro grants share-based awards annually to officers and other key employees of the Company and non-employee directors of Scotts Miracle-Gro. The Company's share-based awards typically consist of stock options and restricted stock, although performance share awards have been made. Stock appreciation rights ("SARs") also have been granted, though not in recent years. SARs result in less dilution than stock options as the SAR holder receives a net share settlement upon exercise. All of these share-based awards have been made under plans approved by the shareholders. Generally, employee share-based awards provide for three-year cliff vesting. Vesting for non-employee director awards varies based on the length of service and age of each director at the time of the award. Share-based awards are forfeited if a holder terminates employment or service with the Company prior to the vesting date. The Company estimates that 10% of its share-based awards will be forfeited based on an analysis of historical trends. This assumption is re-evaluated on an annual basis by grant and adjusted as appropriate. Stock options and SAR awards have exercise prices equal to the market price of the underlying common shares on the date of grant with a term of 10 years. If available, the Company will typically use treasury shares, or if not available, newly issued common shares, in satisfaction of its share-based awards.

A maximum of 18 million common shares are available for issuance under share-based award plans. At September 30, 2008, approximately 2.5 million common shares were not subject to outstanding awards and were available to underlie the grant of new share-based awards. Subsequent to September 30, 2008, awards covering 1.1 million common shares were granted to key employees with an estimated fair value of $14.3 million on the date of grant.

The following is a recap of the share-based awards granted over the periods indicated:

	Year Ended September 30,		
	2008	2007	2006
Key employees			
Options	889,700	821,200	835,640
Options and SARs due to recapitalization	—	872,147	—
Restricted stock	154,900	193,550	184,595
Performance shares	40,000	—	30,000
Board of Directors			
Deferred stock units	30,271	—	—
Options	—	127,000	126,000
Options due to recapitalization	—	202,649	—
Total share-based awards	1,114,871	2,216,546	1,176,235
Aggregate fair value at grant dates (in millions), excluding additional options and SARs issued due to the recapitalization	$ 18.7	$ 22.3	$ 20.9

As discussed in "NOTE 5. RECAPITALIZATION," the Company consummated a series of transactions as part of a recapitalization plan in the quarter ended March 31, 2007. The payment of a special dividend is a recapitalization or adjustment event under the Company's share-based award programs. As such, it was necessary to adjust the number of common shares subject to stock options and SARs outstanding at the time of the dividend, as well as the price at which such awards may be exercised. The adjustments to the outstanding awards resulted in an increase in the number of common shares subject to outstanding stock options and SAR awards in an aggregate amount of 1.1 million common shares. The methodology used to adjust the awards was consistent with Internal Revenue Code ("IRC") Section 409A and the then proposed regulations promulgated thereunder and IRC Section 424 and the regulations promulgated thereunder, compliance with which was necessary to avoid adverse tax consequences for the holder of an award. Such methodology also resulted in a fair value for the adjusted awards post-dividend equal to that of the unadjusted awards pre-dividend, with the result that there was no additional compensation expense in accordance with the accounting for modifications to awards under SFAS 123(R).

Total share-based compensation and the deferred tax benefit recognized were as follows for the periods indicated (in millions):

	Year Ended September 30,		
	2008	2007	2006
Share-based compensation	$12.5	$15.5	$15.7
Tax benefit recognized	4.8	6.2	5.9

Stock Options/SARs

Aggregate stock option and SARs activity consisted of the following for the year ended September 30, 2008 (options/SARs in millions):

	No. of Options/SARs	WTD. Avg. Exercise Price
Beginning balance	5.8	$26.63
Granted	0.9	$38.63
Exercised	(0.6)	$ 17.24
Forfeited	(0.3)	$37.32
Ending balance	5.8	$29.01
Exercisable	3.6	$ 23.41

The following summarizes certain information pertaining to stock option and SAR awards outstanding and exercisable at September 30, 2008 (options/SARs in millions):

	Awards Outstanding			Awards Exercisable		
Range of Exercise Price	No. of Options/ SARs	WTD. Avg. Remaining Life	WTD. Avg. Exercise Price	No. of Options/ SARS	Exercise Price	WTD. Avg. Remaining Life
$11.14 – $14.95	0.4	1.41	$ 13.69	0.4	$13.69	1.41
$15.03 – $19.82	0.8	2.57	16.79	0.8	16.79	2.57
$20.12 – $28.97	1.5	4.91	23.63	1.5	23.63	4.91
$29.01 – $31.62	0.6	6.20	29.08	0.6	29.03	6.17
$33.25 – $37.48	0.6	7.14	35.71	—	—	—
$37.89 – $39.95	1.6	8.57	38.63	—	—	—
$40.53 – $46.70	0.3	7.90	43.31	0.3	43.26	7.85
	5.8	5.87	$ 29.01	3.6	$ 23.41	4.43

The intrinsic value of the stock option and SAR awards outstanding and exercisable at September 30, were as follows (in millions):

	2008
Outstanding	$9.7
Exercisable	9.7

The grant date fair value of stock option awards are estimated using a binomial model and the assumptions in the following table. Expected market price volatility is based on implied volatilities from traded options on Scotts Miracle-Gro's common shares and historical volatility specific to the common shares. Historical data, including demographic factors impacting historical exercise behavior, is used to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life (normally ten years) of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of stock options is based on historical experience and expectations for grants outstanding. The weighted average assumptions for awards granted are as follows for the periods indicated:

	Year Ended September 30,		
	2008	2007	2006
Expected market price volatility	30.2%	26.3%	23.0%
Risk-free interest rates	4.0%	4.8%	4.4%
Expected dividend yield	1.3%	1.1%	1.2%
Expected life of stock options in years	6.19	5.83	6.19
Estimated weighted-average fair value per stock option	$12.34	$11.42	$12.04

Restricted Stock

Restricted stock award activity was as follows:

	No. of Shares	WTD. Avg. Grant Date Fair Value per Share
Awards outstanding at September 30, 2007	277,080	$43.74
Granted	187,000	39.99
Vested	(29,215)	34.91
Forfeited	(53,300)	43.23
Awards outstanding at September 30, 2008	381,565	$42.65

As of September 30, 2008, total unrecognized compensation cost related to non-vested share-based awards amounted to $17.0 million. This cost is expected to be recognized over a weighted-average period of 1.9 years. Unearned compensation cost is amortized by grant on the straight-line method over the vesting period, with the amortization expense classified as a component of "Selling, general and administrative" expense within the Consolidated Statements of Operations.

The total intrinsic value of stock options exercised was $11.4 million, $65.5 million and $23.2 million during fiscal 2008, 2007 and 2006, respectively. The total fair value of restricted stock vested was $1.1 million, $5.5 million and $0.4 million during fiscal 2008, 2007 and 2006, respectively.

Cash received from the exercise of stock options for fiscal 2008 was $9.2 million. The tax benefit realized from the tax deductions associated with the exercise of share-based awards and the vesting of restricted stock totaled $4.4 million for fiscal 2008.

NOTE 13. EARNINGS (LOSS) PER COMMON SHARE

The following table (in millions, except per share data) presents information necessary to calculate basic and diluted earnings per common share. Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding plus all potentially dilutive securities. Stock options with exercise prices greater than the average market price of the underlying common shares are excluded from the computation of diluted net income (loss) per share because they are out-of-the-money. The number of common shares covered by out-of-the-money stock options was 4.0 million, 0.17 million and 0.15 million common shares for the years ended September 30, 2008, 2007 and 2006, respectively. Because of the net loss in fiscal 2008, 0.9 million potential common shares were not included in the calculation of diluted loss per share because to do so would have been anti-dilutive.

	Year Ended September 30,		
	2008	2007	2006
Net income (loss)	$(10.9)	$113.4	$132.7
BASIC EARNINGS (LOSS) PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	64.5	65.2	67.5
Net income (loss)	$(0.17)	$ 1.74	$ 1.97
DILUTED EARNINGS (LOSS) PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	64.5	65.2	67.5
Potential common shares	—	1.8	1.9
Weighted-average number of common shares outstanding and dilutive potential common shares	64.5	67.0	69.4
Net income (loss)	$(0.17)	$ 1.69	$ 1.91

NOTE 14. INCOME TAXES

The provision (benefit) for income taxes consisted of the following (in millions):

	Year Ended September 30,		
	2008	2007	2006
Current:			
Federal	$ 27.9	$ 54.5	$68.3
State	2.8	5.4	6.0
Foreign	12.5	8.5	6.3
Total Current	43.2	68.4	80.6
Deferred:			
Federal	(13.6)	6.5	(0.5)
State	(1.9)	(0.6)	1.6
Foreign	(1.0)	0.4	(1.5)
Total Deferred	(16.5)	6.3	(0.4)
Provision for income taxes	$ 26.7	$ 74.7	$80.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The domestic and foreign components of income before taxes were as follows (in millions):

	Year Ended September 30,		
	2008	2007	2006
Domestic	$ 75.0	$175.3	$253.6
Foreign	(59.2)	12.8	(40.7)
Income before taxes	$ 15.8	$188.1	$212.9

A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes from continuing operations is summarized below (in millions):

	Year Ended September 30,		
	2008	2007	2006
Statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign operations	(4.5)	(0.5)	(0.5)
State taxes, net of federal benefit	0.6	1.6	2.3
Change in state NOL and credit carryforwards	(1.3)	(0.2)	0.1
Research & Development tax credit	(4.7)	(0.5)	0.0
Change in valuation allowances	106.9	1.0	0.4
Effect of goodwill impairment and other permanent differences	42.3	4.8	0.0
Other	(5.7)	(1.5)	0.4
Effective income tax rate	168.6%	39.7%	37.7%

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, and operating loss and tax credit carryforwards for tax purposes. The components of the deferred income tax assets and liabilities as of September 30, 2008 and 2007 were as follows (in millions):

	September 30,	
	2008	2007
DEFERRED TAX ASSETS		
Inventories	$ 18.5	$ 12.0
Accrued liabilities	64.0	56.0
Postretirement benefits	40.0	26.5
Accounts receivable	8.4	3.4
Federal NOL carryovers	—	0.1
State NOL carryovers	4.6	5.4
Foreign NOL carryovers	45.9	38.6
Other	12.7	19.1
Gross deferred tax assets	194.1	161.1
Valuation allowance	(65.8)	(41.0)
Total deferred tax assets	128.3	120.1
DEFERRED TAX LIABILITIES		
Property, plant and equipment	(34.3)	(38.4)
Intangible assets	(52.9)	(72.5)
Other	(5.6)	(7.5)
Total deferred tax liabilities	(92.8)	(118.4)
Net deferred tax asset	$ 35.5	$ 1.7

The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets were (in millions):

	September 30,	
	2008	2007
Net current deferred tax asset (classified with prepaid and other assets)	$ 78.1	$ 69.6
Net non-current deferred tax liability (classified with other liabilities)	(42.6)	(67.9)
Net deferred tax asset	$ 35.5	$ 1.7

Tax benefits relating to state net operating loss carryforwards were $4.6 million and $5.4 million at September 30, 2008 and 2007, respectively. State net operating loss carryforward periods range from 5 to 20 years. Any losses not utilized within a specific state's carryforward period will expire. State net operating loss carryforwards include $1.4 million of tax benefits relating to Smith & Hawken®. As these losses may only be used against income of Smith & Hawken®, and cannot be used to offset income of the consolidated group, a full valuation allowance has been recorded against this tax asset. Tax benefits associated with state tax credits will expire if not utilized and amounted to $0.3 million and $0.1 million at September 30, 2008 and 2007, respectively.

Fiscal 2008 income tax expense and valuation allowances also include $16.9 million recorded to fully reserve deferred tax assets that originated from impairment charges recorded for the Smith & Hawken® business in fiscal 2007 and fiscal 2008. The Company has concluded it is probable that it will not receive any future tax benefit from these deferred tax assets.

In accordance with APB 23, deferred taxes have not been provided on unremitted earnings approximating $105.8 million of certain foreign subsidiaries and foreign corporate joint ventures as such earnings have been permanently reinvested. The Company has also elected to treat certain foreign entities as disregarded entities for U.S. tax purposes, which results in their net income or loss being recognized currently in the Company's U.S. tax return. As such, the tax benefit of net operating losses available for foreign statutory tax purposes has already been recognized for U.S. purposes. Accordingly, a full valuation allowance is required on the tax benefit of these net operating losses on global consolidation. The statutory tax benefit of these net operating loss carryovers amounted to $45.9 million and $38.6 million for the fiscal years ended September 30, 2008 and 2007, respectively. A full valuation allowance has been placed on these assets for worldwide tax purposes.

The Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), as of October 1, 2007, the beginning of its 2008 fiscal year. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This standard provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The cumulative effect of adoption of this interpretation was a $0.4 million decrease to retained earnings.

The Company had $7.2 million and $10.0 million of gross unrecognized tax benefits related to uncertain tax positions at September 30, 2008 and October 1, 2007, respectively. Included in the September 30, 2008 and October 1, 2007 balances were $6.5 million and $9.5 million, respectively, of unrecognized tax benefits that, if recognized, would have an impact on the effective tax rate. A reconciliation of these unrecognized tax benefits from October 1, 2007 to September 30, 2008 is as follows (in millions):

Balance at October 1, 2007	$10.0
Additions for tax positions of the current year	2.2
Additions for tax positions of prior years	0.6
Reductions for tax positions of the current year	(0.1)
Reductions for tax positions of prior years	(1.8)
Settlements with tax authorities	(1.8)
Expiration of the statute of limitations	(1.9)
Balance at September 30, 2008	$ 7.2

The Company continues to recognize accrued interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. As of September 30, 2008 and October 1, 2007, the Company had $1.2 million and $1.4 million, respectively, accrued for the payment of interest that, if recognized, would impact the effective tax rate. As of September 30, 2008 and October 1, 2007, the Company had $0.6 million and $0.8 million, respectively, accrued for the payment of penalties that, if recognized, would impact the effective tax rate. For the year ended September 30, 2008, the Company recognized $0.1 million of tax interest and tax penalties in its statement of operations.

Scotts Miracle-Gro or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to examinations by these tax authorities for fiscal year 2004 and prior. The Company is currently under examination by certain foreign and U.S. state and local tax authorities. In regard to the foreign audits, the tax periods under investigation are limited to fiscal years 2005 through 2007. In the Company's third quarter of fiscal 2008, the Canada Revenue Agency completed an examination of income tax returns for fiscal years 2002 and 2003 resulting in no material modifications or adjustments to unrecognized tax benefits. In regards to the U.S. state and local audits, the tax periods under investigation are limited to fiscal years 2002 through 2006. In addition to the aforementioned audits, certain other tax deficiency issues and refund claims for previous years remain unresolved.

The Company currently anticipates that few of its open and active audits will be resolved in the next 12 months. The Company is unable to make a reasonably reliable estimate as to when or if cash settlements with taxing authorities may occur. Although audit outcomes and the timing of audit payments are subject to significant uncertainty, the Company does not anticipate that the resolution of these tax matters or any events related thereto will result in a material change to its consolidated financial position or results of operations.

Management judgment is required in determining tax provisions and evaluating tax positions. Management believes its tax positions and related provisions reflected in the consolidated financial statements are fully supportable and appropriate. The Company established reserves for additional income taxes that may become due if the tax positions are challenged and not sustained. The Company's tax provision includes the impact of recording reserves and changes thereto. The reserves for additional income taxes are based on management's best estimate of the ultimate resolution of the tax matter. Based on currently available information, the Company believes that the ultimate outcome of any challenges to its tax positions will not have a material adverse effect on its financial position, results of operations or cash flows. The Company's tax provision includes the impact of recording reserves and adjusting existing reserves.

NOTE 15. FINANCIAL INSTRUMENTS

A description of the Company's financial instruments and the methods and assumptions used to estimate their fair values is as follows:

Long-Term Debt

The interest rate currently available to the Company fluctuates with the applicable LIBOR rate, prime rate or Federal Funds Effective Rate, and thus the carrying value is a reasonable estimate of fair value.

Accounts Receivable Pledged

The interest rate on the short-term debt associated with accounts receivable pledged under the New MARP agreement fluctuates with the one-week LIBOR rate, and thus the carrying value is a reasonable estimate of fair value.

Derivatives and Hedging

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, the Company enters into various financial transactions, which are accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. The utilization of these financial transactions is governed by policies covering acceptable counterpart exposure, instrument types and other hedging practices. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

The Company formally designates and documents qualifying instruments as hedges of underlying exposures at inception. The Company formally assesses, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the fair value or cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. Any ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings. There were no amounts excluded from the assessment of effectiveness for derivatives designated as either fair value or cash flow hedges for the fiscal years ended September 30, 2008 and 2007.

Foreign Currency Swap Agreements

The Company uses foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans with foreign subsidiaries that are denominated in U.S. dollars. At September 30, 2008, the notional amount of outstanding contracts was $86.4 million, with a fair value of $(0.4) million. The unrealized loss on the contracts approximates the unrealized gain on the intercompany loans recognized by the Company's foreign subsidiaries.

Interest Rate Swap Agreements

At September 30, 2008 and 2007, the Company had outstanding interest rate swaps with major financial institutions that effectively convert a portion of the Company's variable-rate debt to a fixed rate. The swap agreements had a total U.S. dollar equivalent notional amount of $711.4 million and $720.0 million at September 30, 2008 and 2007, respectively. Please refer to "NOTE 11. DEBT" for the terms, expiration dates and rates of the swaps outstanding at September 30, 2008. The change in notional amounts for the Euro and British pounds denominated swaps is due to foreign exchange movement. During fiscal 2008, 2007 and 2006, $4.5 million of pretax derivative losses, and $3.3 million and $0.8 million of pretax derivative gains, respectively, from such hedges were recorded in interest expense. During the next 12 months, $4.3 million of the September 30, 2008 other comprehensive income balance will be reclassified to earnings consistent with the timing of the underlying hedged transactions.

The Company enters into interest rate swap agreements as a means to hedge its variable interest rate exposure on debt instruments. Since the interest rate swaps have been designated as hedging instruments, their fair values are reflected in the Company's Consolidated Balance Sheets. Net amounts to be received or paid under the swap agreements are reflected as adjustments to interest expense.

Unrealized gains or losses resulting from adjusting these swaps to fair value are recorded as elements of accumulated other comprehensive income or loss within the Consolidated Balance Sheets. The fair value of the swap agreements was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

Commodity Hedges

Throughout the fiscal year, the Company uses diesel fuel derivatives to partially mitigate the effect of fluctuating fuel costs on operating results. The Company has no outstanding fuel derivatives at September 30, 2008. Fuel derivatives used by the Company do not qualify for hedge accounting treatment under SFAS 133 and are marked-to-market, with unrealized gains and losses on open contracts and realized gains or losses on settled contracts recorded as an element of cost of sales. Amounts included in cost of sales relating to these fuel derivatives for the years ended September 30, 2008 and 2007 were not significant.

The Company also has hedging arrangements designed to fix the price of a portion of its urea needs through April 30, 2009. The contracts are designated as hedges of the Company's exposure to future cash flows associated with the cost of urea. The objective of the hedge is to eliminate the variability of cash flows attributable to the risk of change. Unrealized gains or losses in the fair value of these contracts are recorded to the accumulated other comprehensive loss component of shareholders' equity. Gains or losses upon realization remain as a component of accumulated other comprehensive loss until the related inventory is sold. Upon sale of the underlying inventory, the gain or loss is reclassified to cost of sales. During fiscal 2008, 2007 and 2006, $3.3 million, $2.6 million and $0.0 million of pretax derivative gains, respectively, from such hedges were recorded in cost of sales. The fair value of the 48,500 aggregate tons hedged at September 30, 2008 was ($8.5) million. During the next 12 months, ($8.5) million of the September 30, 2008 other comprehensive income balance will be reclassified to earnings consistent with the timing of the underlying hedged transactions.

Estimated Fair Values

The estimated fair values of the Company's financial instruments are as follows for the fiscal years ended September 30 (in millions):

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Revolving loans	$375.8	$375.8	$469.2	$469.2
Foreign bank borrowings and term loans	0.7	0.7	—	—
Term loans	540.4	540.4	558.6	558.6
Master Accounts Receivable Purchase Agreement	62.1	62.1	64.4	64.4
Unrealized (loss) on foreign currency swap agreements	(0.4)	(0.4)	(1.3)	(1.3)
Unrealized (loss) on interest rate swap agreements	(15.0)	(15.0)	(4.1)	(4.1)
Unrealized gain (loss) on commodity hedging instruments	(8.5)	(8.5)	1.0	1.0

Certain miscellaneous instruments included in the Company's total debt balances for which fair value determinations are not ascertainable have been excluded from the fair value table above. The excluded items at September 30, 2008 and 2007 (in millions) are as follows:

	2008	2007
Notes due to sellers	$12.8	$15.1
Other	7.7	10.5

NOTE 16. OPERATING LEASES

The Company leases certain property and equipment from third parties under various non-cancelable operating lease agreements. Certain lease agreements contain renewal and purchase options. The lease agreements generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets. Future minimum lease payments for non-cancelable operating leases at September 30, 2008, are as follows (in millions):

2009	$ 39.0
2010	33.5
2011	30.4
2012	24.5
2013	20.2
Thereafter	44.6
Total future minimum lease payments	$192.2

The Company also leases certain vehicles (primarily cars and light trucks) under agreements that are cancelable after the first year, but typically continue on a month-to-month basis until canceled by the Company. The vehicle leases and certain other non-cancelable operating leases contain residual value guarantees that create a contingent obligation on the part of the Company to compensate the lessor if the leased asset cannot be sold for an amount in excess of a specified minimum value at the conclusion of the lease term. If all such vehicle leases had been canceled as of September 30, 2008, the Company's residual value guarantee would have approximated $7.8 million. Other residual value guarantee amounts that apply at the conclusion of the non-cancelable lease term are as follows:

	Amount of Guarantee	Lease Termination Date
Scotts LawnService® vehicles	$19.5 million	2012
Corporate aircraft	15.7 million	2010 and 2012

Rent expense for fiscal 2008, 2007 and 2006 totaled $68.1 million, $74.9 million and $63.3 million, respectively.

NOTE 17. COMMITMENTS

The Company has the following unconditional purchase obligations due during each of the next five fiscal years that have not been recognized on the Consolidated Balance Sheet at September 30, 2008 (in millions):

2009	$299.8
2010	150.9
2011	78.1
2012	36.9
2013	31.6
Thereafter	—
	$597.3

Purchase obligations primarily represent commitments for materials used in the Company's manufacturing processes, as well as commitments for warehouse services, grass seed and out-sourced information services.

NOTE 18. CONTINGENCIES

Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, worker's compensation, property losses and other fiduciary liabilities for which the Company is self-insured or retains a high exposure limit. Self-insurance reserves are established based on actuarial loss estimates for specific individual claims plus actuarial estimated amounts for incurred but not reported claims and adverse development factors for existing claims. Legal costs incurred in connection with the resolution of claims, lawsuits and other contingencies generally are expensed as incurred. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no assurance that future quarterly or annual operating results will not debtor's financial inability to pay ($146.6 million and $149.5 million for 2008 and 2007, respectively), were as follows:

	2008	2007
Due from customers geographically located in North America	53%	52%
Applicable to the consumer business	61%	54%
Applicable to Scotts LawnService®, the professional businesses (primarily distributors), Smith & Hawken® and Morning Song®	39%	46%
Top 3 customers within consumer business as a percent of total consumer accounts receivable	0%	0%

The remainder of the Company's accounts receivable at September 30, 2008 and 2007, were generated from customers located outside of North America, primarily retailers, distributors, nurseries and growers in Europe. No concentrations of customers or individual customers within this group account for more than 10% of the Company's accounts receivable at either balance sheet date.

The Company's three largest customers are reported within the Global Consumer segment, and are the only customers that individually represent more than 10% of reported consolidated net sales for each of the last three fiscal years. These three customers accounted for the following percentages of consolidated net sales for the fiscal years ended September 30:

	Largest Customer	2nd Largest Customer	3rd Largest Customer
2008	21.0%	13.5%	13.4%
2007	20.2%	10.9%	10.2%
2006	21.5%	11.2%	10.5%

NOTE 20. OTHER (INCOME) EXPENSE

Other (income) expense consisted of the following for the fiscal years ended September 30 (in millions):

	2008	2007	2006
Royalty income	$ (9.6)	$ (9.9)	$(6.8)
Gain from peat transaction	(1.2)	(1.0)	(0.9)
Franchise fees	(0.2)	(0.2)	(0.2)
Foreign currency (gains) losses	0.9	(0.2)	(0.7)
Other, net	(0.3)	(0.2)	(0.6)
Total	$(10.4)	$(11.5)	$(9.2)

NOTE 21. SEGMENT INFORMATION

For fiscal 2008, the Company divided its business into the following segments — Global Consumer, Global Professional, Scotts LawnService®, and Corporate & Other. These segments differ from those used in the prior year due to the realignment of the North America and International segments into the Global Consumer and Global Professional segments. The prior year amounts have been reclassified to conform with the fiscal 2008 segments. This division of reportable segments is consistent with how the segments report to and are managed by senior management of the Company.

The Global Consumer segment consists of the North American Consumer and International Consumer business groups. The business groups comprising this segment manufacture, market and sell dry, granular slow-release lawn fertilizers, combination lawn fertilizer and control products, grass seed, spreaders, water-soluble, liquid and continuous release garden and indoor plant foods, plant care products, potting, garden and lawn soils, mulches and other growing media products and pesticide products. Products are marketed to mass merchandisers, home centers, large hardware chains, warehouse clubs, distributors, garden centers and grocers in the United States, Canada and Europe.

The Global Professional segment is focused on a full line of horticultural products including controlled-release and water-soluble fertilizers and plant protection products; grass seed products, spreaders and customer application services. Products are sold to commercial nurseries and expenses related to the leased assets. Future minimum lease payments for non-cancelable operating leases at September 30, 2008, are as follows (in millions):

2009	$ 39.0
2010	33.5
2011	30.4
2012	24.5
2013	20.2
Thereafter	44.6
Total future minimum lease payments	$192.2

The Company also leases certain vehicles (primarily cars and light trucks) under agreements that are cancelable after the first year, but typically continue on a month-to-month basis until canceled by the Company. The vehicle leases and certain other non-cancelable operating leases contain residual value guarantees that create a contingent obligation on the part of the Company to compensate the lessor if the leased asset cannot be sold for an amount in excess of a specified minimum value at the conclusion of the lease term. If all such vehicle leases had been canceled as of September 30, 2008, the Company's residual value guarantee would have approximated $7.8 million. Other residual value guarantee amounts that apply at the conclusion of the non-cancelable lease term are as follows:

	Amount of Guarantee	Lease Termination Date
Scotts LawnService® vehicles	$19.5 million	2012
Corporate aircraft	15.7 million	2010 and 2012

Rent expense for fiscal 2008, 2007 and 2006 totaled $68.1 million, $74.9 million and $63.3 million, respectively.

NOTE 17. COMMITMENTS

The Company has the following unconditional purchase obligations due during each of the next five fiscal years that have not been recognized on the Consolidated Balance Sheet at September 30, 2008 (in millions):

2009	$299.8
2010	150.9
2011	78.1
2012	36.9
2013	31.6
Thereafter	—
	$597.3

Purchase obligations primarily represent commitments for materials used in the Company's manufacturing processes, as well as commitments for warehouse services, grass seed and out-sourced information services.

NOTE 18. CONTINGENCIES

Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, worker's compensation, property losses and other fiduciary liabilities for which the Company is self-insured or retains a high exposure limit. Self-insurance reserves are established based on actuarial loss estimates for specific individual claims plus actuarial estimated amounts for incurred but not reported claims and adverse development factors for existing claims. Legal costs incurred in connection with the resolution of claims, lawsuits and other contingencies generally are expensed as incurred. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters. The following are the more significant of the Company's identified contingencies.

FIFRA Compliance and the Corresponding Governmental Investigation

The Company's products that contain pesticides are subject to the Federal Insecticide, Fungicide, and Rodenticide Act of 1947, as amended ("FIFRA"). In April 2008, the Company became aware that a former associate apparently deliberately circumvented the Company's policies and U.S. EPA regulations under FIFRA by failing to obtain valid registrations for products and/or causing invalid product registration forms to be submitted to regulators. Since that time, the Company has been cooperating with the U.S. EPA in its civil investigation into product registration issues involving the Company and with the U.S. EPA and the U.S. DOJ in a related criminal investigation. In late April of 2008, in connection with the U.S. EPA's investigation, the Company was required to conduct a consumer-level recall of certain consumer lawn and garden products and a Scotts LawnService® product. Subsequently, the Company and the U.S. EPA agreed upon a Compliance Review Plan for conducting a comprehensive, independent review of the Company's product registration records. Pursuant to the Compliance Review Plan, an independent third-party firm, Quality Associates Incorporated ("QAI"), has been reviewing all of the Company's U.S. pesticide product registration records, some of which are historical in nature and no longer support sales of the Company's products. The U.S. EPA investigation and QAI review process have resulted in the issuance of a number of Stop Sale, Use or Removal Orders by the U.S. EPA that caused the Company to temporarily suspend sales and shipments of affected products. In addition, as the QAI review process or the Company's internal review has indicated a FIFRA registration issue or a potential FIFRA registration issue (some of which appear unrelated to the former associate), the Company has endeavored to stop selling or distributing the affected products until the issue could be resolved with the U.S. EPA.

On September 26, 2008, the Company, doing business as Scotts LawnService®, was named as a defendant in a purported class action filed in the U.S. District Court for the Eastern District of Michigan relating to certain pesticide products. In the suit, Mark Baumkel, on behalf of himself and the purported classes, seeks an unspecified amount of damages, plus costs and attorney fees, for alleged claims involving breach of contract, unjust enrichment and violation of the Michigan consumer protection act. Given the preliminary stages of the proceedings, no reserves have been booked at this time, and the Company intends to vigorously contest the plaintiff's assertions.

The U.S. EPA investigation or the compliance review process may result in future state or federal action or private rights of action with respect to additional product registration issues. Until the investigation and compliance review process are complete, the Company cannot fully quantify the extent of additional issues. While the Company continues to evaluate the financial impact of the registration and recall matters, the Company currently expects total fiscal year 2008 and 2009 costs related to the recalls and known registration issues to be limited to approximately $65 million, exclusive of potential fines, penalties and/or judgments, of which approximately $51.1 million was incurred during fiscal 2008. No reserves have been established with respect to any potential fines, penalties and/or judgments at the state and/or federal level related to the product registration issues, as the scope and magnitude of such amounts are not currently estimable. However, it is possible that such fines, penalties and/or judgments could be material and have an adverse effect on the Company's financial condition, results of operations and cash flows.

Other Regulatory Matters

In 1997, the Ohio Environmental Protection Agency (the "Ohio EPA") initiated an enforcement action against the Company with respect to alleged surface water violations and inadequate treatment capabilities at the Marysville, Ohio facility seeking corrective action under the federal Resource Conservation and Recovery Act. The action related to discharges from on-site waste water treatment and several discontinued on-site disposal areas. Pursuant to a Consent Order entered by the Union County Common Pleas Court in 2002, the Company is actively engaged in restoring the site to eliminate exposure to waste materials from the discontinued on-site disposal areas.

At September 30, 2008, $3.8 million was accrued for these non-FIFRA compliance-related environmental matters. The amounts accrued are believed to be adequate to cover such known environmental exposures based on current facts and estimates of likely outcomes. However, if facts and circumstances change significantly, they could result in a material adverse effect on the Company's results of operations, financial condition or cash flows.

During fiscal 2008, 2007 and 2006, we expensed approximately $1.4 million, $1.5 million and $2.4 million, respectively, for these non-FIFRA compliance-related environmental matters.

U.S. Horticultural Supply, Inc. (F/K/A E.C. Geiger, Inc.)

On November 5, 2004, U.S. Horticultural Supply, Inc. ("Geiger") filed suit against the Company in the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleges that the Company conspired with another distributor, Griffin Greenhouse Supplies, Inc., to restrain trade in the horticultural products market, in violation of Section 1 of the Sherman Antitrust Act. On June 2, 2006, the Court denied the Company's motion to dismiss the complaint. Fact discovery and expert discovery are closed. Geiger's damages expert quantifies Geiger's alleged damages at approximately $3.3 million, which could be trebled under antitrust laws. Geiger also seeks recovery of attorneys' fees and costs. The Company has moved for summary judgment requesting dismissal of Geiger's claims.

The Company continues to vigorously defend against Geiger's claims. The Company believes that Geiger's claims are without merit. While no accrual has been established related to this matter, the Company cannot predict the ultimate outcome with certainty. The Company had previously sued and obtained a judgment against Geiger on April 25, 2005, based on Geiger's default on obligations to the Company. The Company is proceeding to collect that judgment.

Other

The Company has been named as a defendant in a number of cases alleging injuries that the lawsuits claim resulted from exposure to asbestos-containing products, apparently based on the Company's historic use of vermiculite in certain of its products. The complaints in these cases are not specific about the plaintiffs' contacts with the Company or its products. The Company in each case is one of numerous defendants and none of the claims seek damages from the Company alone. The Company believes that the claims against it are without merit and is vigorously defending against them. It is not currently possible to reasonably estimate a probable loss, if any, associated with the cases and, accordingly, no accrual or reserves have been recorded in the Company's consolidated financial statements. There can be no assurance that these cases, whether as a result of adverse outcomes or as a result of significant defense costs, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is reviewing agreements and policies that may provide insurance coverage or indemnity as to these claims and is pursuing coverage under some of these agreements and policies, although there can be no assurance of the results of these efforts.

On April 27, 2007, the Company received a proposed Order On Consent from the New York State Department of Environmental Conservation (the "Proposed Order") alleging that, during the calendar year 2003, the Company and James Hagedorn, individually and as Chairman of the Board and Chief Executive Officer of the Company, unlawfully donated to a Port Washington, New York youth sports organization forty bags of Scotts® LawnPro Annual Program Step 3 Insect Control Plus Fertilizer which, while federally registered, was allegedly not registered in the state of New York. The Proposed Order requests penalties totaling $695,000. The Company has made its position clear to the New York State Department of Environmental Conservation and is awaiting a response.

The Company is involved in other lawsuits and claims which arise in the normal course of business. These claims individually and in the aggregate are not expected to result in a material adverse effect on the Company's results of operations, financial condition or cash flows.

NOTE 19. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company sells its consumer products to a wide variety of retailers, including mass merchandisers, home centers, independent hardware stores, nurseries, garden outlets, warehouse clubs, food and drug stores and local and regional chains. Professional products are sold to commercial nurseries, greenhouses, landscape services and growers of specialty agriculture crops. Concentrations of accounts receivable at September 30, net of accounts receivable pledged under the terms of the New MARP Agreement whereby the purchaser has assumed the risk associated with the debtor's financial inability to pay ($146.6 million and $149.5 million for 2008 and 2007, respectively), were as follows:

	2008	2007
Due from customers geographically located in North America	53%	52%
Applicable to the consumer business	61%	54%
Applicable to Scotts LawnService®, the professional businesses (primarily distributors), Smith & Hawken® and Morning Song®	39%	46%
Top 3 customers within consumer business as a percent of total consumer accounts receivable	0%	0%

The remainder of the Company's accounts receivable at September 30, 2008 and 2007, were generated from customers located outside of North America, primarily retailers, distributors, nurseries and growers in Europe. No concentrations of customers or individual customers within this group account for more than 10% of the Company's accounts receivable at either balance sheet date.

The Company's three largest customers are reported within the Global Consumer segment, and are the only customers that individually represent more than 10% of reported consolidated net sales for each of the last three fiscal years. These three customers accounted for the following percentages of consolidated net sales for the fiscal years ended September 30:

	Largest Customer	2nd Largest Customer	3rd Largest Customer
2008	21.0%	13.5%	13.4%
2007	20.2%	10.9%	10.2%
2006	21.5%	11.2%	10.5%

NOTE 20. OTHER (INCOME) EXPENSE

Other (income) expense consisted of the following for the fiscal years ended September 30 (in millions):

	2008	2007	2006
Royalty income	$ (9.6)	$ (9.9)	$(6.8)
Gain from peat transaction	(1.2)	(1.0)	(0.9)
Franchise fees	(0.2)	(0.2)	(0.2)
Foreign currency (gains) losses	0.9	(0.2)	(0.7)
Other, net	(0.3)	(0.2)	(0.6)
Total	$(10.4)	$(11.5)	$(9.2)

NOTE 21. SEGMENT INFORMATION

For fiscal 2008, the Company divided its business into the following segments — Global Consumer, Global Professional, Scotts LawnService®, and Corporate & Other. These segments differ from those used in the prior year due to the realignment of the North America and International segments into the Global Consumer and Global Professional segments. The prior year amounts have been reclassified to conform with the fiscal 2008 segments. This division of reportable segments is consistent with how the segments report to and are managed by senior management of the Company.

The Global Consumer segment consists of the North American Consumer and International Consumer business groups. The business groups comprising this segment manufacture, market and sell dry, granular slow-release lawn fertilizers, combination lawn fertilizer and control products, grass seed, spreaders, water-soluble, liquid and continuous release garden and indoor plant foods, plant care products, potting, garden and lawn soils, mulches and other growing media products and pesticide products. Products are marketed to mass merchandisers, home centers, large hardware chains, warehouse clubs, distributors, garden centers and grocers in the United States, Canada and Europe.

The Global Professional segment is focused on a full line of horticultural products including controlled-release and water-soluble fertilizers and plant protection products, grass seed products, spreaders and customer application services. Products are sold to commercial nurseries and greenhouses and specialty crop growers, primarily in North America and Europe. Our consumer businesses in Australia and Latin America are also part of the Global Professional segment.

The Scotts LawnService® segment provides lawn fertilization, disease and insect control and other related services such as core aeration and tree and shrub fertilization primarily to residential consumers through company-owned branches and franchises in the United States. In our larger branches, an exterior barrier pest control service is also offered.

The Corporate & Other segment consists of the Smith & Hawken® business and corporate general and administrative expenses.

The following table presents segment financial information in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Pursuant to SFAS 131, the presentation of the segment financial information is consistent with the basis used by management (i.e., certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation).

	2008	2007	2006
Net sales:			
Global Consumer	$2,250.1	$2,176.2	$2,089.6
Global Professional	348.8	281.9	233.4
Scotts LawnService®	247.4	230.5	205.7
Corporate & Other	158.6	184.0	169.2
Segment total	3,004.9	2,872.6	2,697.9
Roundup® amortization	(0.8)	(0.8)	(0.8)
Product registration and recall matters — returns	(22.3)	—	—
	$2,981.8	$2,871.8	$2,697.1
Operating income (loss):			
Global Consumer	$ 344.5	$ 379.1	$ 392.4
Global Professional	33.7	31.3	27.3
Scotts LawnService®	11.3	11.3	15.6
Corporate & Other	(87.2)	(90.5)	(91.0)
Segment total	302.3	331.2	344.3
Roundup® amortization	(0.8)	(0.8)	(0.8)
Amortization	(15.6)	(15.3)	(15.2)
Product registration and recall matters	(51.1)	—	—
Impairment of assets	(136.8)	(35.3)	(66.4)
Restructuring and other charges	—	(2.7)	(9.4)
	$ 98.0	$ 277.1	$ 252.5
Depreciation & amortization:			
Global Consumer	$ 42.2	$ 39.1	$ 41.0
Global Professional	3.3	3.6	2.8
Scotts LawnService®	5.2	4.1	3.8
Corporate & Other	19.6	20.7	19.4
	$ 70.3	$ 67.5	$ 67.0
Capital expenditures:			
Global Consumer	$ 50.2	$ 37.8	$ 35.2
Global Professional	1.0	1.2	1.0
Scotts LawnService®	1.8	3.8	3.0
Corporate & Other	7.2	11.2	17.8
	$ 60.2	$ 54.0	$ 57.0
Total assets:			
Global Consumer	$1,483.8	$1,551.9	
Global Professional	289.9	308.0	
Scotts LawnService®	186.5	189.2	
Corporate & Other	196.1	228.1	
	$2,156.3	$2,277.2	

Segment operating income (loss) represents earnings before amortization of intangible assets, interest and taxes, since this is the measure of profitability used by management. Accordingly, the Corporate & Other operating loss includes unallocated corporate general and administrative expenses and certain other income/expense not allocated to the business segments.

Total assets reported for the Company's operating segments include the intangible assets for the acquired businesses within those segments. Corporate & Other assets primarily include deferred financing and debt issuance costs and corporate intangible assets, as well as deferred tax assets and Smith & Hawken® assets.

The following table presents net sales and property, plant and equipment by geographic area for fiscal years 2008, 2007 and 2006:

	2008	2007	2006
Net sales:			
North America	$2,435.7	$2,402.0	$2,288.6
International	546.1	469.8	408.5
	$2,981.8	$2,871.8	$2,697.1
Property, plant and equipment, net:			
North America	$ 297.3	$ 313.9	$ 324.1
International	46.8	52.0	43.5
	$ 344.1	$ 365.9	$ 367.6

NOTE 22. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2008 and fiscal 2007 (in millions, except per share data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2008					
Net sales	$308.7	$958.0	$1,170.9	$544.2	$2,981.8
Gross profit	71.3	322.8	423.8	121.7	939.6
Net income (loss)	(56.8)	58.0	22.6	(34.7)	(10.9)
Basic earnings (loss) per common share	$ (0.89)	$ 0.90	$ 0.35	$ (0.54)	$ (0.17)
Common shares used in basic EPS calculation	64.2	64.4	64.6	64.7	64.5
Diluted earnings (loss) per common share	$ (0.89)	$ 0.88	$ 0.35	$ (0.54)	$ (0.17)
Common shares and dilutive potential common shares used in diluted EPS calculation	64.2	65.6	65.3	64.7	64.5

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2007					
Net sales	$271.2	$993.3	$1,098.4	$508.9	$2,871.8
Gross profit	55.3	368.4	422.7	158.1	1,004.5
Net income (loss)	(59.4)	83.4	129.7	(40.3)	113.4
Basic earnings (loss) per common share	$(0.88)	$ 1.26	$ 2.04	$ (0.63)	$ 1.74
Common shares used in basic EPS calculation	67.2	66.1	63.6	63.9	65.2
Diluted earnings (loss) per common share	$(0.88)	$ 1.23	$ 1.98	$ (0.63)	$ 1.69
Common shares and dilutive potential common shares used in diluted EPS calculation	67.2	67.8	65.4	63.9	67.0

Common share equivalents, such as stock awards, are excluded from the diluted loss per share calculation in periods where there is a net loss because their effect is anti-dilutive.

The Company's business is highly seasonal, with 70% to 75% of net sales occurring in the second and third fiscal quarters combined.

Unusual items during fiscal 2008 consisted of impairment and product registration and recall charges. These items are reflected in the quarterly financial information as follows: second quarter product registration and recall charges of $30.8 million, third quarter product registration and recall charges of $10.2 million and impairment of intangible assets and goodwill of $123.3 million and fourth quarter product registration and recall charges of $10.1 million and impairment of intangible assets and goodwill of $13.5 million.

Unusual items during fiscal 2007 consisted of impairment, restructuring and other charges and charges incurred to execute the Company's recapitalization plan. These items are reflected in the quarterly financial information as follows: second quarter refinancing expense due to the recapitalization plan of $18.3 million, fourth quarter impairment of intangible assets and goodwill of $35.3 million and restructuring and other charges of $2.7 million.

GOVERNANCE DOCUMENTS

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange's Listed Company Manual, the Board of Directors of the Registrant has adopted a Code of Business Conduct and Ethics covering the members of the Registrant's Board of Directors and associates (employees) of the Registrant and its subsidiaries, including, without limitation, the Registrant's principal executive officer, principal financial officer and principal accounting officer. The Registrant intends to disclose the following events, if they occur, on its Internet website located at http://investor.scotts.com within four business days following their occurrence: (A) the date and nature of any amendment to a provision of Scotts Miracle-Gro's Code of Business Conduct and Ethics that (i) applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, (ii) relates to any element of the code of ethics definition enumerated in Item 406(b) of SEC Regulation S-K, and (iii) is not a technical, administrative or other non-substantive amendment; and (B) a description (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver) of any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, that relates to one or more of the elements of the code of ethics definition set forth in Item 406(b) of SEC Regulation S-K.

The text of the Code of Business Conduct and Ethics, the Registrant's Corporate Governance Guidelines, the Audit Committee charter, the Governance and Nominating Committee charter, the Compensation and Organization Committee charter, the Finance Committee charter and the Innovation & Technology Committee charter are posted under the "governance" link on the Registrant's Internet website located at http://investor.scotts.com. Interested persons may also obtain copies of each of these documents without charge by writing to The Scotts Miracle-Gro Company, Attention: Corporate Secretary, 14111 Scottslawn Road, Marysville, Ohio 43041.

Shareholder Information

World Headquarters
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

www.scotts.com

Annual Meeting
The annual meeting of shareholders will be held at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041, on Thursday, January 22, 2009, at 8:30 a.m. (EST).

NYSE Symbol
The common shares of The Scotts Miracle-Gro Company trade on the New York Stock Exchange under the symbol SMG.

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900

Shareholder and Investor Relations Contact
Jim King
Senior Vice President,
Investor Relations & Corporate Affairs

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

Dividends
On June 22, 2005, The Scotts Miracle-Gro Company announced that its Board of Directors had approved the establishment of a quarterly cash dividend. The $0.50 per share (adjusted for the 2-for-1 stock split distributed November 9, 2005) annual dividend has been paid in quarterly increments since the fourth quarter of fiscal 2005. In addition, the Company paid a special one-time cash dividend of $8.00 per share on March 5, 2007.

The payment of future dividends, if any, on common shares will be determined by the Board of Directors of The Scotts Miracle-Gro Company in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Future dividend payments are currently restricted to $55 million annually under the Company's existing credit facilities.

Stock Price Performance
See chart at right for stock price performance. The Scotts Miracle-Gro Company common shares have been publicly traded since January 31, 1992.

Shareholders
As of November 26, 2008, there were approximately 29,000 shareholders, including holders of record and The Scotts Miracle-Gro Company's estimate of beneficial holders.

Publications for Shareholders
In addition to this 2008 Annual Report, The Scotts Miracle-Gro Company informs shareholders about the Company through its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K and its Notice of Annual Meeting of Shareholders and Proxy Statement.

Copies of any of these documents may be obtained without charge on our Investor Relations Web site at http://investor.scotts.com or by writing to:

The Scotts Miracle-Gro Company
Attention: Investor Relations
14111 Scottslawn Road
Marysville, Ohio 43041

Certifications
The Scotts Miracle-Gro Company has filed the certifications of its chief executive officer and its chief financial officer, required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) under the Securities Exchange Act of 1934, as exhibits to its Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

On February 27, 2008, The Scotts Miracle-Gro Company submitted to the New York Stock Exchange the annual certification of the chief executive officer required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Stock Price Range*

Fiscal year ended September 30, 2008	High	Low
First Quarter	$46.90	$33.50
Second Quarter	$40.65	$30.51
Third Quarter	$36.76	$17.79
Fourth Quarter	$30.17	$16.12

Fiscal year ended September 30, 2007	High	Low
First Quarter	$54.72	$44.02
Second Quarter	$57.45	$40.57
Third Quarter	$47.30	$42.28
Fourth Quarter	$49.69	$40.60

*Not adjusted for a one-time cash dividend of $8.00 per share distributed March 5, 2007

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
Certain of the statements contained in this 2008 Annual Report, including, but not limited to, information regarding the future financial performance and financial condition of the Company, the plans and objectives of the Company's management, and the Company's assumptions regarding such performance and plans are forward-looking in nature. Actual results could differ materially from the forward-looking information in this 2008 Annual Report, due to a variety of factors. Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward-looking information contained in this 2008 Annual Report is readily available in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008, which is filed with the Securities and Exchange Commission.

Comparison of 5-Year Cumulative Total Return*

Among The Scotts Miracle-Gro Company, The Russell 2000 Index and The S&P Household Products Index


$200
$180
$160
$140
$120
$100
$50
$0
9/03
9/04
9/05
9/06
9/07
9/08
The Scotts Miracle-Gro Company
Russell 2000
S&P Household Products Index

*$100 invested on 9/30/03 in stock or index-including reinvestment of dividends. Fiscal year ending September 30.

THE Scotts Miracle-Gro COMPANY



The Scotts Miracle-Gro Company 14111 Scottslawn Road Marysville, Ohio 43041 937.644.0011 www.scotts.com

END